As filed with the Securities and Exchange Commission on December 11, 2024
Commission File Nos. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ ]

Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No.	[ ]

JACKSON NATIONAL LIFE INSURANCE COMPANY
(Name of Insurance Company)

1 Corporate Way, Lansing, Michigan 48951
(Address of Insurance Company's Principal Executive Offices)

Insurance Company's Telephone Number, including Area Code: (517) 381-5500

Scott J. Golde, Esq., Senior Vice President, General Counsel
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951
(Name and Address of Agent for Service)

Copy to:
Alison Samborn, Esq., Assistant Vice President, Insurance Legal & Product Development
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951

Approximate Date of Proposed Public Offering: As soon as practicable after the effectiveness of the registration statement.

It is proposed that this filing will become effective (check appropriate box)
[ ]	immediately upon filing pursuant to paragraph (b)
[ ]	on (date) pursuant to paragraph (b)
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on (date) pursuant to paragraph (a)(1) of rule 485 under the Securities Act of 1933 ("Securities Act").

If appropriate, check the following box:
[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Check each box that appropriately characterizes the Registrant:
[ ]	New Registrant (as applicable, a Registered Separate Account or Insurance Company that has not filed a Securities Act registration statement or amendment thereto within 3 years preceding this filing)
[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))
[ ]	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act
[X]	Insurance Company relying on Rule 12h-7 under the Exchange Act
[ ]	Smaller reporting company (as defined by Rule 12b-2 under the Exchange Act)

Title of Securities Being Registered: Single Premium Deferred Index-Linked Annuity contracts.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

JACKSON MARKET LINK PRO® III
SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY

Issued by
Jackson National Life Insurance Company®

The date of this prospectus is _______, 2025. This prospectus contains information about the Contract and Jackson National Life Insurance Company (“Jackson®”) that you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations. Jackson's obligations under the Contract are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Contract will meet your investment and financial planning needs.

Index-linked annuity contracts are complex insurance and investment vehicles and involve risk, including potential loss of principal. Before you invest, be sure to discuss the Contract’s features, benefits, risks, and fees with your financial professional in order to determine whether the Contract is appropriate for you based upon your financial situation and objectives. Please carefully read this prospectus and any related documents and keep everything together for future reference.

The Contract makes available for investment index-linked and fixed options. Additional information about these investment options is available in Appendix A.

This prospectus describes the Indexes, Terms, Crediting Methods, Protection Options, and add-on Guaranteed Minimum Withdrawal Benefits ("GMWB") that we currently offer under the Contract. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any Premium payment. Please confirm with us or your financial professional that you have the most current prospectus that describes the availability and any restrictions on the Crediting Methods and Protection Options.

The Jackson Market Link Pro III Contract is an individual single Premium deferred registered index-linked annuity Contract issued by Jackson. The Contract provides for the potential accumulation of retirement savings and partial downside protection in adverse market conditions. The Contract is a long-term, tax-deferred annuity designed for retirement or other long-term investment purposes. It is available for use in Non-Qualified plans, Qualified plans, Tax-Sheltered annuities, Traditional IRAs, and Roth IRAs.

The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in negative Contract adjustments, taxes, and tax penalties, as applicable. The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions. We apply an Interim Value adjustment if amounts are removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to 100% of your investment. Withdrawals could also result in significant reductions to your Contract Value and the death benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59½. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional.

We limit the amount you can earn on an Index Account Option. Crediting Methods such as the Cap, Performance Trigger, and Performance Boost could limit positive Index gain. Crediting Method rates could change in the future, but in no event will an available Cap Rate be lower than 2% for a 6-year Index Account Option Term, 1.50% for a 3-year Index Account Option Term, or 1% for a 1-year Index Account Option Term; an available Performance Trigger Rate be lower than 1%; an available Performance Boost Rate be lower than 5% or Performance Boost Cap Rate be lower than 2% for a 6-year Index Account Option Term, 1.50% for a 3-year Index Account Option Term, or 1% for a 1-year Index Account Option Term. The Contract currently offers 10% Floor, and 10%, 20%, and 100% Buffer Protection Options, which could expose you to up to a 90% loss due to poor Index performance after taking into account the current limits on Index loss provided under the contract depending on the Index Account Option you select. Protection Option rates could change in the future. Available Floor and Buffer Protection Options will always be at least 5%.

Jackson is located at 1 Corporate Way, Lansing, Michigan, 48951. The telephone number is 1-800-644-4565. Jackson is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. You can contact our Jackson Customer Care Center at P.O. Box 24068, Lansing Michigan 48909-4068; 1-800-644-4565; www.jackson.com.

An investment in this Contract is subject to risk including the possible loss of principal and that loss can become greater in the case of an early withdrawal due to charges and adjustments imposed on those withdrawals. See “Principal Risks” beginning on page 17 for more information.

Additional information about certain investment products, including registered index-linked annuities, has been prepared by the SEC’s staff and is available at www.Investor.gov.

If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties. In some states, or when purchased as a replacement, this cancellation period may be longer. Upon cancellation, you will receive a full refund of the amount you paid with your application, less any partial withdrawals you've taken prior to cancelling. You should review this prospectus, or consult with your financial professional, for additional information about the specific cancellation terms that apply.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Adjusted Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term, adjusted based on the Cap Rate, Index Participation Rate (applicable only with the Cap Crediting Method), Performance Trigger Rate, Performance Boost Rate, Performance Boost Cap Rate (applicable only with the Performance Boost Crediting Method), Buffer or Floor, as applicable.

Annuitant – the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner’s death. The Contract allows for the naming of multiple Beneficiaries.

Buffer - one of the two Protection Options offered and an Index Adjustment Factor. A Buffer is the amount of negative Index price change before a negative Index Adjustment is credited to the Index Account Option Value at the end of an Index Account Option Term, expressed as a percentage. A Buffer protects from loss up to a stated amount. You only incur a loss if the Index declines more than the stated Buffer percentage during the Index Account Option Term (though it is possible to incur a loss in excess of the stated Buffer percentage if you make a withdrawal prior to the end of the Index Account Option Term).

Business Day - any day that the New York Stock Exchange is open for business during the hours in which the New York Stock Exchange is open. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Cap Rate ("CR") or Cap - one of three currently available Crediting Methods, and an Index Adjustment Factor. The Cap Rate is the maximum positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Cap
Crediting Method at the end of each Index Account Option Term after application of the Index Participation Rate.

Contract - the single premium deferred Index-linked annuity contract and any optional endorsements you may have selected.

Contract Anniversary - the Business Day on or immediately following each one-year anniversary of the Issue Date.

Contract Option - one of the options offered by the Company under this Contract. The Contract Options for this product are the Fixed Account and Index Account.

Contract Value - the sum of the allocations to the Fixed Account and the Index Account.

Contract Year - the succeeding twelve months from a Contract’s Issue Date and every anniversary. The first Contract Year (Contract Year 0-1) starts on the Contract’s Issue Date and extends to, but does not include, the first Contract Anniversary. Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2023, then the end of Contract Year 1 would be January 14, 2024, and January 15, 2024, which is the first Contract Anniversary, begins Contract Year 2.

Crediting Method - the general term used to describe a method of crediting the applicable positive Index Adjustment at the end of an Index Account Option Term.

Covered Life - each of the individuals covered under the For Life Guarantee of the +Income GMWB with Joint Option .

Deferral Year - the period of time measured by each Contract Anniversary that has passed after election of the add-on Guaranteed Minimum Withdrawal Benefit ("GMWB").

Designated Life - the life on which certain Guaranteed Minimum Withdrawal Benefit ("GMWB") values and guarantees are based.

Determination Date - the date the Guaranteed Annual Withdrawal Amount Percentage ("GAWA%") is determined and locked-in, and the Guaranteed Annual Withdrawal Amount ("GAWA") is determined for the first time after election of the +Income GMWB or +Income GMWB with Joint Option.

Excess Withdrawal - any portion of a withdrawal taken, after election of the +Income GMWB or +Income GMWB with Joint Option, that causes total withdrawals taken during that Contract Year to exceed the greater of the Guaranteed Annual Withdrawal Amount ("GAWA") or Required Minimum Distribution ("RMD"), if applicable, on the date of the withdrawal.

End-Term Performance Lock - a Contract feature that allows for the automatic reallocation of positive Index Adjustments from Index Account Options into the Fixed Account at the end of each Index Account Option Term.

Fixed Account - a Contract Option in which amounts earn a declared rate of interest for a defined period of time.

Fixed Account Option - An option within the Fixed Account for allocation of Premium or Contract Value defined by its term.

Fixed Account Minimum Interest Rate - the minimum interest rate applied to the Fixed Account, guaranteed for the life of the Contract.

Fixed Account Minimum Value - the minimum guaranteed amount of the Fixed Account Value. The Fixed Account Minimum Value is equal to 87.5% of all amounts allocated to the Fixed Account, reduced by the net amount of withdrawals and transfers from the Fixed Account, and taxes, accumulated at the Fixed Account Minimum Interest Rate.

Fixed Account Value - the value of the portion of the Premium allocated to the Fixed Account. The Fixed Account Value is equal to the larger of the Fixed Account Minimum Value or Premium allocated to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate for the Contract per annum, less any partial withdrawals including any Withdrawal Charges on such withdrawals, any amounts transferred out of the Fixed Account, and any applicable charges for add-on benefits.

Floor - one of the two Protection Options offered and an Index Adjustment Factor. A Floor is the maximum negative Index Adjustment that will be credited to the Index Account Option Value at the end of the Index Account Option Term, expressed as a percentage. A Floor protects from loss after a stated threshold. If the Index declines during the Index Account Option Term, you incur a loss up to the stated Floor percentage, and are protected from any further loss beyond the Floor during that Index Account Option Term.

For Life Guarantee - a guarantee under the +Income GMWB that entitles you to the Guaranteed Annual Withdrawal Amount ("GAWA") for the lifetime of the Designated Life, or, with joint Owners, the lifetime of the joint Owner who dies first. For a Contract owned by a legal entity with joint Annuitants, the guarantee lasts for the lifetime of the joint Annuitant who dies first. Under the +Income GMWB with Joint Option, the guarantee lasts for the lifetime of the last surviving Covered Life.

Free Withdrawal - the maximum amount that may be withdrawn each year free of any otherwise applicable Withdrawal Charge. The Free Withdrawal amount is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur a Withdrawal Charge, less earnings. If an RMD or GAWA is applicable and exceeds 10% of Remaining Premium, the Free Withdrawal amount is equal to the greater of the RMD or GAWA, less earnings.

Guaranteed Annual Withdrawal Amount ("GAWA") - the maximum amount the Owner can withdraw from the Contract each Contract Year after the election of the +Income GMWB or +Income GMWB with Joint Option, without reducing the guaranteed amount the Owner can withdraw in future Contract Years on Contracts without an applicable Required Minimum Distribution (RMD) under federal tax law or where the GAWA is higher than the applicable RMD.

Guaranteed Annual Withdrawal Amount Percentage ("GAWA%") - the percentage, which is locked-in on the Determination Date based on the Designated Life's attained age and number of elapsed Deferral Years, and is used to determine the Guaranteed Annual Withdrawal Amount. The GAWA% will not change after the Determination Date for any reason.

Guaranteed Minimum Withdrawal Benefit ("GMWB") - an add-on benefit that may be purchased for an additional fee that provides for a Guaranteed Annual Withdrawal Amount that is guaranteed for the life of the Designated Life (or Covered Lives if the Joint Option is elected) if the For Life Guarantee is in effect, or until the depletion of the Guaranteed Withdrawal Balance ("GWB") if the For Life Guarantee is not in effect.

Guaranteed Minimum Withdrawal Benefit Charge ("GMWB Charge") - the charge assessed annually upon election of the +Income GMWB or +Income GMWB with Joint Option.

Guaranteed Withdrawal - the general term used to describe the greater of the GAWA or applicable RMD on Contracts with the +Income GMWB or +Income GMWB with Joint Option.

Guaranteed Withdrawal Balance ("GWB") - the value upon which the GAWA and GMWB Charge are based. The GWB is not a Contract Value and cannot be withdrawn as a lump-sum.

Good Order - when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

Income Date - the date on which income payments are scheduled to begin as described in the Income Payments section of the prospectus.

Index - a benchmark used to determine the positive or negative Index Adjustment credited, if any, for a particular Index Account Option.

Index Account - a Contract Option in which amounts are credited positive or negative index-linked interest for a specified period.

Index Account Option - an option within the Index Account for allocation of Premium, defined by its term, Index, Crediting Method, and Protection Option.

Index Account Option Term - the selected duration of an Index Account Option.

Index Account Option Term Anniversary - the Business Day concurrent with or immediately following the end of an Index Account Option Term.

Index Account Option Value - the value of the portion of Premium allocated to an Index Account Option.

Index Account Value - the sum of the Index Account Option Values.

Index Adjustment - an adjustment to Index Account Option Value at the end of each Index Account Option Term. Index Adjustments can be zero, positive or negative, depending on the performance of the selected Index, Crediting Method, and Protection Option. The Index Adjustment is equal to the Adjusted Index Return.

Index Adjustment Factor(s) - the parameters used to determine the amount of an Index Adjustment. These parameters are specific to the applicable Crediting Method and Protection Option. Cap Rates, Performance Trigger Rates, Performance Boost Rates, Performance Boost Cap Rates (applicable only with the Performance Boost Rate Crediting Method), Index Participation Rates (applicable only with the Cap Crediting Method), Buffers, and Floors are all Index Adjustment Factors.

Index Option Crediting Base - a component of the calculation we use to determine your Index Account Option Value.

Index Participation Rate ("IPR") - the percentage applied to any positive Index Return in the calculation of the Index Adjustment for the Cap Crediting Method. The IPR is an Index Adjustment Factor, and is declared at the beginning of the Index Account Option term. The IPR is guaranteed to be at least 100%, and will never serve to decrease an Index Adjustment. The IPR is not a stand-alone Crediting Method. It is applicable only with the Cap Crediting Method.

Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term.

Interim Value - the Index Account Option Value during the Index Account Option Term. The Interim Value will never be less than zero. The Interim Value is calculated on each day of the Index Account Option Term, other than the first and last days, and is the amount of Index Account Option Value available for partial or total withdrawals (including GAWA withdrawals, automatic withdrawals, RMDs, deduction of the GMWB Charge, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the death benefit) or Intra-Term Performance Locks. The Interim Value is equal to the sum of the fixed income asset proxy and the derivative asset proxy. For more information on Interim Value, please see "Interim Value Calculation and Adjustment" beginning on page 49.

Intra-Term Performance Lock- a Contract feature that permits the one-time reallocation of Interim Value from an Index Account Option to the Short Duration Fixed Account Option prior to the end of the Index Account Option Term.

Intra-Term Performance Lock Date - the date Interim Value is reallocated to the Short Duration Fixed Account Option in connection with an Intra-Term Performance Lock.

Issue Date - the date your Contract is issued.

Jackson, JNL, we, our, or us – Jackson National Life Insurance Company. (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Latest Income Date ("LID") - the date on which you will begin receiving income payments. The Latest Income Date is the Contract Anniversary on which the Owner will be 95 years old, or such date allowed by the Company on a non-discriminatory basis or required by a qualified plan, law or regulation.

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner.

Performance Boost Cap Rate ("PBCR") - an Index Adjustment Factor associated with the Performance Boost Crediting Method. The PBCR is the maximum positive Index Adjustment, expressed as a percentage, that could be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term. The Performance Boost Cap Rate is not a stand-alone Crediting Method. It is applicable only when you select the Performance Boost Rate Crediting Method.

Performance Boost Rate ("PBR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PBR is the amount that will be added to Index Return, expressed as a percentage, that will increase value of the Index Adjustment that will be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term if the performance criteria are met. The Index Adjustment credited under the Performance Boost Crediting Method is limited by the Performance Boost Cap Rate.

Performance Trigger Rate ("PTR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PTR is the amount of positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Crediting Method at the end of each Index Account Option Term if the performance criteria are met.

Premium - consideration paid into the Contract by or on behalf of the Owner.

Protection Options - the general term used to describe the Floor and Buffer Index Adjustment Factors. Protection Options provide varying levels of partial protection against the risk of loss of Index Account Option Value when Index Return is negative.

Remaining Premium - total Premium paid into the Contract, reduced by withdrawals of Premium, including Withdrawal Charges, before withdrawals are adjusted for any applicable charges.

Required Minimum Distributions ("RMDs") – for certain qualified Contracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only. This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the Owner of a qualified Contract. On Contracts with the +Income GMWB or +Income GMWB with Joint Option where the RMD is higher than the GAWA, the RMD is the maximum amount the Owner can withdraw each Contract Year without reducing the GAWA.

Step-Up - a feature under which we automatically increase the GWB to reflect any increases in the Contract Value due to positive investment performance during the Contract Year when you have elected the +Income GMWB or +Income GMWB with Joint Option. There are annual Step-Ups and a Determination Date Step-Up available under the +Income GMWB and +Income GMWB with Joint Option.

Withdrawal Charge - a charge that is applied to withdrawals in excess of the Free Withdrawal amount or which are considered Excess Withdrawals under the +Income GMWB or +Income GMWB with Joint Option, including partial and total withdrawals during the first six years of the Contract, or amounts applied to income payments on an Income Date within the first Contract Year, expressed as a percentage of Remaining Premium.

Withdrawal Value - the amount payable upon a total withdrawal of Contract Value. The Withdrawal Value is equal to the Contract Value, less any applicable charges for add-on benefits, subject to any applicable positive or negative Interim Value adjustment, less any applicable Withdrawal Charge.

OVERVIEW OF THE CONTRACT

Purpose of the Contract
Jackson Market Link Pro III is a Registered Index-Linked Annuity (“RILA”) contract. The Contract is an SEC registered, tax deferred annuity that permits you to link your investment to an Index (or multiple Indexes) over a defined period of time ("term").
The Contract is intended to help you save for retirement or another long-term investment purpose through investments in a variety of Contract Options during the accumulation phase. The Contract also offers death benefits to protect your designated Beneficiaries. Through the annuitization feature, the Contract can supplement your retirement income by providing a stream of income payments. The Contract also offers certain optional living benefits that provide you with the ability to take guaranteed withdrawals. This Contract may be appropriate if you have a long investment time horizon. It is not intended for people who may need to make early or frequent withdrawals.
Phases of the Contract
The Contract has two phases: the accumulation phase, when you make Premium payments to us, and the income phase, when we make income payments to you.
Accumulation Phase

The Contract is divided into two general categories for allocation of your Premium and Contract Value during the accumulation phase: the Fixed Account, where amounts earn a declared rate of interest for an annually renewable one-year term, and the Index Account, where amounts earn index-linked interest ("Index Adjustment") for a specified term based in part upon the performance of a selected Index.

A list of Contract Options and additional information about the Contract Options in which you may currently invest is provided in Appendix A: Investment Options Available Under the Contract.

Index Account
The Contract currently offers five Indexes that can be tracked in any combination, which allow for the ability to diversify among different asset classes and investment strategies. At the end of the term, we will credit positive or negative interest ("Index Adjustment") to amounts allocated to your Index Account Option based, in part, on the performance of your selected Index. If the Index Return is positive, the Contract credits any gains in that Index to your Index Account Option Value, subject to the Crediting Method you choose: Cap, Performance Trigger, or Performance Boost. If the Index Return is negative, the Contract credits losses, which may be either absorbed or offset, subject to the Protection Option you choose: a stated Buffer or Floor. You could lose a significant amount of money if the Index declines in value.

Indexes: Each Index is comprised of or defined by certain securities or by a combination of certain securities and other investments. The Indexes currently offered on the Contract are the S&P 500, Russell 2000, MSCI Emerging Markets, MSCI EAFE, and the Nasdaq-100.
Crediting Methods: Each Crediting Method provides the opportunity to receive an Index Adjustment based on any positive Index Return at the end of the Index Account Option Term. We limit the amount you can earn on an Index Account Option through the use of the Crediting Methods. The Crediting Methods currently offered on the Contract are the Cap, subject to a stated Cap Rate (and an Index Participation Rate); Performance Trigger, subject to a stated Performance Trigger Rate; and Performance Boost, subject to a stated Performance Boost Rate (and a stated Performance Boost Cap Rate) Crediting Methods. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method) are provided at the time of application, and to existing owners and financial professionals at any time, upon request. Crediting methods must be elected before the start of the Term and will apply for the duration of the Term.

•Cap
◦This Crediting Method provides a positive Index Adjustment equal to any positive Index Return multiplied by the stated Index Participation Rate, subject to a stated Cap Rate.
◦The Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means if the Index Return is in excess of the Cap Rate, your positive Index Adjustment will be limited by (and equal to)

the Cap Rate. For example, if the Index Return is 12% and your Cap Rate under the Cap Crediting Method is 10%, we will credit you with a 10% positive Index Adjustment at the end of the Index Account Option Term, meaning your Contract Value will increase by 10%.
◦The Index Participation Rate is guaranteed to never be less than 100%. This means it will never reduce your Index Adjustment. If the Index Participation Rate is greater than 100%, it may serve to increase your Index Adjustment.
◦In no event will an available Cap Rate be lower than 2% for a 6-year Index Account Option Term, 1.50% for a 3-year Index Account Option Term, or 1% for a 1-year Index Account Option Term.
◦An Index Participation Rate or a Cap Rate are not a guarantee of any positive return.

•Performance Trigger
◦This Crediting Method provides a positive Index Adjustment equal to a stated Performance Trigger Rate if the Index Return is zero or positive.
◦The Performance Trigger Rate equals the positive Index Adjustment that you will receive if the Index Return is zero or positive, regardless of whether the actual Index Return is higher or lower than the stated Performance Trigger Rate. For example, if the Index Return is 12% and your Performance Trigger Rate under the Performance Trigger Crediting Method is 10%, we will credit you with a 10% positive Index Adjustment at the end of the Index Account Option Term, meaning your Contract Value will increase by 10%.
◦In no event will an available Performance Trigger Rate be lower than 1%.
◦A Performance Trigger Rate is not a guarantee of any positive return.
•Performance Boost
◦This Crediting Method provides a positive Index Adjustment equal to Index Return plus the stated Performance Boost Rate if the Index Return is zero, positive, or negative, but not if the negative return is equal to or in excess of the elected Buffer Protection Option, subject to a stated Performance Boost Cap Rate.
◦The Performance Boost Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means that any positive Index Adjustment will always be limited by the stated Performance Boost Cap Rate. For example, if the Index Return is 12%, your Performance Boost Rate under the Performance Boost Crediting Method is 10%, and your Performance Boost Cap Rate under the Performance Boost Crediting Method is 10%, we will credit you with a 10% positive Index Adjustment at the end of the Index Account Option Term, meaning your Contract Value will increase by 10%.
◦The Performance Boost Rate boosts your Index Adjustment to a value higher than Index Return, and is equal to the Buffer percentage. Since the Performance Boost Rate is equal to the Buffer:
▪If the Index Return is negative but within the Buffer, the Index Adjustment will always be positive.
▪If the Index Return is negative and equal to the Buffer, the Index Adjustment will always be zero.
▪If the Index return is negative in excess of the Buffer, the Index Adjustment will always be negative in the amount it exceeds the Buffer.
◦The Performance Boost Crediting Method is only available with the Buffer Protection Option.
◦In no event will an available Performance Boost Rate be lower than 5% or the Performance Boost Cap Rate be lower than 2% for a 6-year Index Account Option Term, 1.50% for a 3-year Index Account Option Term, or 1% for a 1-year Index Account Option Term.
◦A Performance Boost Rate or a Performance Boost Cap Rate are not a guarantee of any positive return.

Neither the Index Participation Rate nor the Performance Boost Cap Rate are available as stand-alone Crediting Methods.

Protection Options: The Protection Options provide a level of downside protection if the Index Return is negative. You may choose either a Buffer or Floor Protection Option. Current Buffer and Floor rates are provided at the time of application.

•A Buffer protects from loss up to a specific amount (typically 10%, 20%, or 100%). You only incur a loss if the Index declines more than the stated Buffer percentage. For example, if an Index declines 15% and you chose a 10% Buffer, you would incur a loss of 5% for that Index Account Option Term. Available Buffer rates are guaranteed to be no less than 5% or more than 100%. Available Buffer Protection Options will always be at least 5%.
•A Floor protects from loss after a specific threshold. If the Index declines, you incur a loss up to the stated Floor percentage, beyond which, you are protected by any further loss for that Index Account Option Term. For example, if you chose a 10% Floor and the Index declines 15%, you would lose 10% for that Index Account Option Term. Available Floor rates are guaranteed to be no less than 5% or more than 50%. Available Floor Protection Options will always be at least 5%.
Index Account Option Terms: The Contract currently offers three term lengths: a 1-Year term, a 3-Year term, and a 6-Year term depending on the Crediting Method and Protection Option you choose.
The available Crediting Method and Protection Option rates are the new business and renewal rates effective as of the first day of an Index Account Option Term and will not change until the end of your Index Account Option Term. The rate for a particular Index Account Option Term may be higher or lower than the rate for previous or future Index Account Option Terms.
We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus.

Fixed Account
You also have the option to invest all or a portion of your Contract Value into a Fixed Account. Amounts allocated to the Fixed Account earn compounded interest at a fixed rate for the duration of the term. Currently, we offer a one-year term for amounts allocated to the Fixed Account and at the end of the one-year term, you will have the option of reallocating those amounts to Index Account Options, or to continue with the amounts in the Fixed Account. The credited interest rate on the Fixed Account is set annually and can be changed as each one-year term resets on the Contract Anniversary, subject to a guaranteed minimum interest rate.
There is also a Short Duration Fixed Account Option, which is only available in connection with Intra-Term Performance Locks and spousal continuation, and may not be independently elected. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. See “Intra-Term Performance Lock” below for information on how the Short Duration Fixed Account Option is used for Intra-Term Performance Lock transfers. In comparison to the one year Fixed Account Option, the Short Duration Fixed Account Option generally has lower interest crediting rates, and cannot be independently elected absent an Intra-Term Performance Lock or spousal continuation.

Income Phase

You can elect to annuitize your Contract and turn your Contract Value into a stream of income payments from us. Currently, we offer income options that provide payments for (i) the life of the Annuitant(s), (ii) a specified period, or (iii) a combination of life and a specified period. We may offer other options, at our discretion, where permitted by state law.

Please note that if you annuitize, your Contract Value will be converted to income payments and you may no longer withdraw money at will from your Contract. All add-on benefits terminate when you begin taking income payments.

Contract Features

Intra-Term Performance Lock: Intra-Term Performance Lock is currently available with all Crediting Method options. This feature allows you to transfer the full Interim Value from your selected Index Account Option into the Short Duration Fixed Account Option, where it will earn the declared Short Duration Fixed Account rate of interest beginning on the Intra-Term Performance Lock Date until the next Contract Anniversary. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-644-4565. We use the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Interim Value, and it may be higher or lower than it was on the Business Day we received your Intra-Term Performance Lock request. Any such transfers are subject to an Interim Value adjustment, as discussed immediately above in this Overview of the Contract section, which can substantially reduce your Index Account Option Value. An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once an Intra-Term Performance Lock has been processed, it is irrevocable.

On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term.

Access to Your Money: You are permitted to make withdrawals under the terms of the Contract. Withdrawals taken during the first six years of the Contract may be subject to Withdrawal Charges and withdrawals taken from Index Account Options may be subject to an Interim Value adjustment. Depending on the Crediting Method, Protection Option, Index selected, and the amount of time that has elapsed in the Index Account Option Term, this adjustment could be substantial.
Death Benefit: During the accumulation phase, your Contract includes a standard death benefit. For Owners 80 or younger at the Issue Date of the Contract, the standard death benefit (known as the Return of Premium death benefit) is the greater of the Contract Value or the Premium you paid into the Contract (reduced proportionally by the percentage reduction in the Index Account Option Value and the Fixed Account Value for each partial withdrawal (including any applicable Withdrawal Charge)). For Owners age 81 or older at the Issue Date of the Contract, the standard death benefit is the Contract Value.
Guaranteed Minimum Withdrawal Benefit: The Contract offers an add-on benefit that, for a fee, guarantees an annual level of income each year in the form of withdrawals ("GAWA withdrawals") equal to the greater of the Guaranteed Annual Withdrawal Amount ("GAWA") or your Required Minimum Distribution ("RMD"), if applicable, prior to the Income Date. Two versions of this Guaranteed Minimum Withdrawal Benefit ("GMWB") are available: +Income GMWB, which is a single life version, and +Income GMWB with Joint Option, which is a version for two Covered Lives. The GAWA is guaranteed even if your Contract Value drops to zero (other than due to an Excess Withdrawal or total withdrawal).
Contract Adjustments
Interim Value: Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Intra-Term Performance Locks or if amounts are removed from an Index Account Option prior to the end of the Index Account Option Term, including partial or total withdrawals from the Contract (including withdrawals of the Guaranteed Annual Withdrawal Amount under the +Income GMWB or +Income GMWB with Joint Option), automatic withdrawals, required minimum distributions ("RMD"), deductions of the GMWB Charge, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the death benefit. Each Index Account Option will have a separate Interim Value. Withdrawals will reduce the Interim Value and any withdrawal taken in the first six years after issue may also be assessed Withdrawal Charges in addition to the Interim Value adjustment. You could lose a significant amount of money due to the use of Interim Values if amounts are removed from the Index Account Options prior to the end of the Index Account Option Term.

The Interim Value is calculated based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term. If you take a withdrawal that is based on Interim Value, the withdrawal will reduce the Interim Value of your Index Account Option by the amount withdrawn. Any applicable Withdrawal Charge, taxes, and tax penalties will subsequently be deducted from the amount you receive from a withdrawal. Please note that when calculating Interim Value, the Index Option Crediting Base is reduced proportionally to the Index Account Option Value for each withdrawal. If the Interim Value is greater than the Index Option Crediting Base, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Amounts withdrawn during the Index Account Option Term will not receive an Index Adjustment at the end of that Index Account Option Term. This means that by transacting mid-term on Interim Value, you are reducing the Index Account Option Value that could have received an Index Adjustment at the end of the Index Account Option Term. The Interim Value may reflect a negative return even if the Index increases, and may reflect a positive return even if the Index decreases.

Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

	FEES, EXPENSES, AND ADJUSTMENTS			Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you withdraw money from your Contract during the first 6 years of the Contract, you will be assessed a withdrawal charge. The maximum withdrawal charge is 8.0% of the Remaining Premium withdrawn during the two years after the Contract is issued. For example, if you make an early withdrawal within the first two Contract Years, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment. This loss will be greater if there is a negative Interim Value adjustment, taxes, or tax penalties.

In addition, if all or a portion of Contract Value is removed from an Index Account Option before the end of the Index Account Option Term, or you exercise an Intra-Term Performance Lock, we will apply an Interim Value adjustment, which may be negative. The Interim Value adjustment applies upon partial or total withdrawals from the Contract (including withdrawals of the Guaranteed Annual Withdrawal Amount under the +Income GMWB or +Income GMWB with Joint Option), automatic withdrawals, RMDs, deductions of the GMWB Charge, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the death benefit. You could lose up to 100% of your investment due to this Interim Value adjustment. For example, if you allocate $100,000 to a 3-year Index Account Option and later withdraw the entire amount before the 3 years have ended, you could lose up to $100,000 of your investment.
Charges and Adjustments
Are There Transaction Charges?	Yes. In addition to Withdrawal Charges and any negative Interim Value adjustment, you also may be charged for other transactions, such as when you request expedited delivery or wire transfer of funds.			Charges and Adjustments- Transaction Expenses
Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the Investment Options and optional benefits you choose. Please refer to your Contract Data Pages for information about the specific fees you will pay each year based on the options you have elected.
There is an implicit ongoing fee on Index Account Options to the extent that your participation in Index gains is limited by Jackson through the use of a Cap, Performance Trigger Rate, or Performance Boost Cap Rate. This means that your returns may be lower than your elected Index's returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses. This implicit ongoing fee is not reflected in the tables below.
Contract Options - Index Account Additional Information About the Index Account Options - Crediting Methods
	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Base Contract	0%	0%
	2. Optional benefits available for an additional charge[1]	See current Rate Sheet Prospectus Supplement	See current Rate Sheet Prospectus Supplement	GMWB Charge Rate Sheet Prospectus Supplement

1. This prospectus utilizes Rate Sheet Prospectus Supplements to describe the current minimum and maximum charges you would pay for a single optional benefit, if elected. To obtain a copy of the most recent Rate Sheet Prospectus Supplement(s), please visit www.jackson.com/product-literature-__.html.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender (withdrawal) charges and negative Contract Adjustments that substantially increase costs.

	LOWEST ANNUAL COST: See Current Rate Sheet Prospectus Supplement	HIGHEST ANNUAL COST: See Current Rate Sheet Prospectus Supplement	Rate Sheet Prospectus Supplement
	Assumes: •Investment of $100,000 •5% annual appreciation •No add-on benefits •No sales charges •No transfers or withdrawals	Assumes: •Investment of $100,000 •5% annual appreciation •Most expensive add-on benefits •No sales charges •No transfers or withdrawals
	RISKS		Location in Prospectus
Is There a Risk of Loss from Poor Performance?
Yes. You can lose money by investing in this Contract. The Contract currently offers 10% Floor, and 10%, 20%, and 100% Buffer Protection Options, which, depending on which option you select, could expose you to up to a90% loss due to poor Index performance. Protection Option rates could change in the future. Available Floor and Buffer Protection Options will always be at least 5%.
Principal Risks
Is this a Short-Term Investment?
No. This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.

Withdrawal Charges apply for up to 6 years after your Contract has been issued. They will reduce the value of your Contract if you withdraw money during that time. Amounts withdrawn from your Contract may also be subject to taxes and tax penalties. Amounts removed from an Index Account Option before the end of the Index Account Option Term may also result in a negative Interim Value adjustment and loss of positive Index performance. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon.

Because Index Account Options are designed to mature at the end of the Index Account Option Term, we need to know by the end of the Index Account Option Term whether you intend to reallocate to a different Contract Option. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account.
Principal Risks Contract Charges Transfers and Reallocations

What Are the Risks Associated with the Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Contract Options you choose. Each Contract Option (Index Account Options and Fixed Account Options) has its own unique risks. Withdrawals from an Index Account Option prior to the end of the Index Account Option Term are subject to an Interim Value adjustment. You should review the available Contract Options before making an investment decision.

The Cap Rate, Performance Trigger Rate, and Performance Boost Cap Rate, as applicable, will limit positive Index returns (e.g., limited upside). This may result in you earning less than the Index return. For example, assume the Index return is 15% at the end of the Index Account Option Term:

◦Under a Cap Crediting Method with a 10% Cap Rate, we will credit a 10% Index Adjustment at the end of the Index Account Option Term;
◦Under a Performance Trigger Crediting Method with a 10% Performance Trigger Rate, we will credit a 10% Index Adjustment at the end of the Index Account Option Term; and
◦Under a Performance Boost Crediting Method with a 10% Performance Boost Cap Rate, we will credit a 10% Index Adjustment at the end of the Index Account Option Term.

The Floor or Buffer, as applicable, will limit negative Index returns (e.g., limited protection in the case of market decline). For example, assume an Index return of -25% at the end of the Index Account Option Term:

◦If the Buffer is -10%, we will credit a -15% Index Adjustment at the end of the Index Account Option Term; and
◦If the Floor is -10%, we will credit a -10% Index Adjustment at the end of the Index Account Option Term.

The Indexes available for election are price return indexes and not total return indexes, and therefore do not reflect dividends paid on the securities composing the Index. This will reduce the Index return and will cause the Index to underperform a direct investment in the securities composing the Index.
Principal Risks
What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to Jackson. Any obligations (including under any Fixed Account Options and Index Account Options), guarantees, and benefits of the Contract are subject to the claims-paying ability of Jackson. More information about Jackson is available upon request by visiting our website at www.jackson.com or by calling 1-800-644-4565.
Principal Risks
	RESTRICTIONS	Location in Prospectus

Are There Restrictions on the Investment Options?
Yes.

Premium Payments.
•No Premium payments will be accepted after the Contract has been issued.
•The minimum Premium payment must be at least $25,000.
•The maximum Premium payment you may make without our prior approval is $1 million.

Transfers and Reallocations.
•Transfers and reallocations from the Index Account Options are only permitted on Index Account Option Term Anniversaries (which will fall on a Contract Anniversary), unless you exercise an Intra-Term Performance Lock.
•Transfers from the Fixed Account are only permitted on Contract Anniversaries.
Principal Risks Transfers and Reallocations Additional Information About the Index Account Options Access to Your Money - +Income GMWB and +Income GMWB with Joint Option

Are There Restrictions on the Investment Options? (continued from previous page)
•If you do not want to remain invested in the Fixed Account Option until the next Contract Anniversary, or in an Index Account Option until the end of the Index Account Option Term, your only options will be to take a total or partial withdrawal from the Fixed Account Option or Index Account Option, or exercise an Intra-Term Performance Lock from the Index Account Option. Intra-Term Performance Locks and withdrawals out of Index Account Options prior to the end of the Index Account Option Term will be based on the Interim Values of the Index Account Options, and all withdrawals may be subject to Withdrawal Charges, taxes, and tax penalties.

Investment Restrictions.
•Jackson reserves the right to place restrictions on which Contract Options you may select when you have elected the +Income GMWB or +Income GMWB with Joint Option. This includes restrictions to Index Account Option Crediting Methods, Protection Options, Indexes, and Term lengths. If any such restrictions are in place, they will be listed in Appendix A: Investment Options Available Under the Contract.

Our Rights to Change Index Account Options and Indexes Offered Under the Contract.
•We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus.
•We may replace an Index if it is discontinued or the Index is no longer available to us or if the Index's calculation changes substantially. Additionally, we may replace an Index if hedging instruments become difficult to acquire or the cost of hedging related to such Index becomes excessive. We may do so at the end of an Index Account Option Term or during an Index Account Option Term.
•We may change the Crediting Method Rates and Protection Option rates of the Index Account Options available under the Contract, subject to the stated guaranteed minimum or maximum rates. Crediting Method and Protection Option rates will not change during an Index Account Option Term.
•There is no guarantee that a particular Index Account Option will be available during the entire time that you own your Contract. We guarantee that at least two Index Account Options will always be available, and that those options will be identical or similar to those outlined in this prospectus.
•If in the future you are not satisfied with the available Index Account Options, you may choose to withdraw your Index Account Option Value or take a total withdrawal from the Contract, but you may be subject to Withdrawal Charges, taxes, and tax penalties, and an Interim Value adjustment if the withdrawal is made before the end of an Index Account Option Term.
◦Certain Index Account Options and Indexes may not be available through your financial professional. You may obtain information about the Index Account Options and Indexes that are available to you by contacting your financial professional.

Are There any Restrictions on Contract Benefits?
Yes.

+Income GMWB and +Income GMWB with Joint Option.
•Under the +Income GMWB or +Income GMWB with Joint Option, withdrawals that exceed the Guaranteed Withdrawal amount ("Excess Withdrawals") may reduce the value of the benefit by more than the dollar amount of the withdrawal.
•We reserve the right to place restrictions on which Contract Options you may select when you have elected the +Income GMWB or +Income GMWB with Joint Option. This includes restrictions to Index Account Option Crediting Methods, Protection Options, Indexes, and Term lengths. If any such restrictions are in place, they will be listed in Appendix A: Investment Options Available Under the Contract.
•Any withdrawals taken from the Index Account Options under the +Income GMWB or +Income GMWB with Joint Option add-on benefits will be based on Interim Value(s), which may result in loss.
•Compliant withdrawals under the +Income GMWB or +Income GMWB with Joint Option add-on benefits will not be subject to Withdrawal Charges, however Excess Withdrawals may be subject to Withdrawal Charges.
•All withdrawals may be subject to taxes. All withdrawals taken before the age of 59½ may be subject to tax penalties.
•+Income GMWB and +Income GMWB with Joint Option may not be available through all broker-dealers and may vary by state or date of purchase.
•We may modify or discontinue any add-on benefit at any time.

Intra-Term Performance Lock.
•Intra-Term Performance Locks will be based upon Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Index Account Option Value, and it may be higher or lower than it was on the Business Day we received your Intra-Term Performance Lock request.
•An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once an Intra-Term Performance Lock has been processed, it is irrevocable.

Benefits Available Under the Contracts

Access to Your Money - +Income GMWB and +Income GMWB with Joint Option

Transfers and Reallocations - Intra-Term Performance Lock

Appendix A: Investment Options Available Under the Contract

	TAXES	Location in Prospectus
What Are the Contract's Tax Implications?
•Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this Contract.
•If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax benefit.
•Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.
Taxes
	CONFLICTS OF INTEREST	Location in Prospectus

How Are Investment Professionals Compensated?
Your financial professional may receive compensation for selling this Contract to you in the form of commissions, revenue sharing, and other compensation programs. Accordingly, investment professionals may have a financial incentive to offer or recommend this Contract over another investment.
Distribution of Contracts
Should I Exchange My Contract?
Some financial professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your Contract if you determine, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is preferable to purchase the new contract rather than continue to own your existing Contract.
Non-Qualified Contracts - 1035 Exchanges

FEES AND EXPENSES TABLES

The following tables describe the fees, expenses, and adjustments that you will pay when purchasing, owning, and making partial or total withdrawals from an Index Account Option or from the Contract. Please refer to your Contract Data Pages for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you purchase the Contract, take withdrawals from an Index Account Option or from the Contract, or transfer Contract Value between Contract Options. State premium taxes may also be deducted.

Transaction Expenses

Withdrawal Charge (as a percentage of Remaining Premium)
Completed Contract Years	0-1	1-2	2-3	3-4	4-5	5-6	6+
	8.0%	8.0%	7.0%	6.0%	5.0%	4.0%	0.0%

Premium Taxes (Percentage of Premium)[1]	Minimum	0.0%
	Maximum	3.5%
Expedited Delivery Charge[2]		$22.50
Wire Transfers (for withdrawals)[3]		$25
1.    Premium taxes generally range from 0.0% to 3.5% and vary by state.
2.    Between Monday and Friday, the Expedited Delivery Charge is $10. On Saturday, the Expedited Delivery Charge is $22.50.
3.    Standard wire fees are $20, international wire fees are $25.

Adjustments

The next table describes the adjustments, in addition to any transaction expenses, that apply if all or a portion of the Contract Value is removed from an Index Account Option or from the Contract before the expiration of a specified period.

Adjustments	Maximum Adjustment
Interim Value Adjustment Maximum Potential Loss[1] (as a percentage of Contract Value allocated to an Index Account Option)	100%
1.An Interim Value adjustment will apply to your Index Account Option Value upon removal of Contract Value from an Index Account Option prior to the end of the Index Account Option Term or exercise of an Intra-Term Performance Lock. The Interim Value adjustment will apply upon partial or total withdrawals from the Contract (including withdrawals of the GAWA under the +Income GMWB or +Income GMWB with Joint Option), automatic withdrawals, required minimum distributions ("RMD"), deductions of the GMWB Charge, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the death benefit. For more information, please see "Interim Value Calculation and Adjustment" beginning on page 49.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract. If you choose to purchase an add-on benefit, you will pay additional charges, as shown below.
Annual Contract Expenses

Annual Contract Expenses	Maximum Charge
Administrative Charge	None
Base Contract Charge	None
Optional Benefit Charges (as a % of benefit base)[1]
+Income GMWB	3.0%
+Income GMWB with Joint Option	3.0%
1.    The charges for the optional benefits are calculated based on the applicable percentage of the Guaranteed Withdrawal Balance ("GWB").
In addition to the fees described above, we limit the amount you can earn on the Index Account Options. This means your returns may be lower than the Index's returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses.

PRINCIPAL RISKS

The purchase of the Contract and the features you elect involve certain risks. You should carefully consider the following factors, in addition to considerations listed elsewhere in this prospectus, prior to purchasing the Contract.

Risk of Loss. An investment in an index-linked annuity is subject to the risk of loss. You may lose money, including the loss of principal.

Liquidity and Early Withdrawal Risk. We designed the Contract to be a long-term investment that you may use to help save for retirement. The Contract is unsuitable as a short-term savings vehicle. If you take withdrawals from your Contract during the withdrawal charge period, Withdrawal Charges may apply. In addition, each time you take a withdrawal prior to the end of the Index Account Option term, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. In doing so, we use an Interim Value calculation based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held to the end of the Index Account Option Term. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased proportionally, potentially by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis.  Any negative adjustment could be significant, up to 100% of Contract Value allocated to the Index Account Option, and impact the amount of Contract Value available for future withdrawals. In addition, amounts withdrawn from this Contract may also be subject to taxes and a 10% additional federal tax penalty if taken before age 59½. If you plan on taking withdrawals that will be subject to Withdrawal Charges and/or taking withdrawals before age 59½, this Contract may not be appropriate for you.

Limitations on Transfers. You can transfer Contract Value among the Index Account Options and the Fixed Account only at designated times (on the Index Account Option Term Anniversary for amounts invested in Index Account Options, and Contract Anniversaries for amounts invested in the Fixed Account). You cannot transfer out of a current Index Account Option to another Index Account Option (or to the Fixed Account) until the Index Account Option Term Anniversary (unless you are executing an Intra-Term Performance Lock) and you cannot transfer out of the Fixed Account to an Index Account Option until the Contract Anniversary. In all cases, the amount transferred can only be transferred to a new Index Account Option or Fixed Account. This may limit your ability to react to market conditions. You should consider whether the inability to reallocate Contract Value during the elected investment terms is consistent with your financial needs and risk tolerance. For more information about transfers, please see the section titled "Transfers and Reallocations" on page 51.

Reallocations. You should understand that a new Cap Rate, Index Participation Rate (applicable only with the Cap Crediting Method), Performance Trigger Rate, Performance Boost Cap Rate (applicable only with the Performance Boost Rate Crediting Method), or Performance Boost Rate will go into effect on the Index Account Option Term Anniversary for all new Index Account Option Terms. Such rates could be lower, higher, or equal to your current Crediting Method percentage rate. We post all rates online at Jackson.com/RatesJMLP3. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may provide reallocation instructions in writing using our Reallocation Form or a Letter of Instruction, or over the phone if you have authorized telephone transactions. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account. See "Automatic Reallocations" beginning on page 51. Such reallocation instructions must be sent to us in written form acceptable to the Company, or via telephone if you have authorized telephone transactions on your account. For more information on how rates are set and communicated, please see the subsection titled "Crediting Methods" under "Additional Information About the Index Account Options" beginning on page 30. This will occur even if the Fixed Account and/or specific Index Account Option is no longer appropriate for your investment goals. For more information about transfers, please see the section titled "Transfers and Reallocations" on page 51.

Market Risk. There is a risk of substantial loss of Contract Value (except for amounts allocated to the Fixed Account) due to any negative Index Return that exceeds the Buffer or is within the Floor amount. You could lose up to 90% of Contract Value allocated to Index Account Options due to negative Index Return after taking into account the current limits on Index loss provided under the Contract. Available Floor and Buffer Protection Options will always be at least 5%. If any negative Index Return exceeds the Buffer or is within the Floor you have elected at the end of the Index Account Option Term, you will realize the amount of loss associated with your elected Protection Option. Buffers and Floors are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. If you keep amounts allocated to an Index Account Option over multiple Index Account Option Terms in which negative Index Adjustments are made, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Protection Option for a single Index Account Option Term. In addition, any amounts removed from an Index Account Option prior to the end of the Index Account Option Term we will apply an Interim Value adjustment, which, in extreme circumstances, could result in the loss of Contract Value allocated to the Index Account Option as high as 100%.

No Ownership of Underlying Securities. You have no ownership rights in the securities that comprise an Index. Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the Indexes nor is it equivalent to directly investing in such securities. You will not have any ownership interest or rights in the securities, such as voting rights, or the right to receive dividend payments, or other distributions. Index returns would be higher if they included the dividends from the component securities.

Tracking Index Performance. When you allocate money to an Index Account Option, the value of your investment depends in part on the performance of the applicable Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indexes are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indexes may fluctuate, sometimes rapidly and unpredictably. Negative Index Return may cause you to realize investment losses. The historical performance of an Index or an Index Account Option does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a term.

While you will not directly invest in an Index, if you choose to allocate amounts to an Index Account Option, you are indirectly exposed to the investment risks associated with the applicable Index as the Contract performance tracks the Index Return and then your elected Crediting Methods and Protection Options are applied based on that performance. Each Index's performance is subject to market risk, equity risk, and issuer risk (in addition to other risks identified in this section):
•Market Risk. Each Index could decrease in value over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Negative fluctuations in the value of an Index may be significant and unpredictable.
•Equity Risk. Each Index is comprised of equity securities. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. Equity securities may underperform in comparison to the general financial markets, a particular financial market, or other asset classes.
•Issuer Risk. The performance of each Index depends on the performance of individual securities included in the Index. Changes in the financial condition, credit rating, or public perception of an issuer of those securities may cause the value of the issuer's securities to decline.
In recent years, the financial markets have at times experienced periods of significant volatility and negative returns, contributing to an uncertain and evolving economic environment. The performance of the markets has been impacted by several interrelating factors such as, but not limited to, natural disasters, public health crises, inflation, political and social developments, and military and governmental actions. You should consult with your financial professional about how market conditions may impact your investment decisions under the Contract.
We calculate an Index Return by comparing the value of the Index between two specific points in time, which means the performance of the Index may be negative or flat for the Index Account Option Term as a whole (including a multi-year Index Account Option Term) even if the Index performed positively for certain periods of time during the Index Account Option Term.
An investment in an Index Account Option is not an investment in the companies that comprise the applicable Index. You will have no voting rights, no rights to receive cash dividends or other distributions, and no other rights with respect to the companies that make up the Indexes. Each Index is a “price return index,” not “total return index,” meaning the Index Return does not include any dividends or other distributions declared by the companies included in the Index. This will reduce the Index Return and will cause the Index to underperform a direct investment in the companies included in the Index.
In addition to the foregoing, each Index has its own unique risks, as follows:
•S&P 500 Index: The S&P 500 Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies.

•Russell 2000 Index: The Russell 2000 Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Small-capitalization companies are more likely to fail than larger companies.
•MSCI EAFE Index: The MSCI EAFE Index is comprised of equity securities of large- and mid-capitalization companies and it is designed to measure the equity market performance of developed markets, including countries in Europe, Australasia, and the Far East. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of mid-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). This index is calculated in USD and local currency only. The exchange rates used for all currencies for all MSCI equity indexes are taken from Reuters at 4pm GMT each day.
•MSCI Emerging Markets Index: The MSCI Emerging Markets Index is comprised of equity securities of large- and mid-capitalization companies in emerging markets. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of larger companies. Mid-capitalization companies are more likely to fail than larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). Those risks are typically more acute when issuers are located or operating in emerging markets. Emerging markets may be more likely to experience inflation, political turmoil, and rapid changes in economic conditions than developed markets. Emerging markets often have less uniformity in accounting and reporting requirements, less reliable valuations, and greater risk associated with custody of securities than developed markets. This index is calculated in USD and local currency only. The exchange rates used for all currencies for all MSCI equity indexes are taken from Reuters at 4pm GMT each day.
•Nasdaq-100 Index: The Nasdaq-100 is comprised of 100 of the largest domestic and international non-financial securities listed on the Nasdaq Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies. To the extent that the Index is comprised of securities issued by companies in a particular sector, those securities may not perform as well as the securities of companies in other sectors or the market as a whole. Also, any securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty).
Limits on Investment Return.

•Cap Rate. If you elect a Cap Crediting Method, the highest possible return that you may achieve on your investment is equal to the Cap Rate, or "Cap". The Cap therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Caps do not guarantee a certain amount of minimum Index Adjustment credited. Any Index Adjustment based on a Cap Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is subject to a maximum in the form of a Cap, even when the positive Index Return is greater.

•Performance Trigger Rate. If you elect a Performance Trigger Crediting Method, the highest possible return that you may achieve is equal to the Performance Trigger Rate. The Performance Trigger Rate therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Performance Trigger Rates do not guarantee a minimum Index Adjustment amount. Any Index Adjustment credited for a Performance Trigger Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is always equal to the Performance Trigger Rate, even when the positive Index Return is greater.

•Performance Boost Cap Rate (applicable only with the Performance Boost Crediting Method). If you elect a Performance Boost Crediting method, the highest possible return that you may achieve is equal to the Performance Boost Cap Rate. The Performance Boost Cap Rate therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Performance Boost Cap Rates do not guarantee a minimum Index Adjustment amount. Any Index Adjustment credited for a Performance Boost Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is subject to a maximum in the form of a Performance Boost Cap Rate, even when the positive Index Return is greater. In addition, if the Index Return is negative and equal to or in excess of the elected Buffer, you will not get the benefit of the Performance Boost Rate to increase the value of your Index Adjustment. The Performance Boost Cap Rate is not a stand-alone Crediting method. It is applicable only if you elect the Performance Boost Rate Crediting Method.

Cap, Performance Trigger, and Performance Boost Cap Rates are not annual rates. For Index Account Option Terms that are longer than one year, the rates would be lower on an annual basis.

New rates go into effect at the start of each new Index Account Option Term. Such rates could be lower, higher, or equal to the current rate. If a new rate is unacceptable to you, you will have to reallocate your Contract Value to a different Index Account Option or to the Fixed Account. There is a risk that these other investment options will also not be satisfactory to you.

We reserve the right to remove Crediting Methods in the future, so there may not always be a Cap, Performance Trigger, or Performance Boost Crediting Method available to you for election on subsequent Index Account Option Terms. However, there will always be at least one Crediting Method available to you for election. When available, the following guaranteed minimum rates will apply:

Guaranteed Minimum Rates (When Offered)
Rate	Index Account Option Term Length
	1-Year	3-Year	6-Year
Cap Rate	1.0%	1.5%	2.0%
Index Participation Rate	100%	100%	100%
Performance Trigger Rate	1.0%	1.0%	1.0%
Performance Boost Rate	5.0%	5.0%	5.0%
Performance Boost Cap Rate	1.0%	1.5%	2.0%

Buffers and Floors. If you allocate money to an Index Account Option, Index fluctuations may cause an Index Adjustment to be negative at the end of the Index Account Option Term despite the application of the Buffer or Floor Protection Option that you elect.

•If you elect a Floor, a negative Index Return will always result in a negative Index Adjustment up to the Floor but not in excess of the Floor.
•If you elect a Buffer, a negative Index Return will result in a negative Index Adjustment if the negative Index Return exceeds the Buffer.

In choosing between a Buffer and a Floor, you should consider that the maximum amount of principal you can lose with a Buffer is greater than the maximum amount of principal you can lose with a Floor. Conversely, because of the greater downside risk you assume with a Buffer Protection Option, they tend to offer greater opportunities for upside growth (for example, higher Cap rates may be available with Buffer Protection Options).

If we credit your Contract with a negative Index Adjustment, your Index Account Option Value will be reduced. Buffers and Floors are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. Any portion of your Contract Value allocated to an Index Account Option will benefit from the protection of either the Buffer or Floor for that Index Account Option Term only. A new Buffer or Floor will be applied to subsequent Index Account Option Terms, subject to availability. You assume the risk that you will incur a loss and that the amount of the loss could be as much as 90% of Contract Value after taking into account the current limits on Index loss provided under the Contract. You also bear the risk that sustained negative Index Return may result in a zero or negative Index Adjustment being credited to your Index Account Option Value over multiple Index Account Option Terms.

We reserve the right to remove Protection Options in the future, so there may not always be both a Buffer and Floor Protection Option available to you for election on subsequent Index Account Option Terms. However, there will always be at least one Protection Option available to you for election. Available Buffer and Floor Protection Options will always be at least 5%.

If an Index Account Option Value is credited with a negative Index Adjustment for multiple Index Account Option Terms, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Buffer or Floor for a single Index Account Option Term.

Buffers and Floors are not annual rates. For Index Account Option Terms that are longer than one year, the rates would be lower on an annual basis.

Interim Value Risk. Each time you remove Contract Value from an Index Account Option prior to the end of the Index Account Option Term, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. In doing so, we use an Interim Value calculation based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held to the end of the Index Account Option Term. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased on a proportional basis, which may be more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Any negative adjustment could be significant, up to 100% of Contract Value allocated to the Index Account Option, and impact the amount of Contract Value available for future withdrawals.

Elimination, Suspension, Replacements, Substitutions, and Changes to Indexes, Crediting Methods, and Terms. We may replace an Index if it is discontinued or if there is a substantial change in the calculation of the Index, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If we substitute an Index, the performance of the new Index may differ from the original Index, and you may not be able to achieve the level of Index Return you anticipated. If an Index is replaced during an Index Account Option Term, the Index Return for the Index Account Option Term will be calculated by combining the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term, as follows:

Example: Assume that you allocate Contract Value to a 6-Year Index Account Option with the S&P 500 Index and the Index value is $1,000 at the beginning of the term. After 2 years, the S&P 500 Index is discontinued and replaced by the MSCI EAFE Index. On the day of the replacement, the S&P 500 Index is $1,100, so the Index Return as of that date is 10%. The MSCI EAFE Index value on the day of the replacement is $2,000. Going forward, your Index Return for the remainder of the Index Account Option Term will be equal to (1 plus 10%) times (1 plus the calculated return of the MSCI EAFE Index from the replacement date) minus 1. This means that at the end of the Index Account Option Term, if the MSCI EAFE Index value is $1,900, your Index Return would be (1+ 10% ) x (1 + -5%) (-1) = 4.5%.

A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length. No Interim Value adjustment will apply if we substitute an Index.

Changes to the Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method), if any, occur at the beginning of the next Index Account Option Term. The guaranteed maximum Floor and guaranteed minimum Buffer will not change for the life of your Contract. Available Floor and Buffer Rates are guaranteed never to be less than 5%.
We may also add or remove an Index, Index Account Option Term, Crediting Method, or Protection Option during the time that you own the Contract. You bear the risk that we may eliminate an Index Account Option or certain Index Account Option features and replace them with new options and features that are not acceptable to you. We will not add any Index, Index Account Option Term, Crediting Method, or Protection Option until the new Index or Crediting Method has been approved by the insurance department in your state. Any addition, substitution, or removal of an Index, Crediting Method, Protection Option, or Index Account Option Term will be communicated to you in writing.
Intra-Term Performance Lock. Because an Intra-Term Performance Lock utilizes Interim Value on the Intra-Term Performance Lock Date, you may receive less on the date you exercise your Intra-Term Performance Lock than you would have had you exercised your Intra-Term Performance Lock on a different date. The Interim Value is calculated based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, you may receive less than you would have received had you not exercised an Intra-Term Performance Lock and instead remained invested until the end of your Index Account Option Term when you would have realized the full value of your Index Adjustment Factors. When you exercise an Intra-Term Performance Lock, you must transfer the full Interim Value from the selected Index Account Option to the Short Duration Fixed Account Option, which means you will not get the benefit of any positive Index market performance for the remainder of that Contract Year. Once you have exercised an Intra-Term Performance Lock, the Interim Value transferred to the Short Duration Fixed Account Option will be inaccessible for transfer until the next Contract Anniversary. It is possible that the same combination of options that made up the Index Account Option on which you exercised your Intra-Term Performance Lock may no longer be available or may have different rates once you reach the Contract Anniversary, thus preventing you from being reallocated into an identical Index Account Option. Further, once you have exercised an Intra-Term Performance Lock, it is irrevocable.

Issuing Company. No company other than Jackson has any legal responsibility to pay amounts that Jackson owes under the Contract. The amounts you invest are not placed in a registered separate account, and your rights under the Contract to invested assets and the returns on those assets are subject to the claims paying ability of Jackson. You should review and be comfortable with the financial strength of Jackson for its claims-paying ability.

Effects of Withdrawals, Annuitization, or Death. If any of the following are taken during the Index Account Option Term, they could be subject to an Interim Value adjustment that could reduce your Index Account Option Value: a partial or total withdrawal, a GAWA withdrawal on Contracts with +Income GMWB or +Income GMWB with Joint Option, Required Minimum Distribution ("RMD"), Intra-Term Performance Lock, amounts applied to an income option upon annuitization, or payment of the Contract Value element of the death benefit. Such reduction could be significant. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, you may receive less than you would have received had you instead remained invested until the end of your Index Account Option Term when you would have realized the full value of your Index Adjustment Factors. The Interim Value may reflect a negative return even if the Index increases, and may reflect a positive return even if the Index decreases. If you take a withdrawal when the Index Return is negative, your remaining Contract Value may be significantly less than if you waited to take the withdrawal when the Index Return was positive. In addition, partial and total withdrawals taken during the first six Contract Years which exceed the Free Withdrawal amount, including Excess Withdrawals on Contracts with +Income GMWB or +Income GMWB with Joint Option, may be subject to a Withdrawal Charge. Amounts applied to income payments on an Income Date that is within one year of the Contract's Issue Date may also be subject to a Withdrawal Charge.
All withdrawals, including GAWA withdrawals and RMDs, will be taken proportionately from each of your Index Account Options and Fixed Account unless otherwise specified. Withdrawals can also reduce the Death Benefit. Any Return of Premium death benefit will be reduced in a pro-rated amount. Pro rata reductions can be greater than the actual dollar amount of your withdrawal. In addition, since all withdrawals reduce the Contract Value, withdrawals will also reduce the amount that can be taken as income since such amount is determined by the Contract Value on the Income Date. The Latest Income Date for this contract is age 95.
If your Contract Value falls below the minimum Contract Value remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract. This minimum Contract Value requirement does not apply if you have added +Income GMWB or +Income GMWB with Joint Option to your Contract.
There are administrative rules that must be followed when taking an RMD withdrawal. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If you fail to take your full RMD for a year, you will be subject to a 25% excise tax on any shortfall. This excise tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges (i.e., withdrawal charges) and we will impose those charges, which will be reflected in the confirmation of the transaction. An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your +Income GMWB or +Income GMWB with Joint Option, which would result in an adverse recalculation of the GWB and GAWA. For more information on RMD requirements, please see "Required Minimum Distributions Under Certain Tax-Qualified Plans ("RMDS")" beginning on page 63.

+Income GMWB and +Income GMWB with Joint Option Add-On Benefits. You may never need or use certain features provided by the +Income GMWB or +Income GMWB with Joint Option add-on benefits. In that case, you may pay for a feature for which you never realize any benefits.
The +Income GMWB and +Income GMWB with Joint Option are subject to conditions, including increased withdrawal rates the longer you wait to initiate withdrawals after election of the add-on benefit. You may die before you begin taking withdrawals under the add-on benefit. Alternatively, you may not live long enough to receive enough benefit from the add-on benefit to exceed the amount of the fees you pay for the add-on benefit. You may need to make Excess Withdrawals, which have the potential to substantially reduce or even terminate the benefits available from the add-on benefit.
The Index Account Options you elect may provide sufficient credited interest such that you may not need the guarantee that may otherwise be provided by the add-on benefit available for an additional charge.
If your Contract includes the +Income GMWB or +Income GMWB with Joint Option, Excess Withdrawals will reduce the value of the Guaranteed Withdrawal Balance ("GWB") in proportion to the amount of the Excess Withdrawal relative to the total Contract Value at the time of withdrawal. Accordingly, under certain circumstances, a withdrawal could reduce the value of the GWB by more than the dollar amount of the withdrawal.
Add-on benefits may be available at issue or on your Contract Anniversary, subject to availability. If you do not elect the add-on benefit at issue, it is likely that the rates associated with the add-on benefit, including GAWA percentages, may be lower than the rates you would have received if you had elected the add-on benefit at issue. It is also possible that the charge for the add-on benefit elected on your Contract Anniversary may be higher than the charge that would have been applicable if you had elected the add-on benefit at issue.
We reserve the right to place restrictions on which Contract Options you may select when you have elected an add-on benefit. This includes restrictions to Index Account Option Crediting Methods, Protection Options, Indexes, and Term lengths. If any such restrictions are in place, they will be listed in Appendix A: Investment Options Available Under the Contract, and you will be provided notice of these restrictions.
Upon the death of the Owner or joint Owner, if the Beneficiary is a non-spousal Beneficiary, the GWB is void and this GMWB terminates automatically; therefore, the death of the Owner or joint Owner may have a significant negative impact on the value of this GMWB and cause the GMWB to prematurely terminate.
Neither the +Income GMWB nor the +Income GMWB with Joint Option may be terminated independently from termination of the Contract, except in connection with a spousal continuation, where permitted by the terms of the Contract.
The GMWB Charge that you pay for the +Income GMWB or +Income GMWB with Joint Option may be increased every five Contract Years. While you have the ability to avoid any GMWB Charge increases by opting out of future annual Step-Ups, doing so will lock in your GAWA%, which means you are also foregoing any potential further increases to your GAWA%.
GMWBs generally may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial professionals before adding a GMWB to a Contract.
Business Continuity and Cybersecurity Risk. We and our service providers and business partners are subject to certain risks, including those resulting from information system failures, cybersecurity incidents, public heath crises such as the coronavirus (COVID-19) pandemic, and other disaster events. Such events can adversely impact us and our operations. These risks are common to all insurers and financial service providers. These risks include, among other things, the theft, misuse, corruption and destruction of electronic information, interference with or denial of service, attacks on systems or websites, and other operational disruptions that could severely impede our ability to conduct our business or administer the Contract.
Such events could also adversely affect us by resulting in regulatory fines, litigation, financial losses, and reputational damage. Cybersecurity incidents may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. Although we take efforts to protect our systems from cybersecurity incidents, there can be no assurance that we or our service providers will be able to avoid cybersecurity incidents affecting Contract owners in the future. It is also possible that a cybersecurity incident could persist for an extended period of time without detection.
Additionally, our third-party service providers and other third-parties related to our business (such as financial intermediaries or, in the case of our variable products, underlying funds) are subject to similar risks. Successful implementation and execution of their business continuity policies and procedures are largely beyond our control. Disruptions to their business operations may impair our own business operations.

As of the date of this prospectus, we do not believe that we have experienced a material cyber-attack or other cybersecurity incident. However in 2023, we were notified of a data security incident involving the MOVEit file transfer system used by numerous financial services companies. A third-party vendor uses that software on our behalf to, among other things, identify the deaths of insured persons and annuitants under life insurance policies and annuity contracts. According to that third party vendor, an unknown actor exploited a MOVEit software flaw to access the vendor’s systems and download certain data. Our assessment indicated that personally identifiable information relating to approximately 850,000 of Jackson’s customers was obtained by that unknown actor from the third party vendor’s systems. This MOVEit vulnerability has now been rectified. Separately, Jackson experienced unauthorized access to two servers as a result of the MOVEit flaw; however, the scope and nature of the data accessed on those servers was significantly less than the third party vendor impact. Our assessment was that a subset of information relating to certain partner organizations and individuals, including certain customers of Jackson, was obtained from the two affected servers. We notified affected customers as required by law, and we continue to assess and investigate the overall impact of the incidents. At this time, we do not believe the incidents or related litigation will have a material adverse effect on the business, operations, or financial results of Jackson.

THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us. The Contract is an individual single Premium deferred index-linked annuity. Your Contract and any endorsements are the formal contractual agreement between you and the Company. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract.

Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85.

Your Premium and Contract Value may be allocated to:

•the Fixed Account, in which amounts earn a declared rate of interest for a certain period,
•the Index Account, in which amounts may be allocated to the Index Account Options, which are currently available with a variety of Crediting Methods and term lengths, and certain Protection Options, all of which may be credited with a zero, positive or negative Index Adjustment based upon the performance of a specified Index.
Your Contract, like all deferred annuity contracts, has two phases:

•the accumulation phase, when your Premium may accumulate value based upon the Index Adjustment and/or Fixed Account interest credited, and
•the income phase, when we make income payments to you.
As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contracts. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract.

State Variations. This prospectus describes the material rights and obligations under the Contract. There may be some variations to the general description in this prospectus, where required by specific state laws. Please refer to your Contract for specific variations applicable to you. Any state variations will be included in your Contract and any endorsements to your Contract. For a list of material state variations, please refer to Appendix C.

Owner. As Owner, you may exercise all ownership rights under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for joint Owners who are spouses (as defined under federal law). Only two joint Owners are allowed per Contract. Any reference in this prospectus to the Owner includes any joint Owner. Joint Owners have equal ownership rights, and as such, each Owner must authorize any exercise of Contract rights unless the joint Owners instruct us in writing to act upon authorization of an individual joint Owner.

In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract.

Ownership Changes. To the extent allowed by law, we reserve the right to refuse ownership changes at any time on a non-discriminatory basis, as required by applicable law or regulation. You may request to change the Owner or joint Owner of this Contract by sending a signed, dated request to our Customer Care Center at the address provided on the cover of this prospectus. The change of ownership will not take effect until it is approved by us, unless you specify another date, and will be subject to any payments made or actions taken by us prior to our approval. We will use the oldest Owner's age for all Contract purposes. No person whose age exceeds the maximum issue age allowed by Jackson as of the Issue Date of the Contract may be designated as a new Owner. On Contracts with the +Income GMWB or +Income GMWB with Joint Option, while we may permit an ownership change under certain scenarios, neither the Designated Life nor the Covered Lives may be changed.

Jackson assumes no responsibility for the validity or tax consequences of any ownership change. If you make an ownership change, you may have to pay taxes. We encourage you to seek legal and/or tax advice before requesting any ownership change.

Annuitant. The Annuitant is the natural person on whose life income payments for this Contract are based. If the Contract is owned by a natural person, you may change the Annuitant at any time before you begin taking income payments by sending a written, signed and dated request to the Customer Care Center, at the address provided on the cover of this prospectus. If the Contract is owned by a legal entity, we will use the oldest Annuitant's age for all Contract purposes unless otherwise specified in your Contract. Contracts owned by legal entities are not eligible for Annuitant changes. The Annuitant change will take effect on the date you signed the change request, unless you specify otherwise, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. We reserve the right to limit the number of joint Annuitants to two. If the Contract is owned by a legal entity, the Annuitant(s) will be entitled to the benefits of the waivers of Withdrawal Charges due to terminal illness or extended care, as described more fully in your Contract.

Beneficiary. The Beneficiary is the natural person or legal entity designated to receive any Contract benefits upon the first Owner's death. The Contract allows for the naming of multiple Beneficiaries. You may change the Beneficiary(ies) by sending a written, signed and dated request to the Customer Care Center, at the address provided on the cover of this prospectus. If an irrevocable Beneficiary was previously designated, that Beneficiary must consent in writing to any change of Beneficiary(ies). The Beneficiary change will take effect on the date you signed the change request, subject to any payments made or actions taken by us prior to receipt of the request in Good Order.

Assignment. To the extent allowed by state law, we reserve the right to refuse assignments at any time on a non-discriminatory basis, as required by applicable law or regulation. You may request to assign this Contract by sending a signed, dated request to our Customer Care Center, at the address provided on the cover of this prospectus. The assignment will take effect on the date we approve it, unless you specify another date, subject to any payments made or actions taken by us prior to our approval. Your right to assign the Contract is subject to the interest of any assignee or irrevocable Beneficiary. If the Contract is issued pursuant to a qualified plan, it may not be assigned except under such conditions as may be allowed under the plan and applicable law. Generally, an assignment or pledge of a non-qualified annuity is treated as a distribution. On Contracts with the +Income GMWB or +Income GMWB with Joint Option, while we may permit an assignment, neither the Designated Life nor the Covered Lives may be changed.

Jackson assumes no responsibility for the validity or tax consequences of any assignment. We encourage you to seek legal and/or tax advice before requesting any assignment.
JACKSON

The obligations under the Contract (including Fixed Account obligations, death benefits, living benefits, or other benefits available under the Contract) are obligations of Jackson and are subject to Jackson’s claims-paying ability and financial strength. Jackson’s principal business address is 1 Corporate Way, Lansing, Michigan 48951.

We do not file periodic reports, in reliance on Rule 12h-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which exempts certain issuers of securities that are subject to insurance regulations from filing periodic reports pursuant to Section 15(d) of the Exchange Act.

CONTRACT OPTIONS

The Contract is divided into two general categories for allocation of your Premium and Contract Value: the Fixed Account, where amounts earn a declared rate of interest for an annually renewable one-year term, and the Index Account, where amounts earn index-linked interest ("Index Adjustment") for a specified term based upon the performance of a selected Index.

Fixed Account. The Fixed Account is an annually renewable account in which amounts you allocate earn a declared rate of interest. Fixed Account interest rates are guaranteed for one year from the date you allocate amounts into the Fixed Account and are subject to change on each Contract Anniversary thereafter. In no event will the interest rate credited to amounts allocated to the Fixed Account be less than the Fixed Account Minimum Interest Rate, as discussed below. Information regarding the features of the Fixed Account Option(s), including (i) name, (ii) term, and (iii) minimum guaranteed interest rates are also available in Appendix A: Investment Options Available Under the Contract.

Short Duration Fixed Account Option. The Short Duration Fixed Account Option is a limited-purpose short-term Fixed Account Option that is used solely for Intra-Term Performance Locks and/or spousal continuation option adjustments, and cannot be independently elected. Any amounts allocated to this option will remain allocated until the immediate next Contract Anniversary only, as described below. Fixed Account interest rates for the Short Duration Fixed Account Option are guaranteed from the date funds are allocated to the Short Duration Fixed Account Option until the next Contract Anniversary.

On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 52. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract.

Fixed Account Value. The Fixed Account Value is equal to (1) the value of Premium and any amounts transferred into the Fixed Account; (2) plus interest credited daily at a rate not less than the Fixed Account Minimum Interest Rate, per annum; (3) less any gross partial withdrawals, including any Withdrawal Charges on such withdrawals; (4) less any amounts transferred out of the Fixed Account, (5) less any applicable GMWB Charge. The Fixed Account Value will never be less than the Fixed Account Minimum Value. The Fixed Account Minimum Value is equal to the greater of (a) eighty-seven and one half (87.5%) of any allocations to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate per annum, less any partial withdrawals after being reduced for any applicable taxes, or (b) zero Any portion of a Withdrawal Charge that would reduce the Fixed Account Value below the Fixed Account Minimum Value will be waived.

Rates of Interest We Credit. This Contract guarantees a Fixed Account Minimum Interest Rate that applies to amounts allocated to the 1-year Fixed Account Option as well as the Short Duration Fixed Account Option. The Fixed Account Minimum Interest Rate guaranteed by the Contract will be no less than the minimum non-forfeiture rate, which may vary from year to year. The minimum non-forfeiture rate will be determined by Jackson, pursuant to the requirements outlined by the Standard Nonforfeiture Law for Individual Deferred Annuities. The current Fixed Account Minimum Interest Rate is equal to the current minimum non-forfeiture rate of 3.00%. If the Fixed Account Minimum Interest Rate changes, we will file a supplement providing notice to new purchasers of the Contract. The Fixed Account Minimum Interest Rate is guaranteed for the life of the Contract, and your Fixed Account Minimum Interest Rate will not change once your Contract has been issued. The Fixed Account Minimum Interest Rate that was applicable at the time your Contract was issued will be reflected in your Contract. Any changes to the Fixed Account Minimum Interest Rate apply only to new purchasers of the Contract on or after the date the new Fixed Account Minimum Interest Rate is effective, which will be the date of the most recent prospectus or the date identified in any applicable supplement filing.

In addition, we establish a declared rate of interest ("base interest rate") at the time you allocate any amounts to the Fixed Account, and that base interest rate will apply to that allocation for the entire one-year Fixed Account term. To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account Minimum Interest Rate, we will credit that allocation with the higher base interest rate. Thus, the declared base interest rate could be greater than the guaranteed Fixed Account Minimum Interest Rate specified in your Contract, but will never cause your allocation to be credited at less than the currently applicable Fixed Account Minimum Interest Rate. On each Contract Anniversary, the base interest rate is subject to change. Different base interest rates may apply to the Short Duration Fixed Account Option.

Renewal base interest rates for the Fixed Account declared on Contract Anniversaries may be different from the base interest rates for prior Fixed Account Option Terms, but will never be less than the Fixed Account Minimum Interest Rate specified in your Contract. You bear the risk that the base interest rate we declare on each Contract Anniversary for the Fixed Account Option(s) will not exceed the Fixed Account Minimum Interest Rate or the base interest rate from prior Fixed Account Option Terms.

The Fixed Account Value may be transferred to available Index Account Options only on Contract Anniversaries. Index Account Option Value may be transferred into the Fixed Account on Index Account Option Term Anniversaries, which will fall on Contract Anniversaries. We post all Index Account Option rates online at Jackson.com/RatesJMLP3. The rates for Contract Value reallocations at the end of a Fixed Account Option Term are posted at least 30 days before the end of any Fixed Account Option Term. At least 30 days prior to any Contract Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term if you should choose to reallocate your Fixed Account Value. You may also request current rates at any time by contacting your financial professional or the Jackson Customer Care Center. If you do not provide timely allocation instructions by close of business on the Contract Anniversary of an expiring Fixed Account Option as to how you would like your Fixed Account Value allocated on your Contract Anniversary, your Fixed Account Value will remain in the Fixed Account until the next Contract Anniversary. See "Automatic Reallocations" beginning on page 51. Such reallocation instructions must be sent to us in written form acceptable to the Company, or via telephone if you have authorized telephone transactions on your account.

Index Account. Amounts allocated to the Index Account are credited with a positive or negative Index Adjustment at the end of each Index Account Option Term based, in part, upon the performance of the selected Index, subject to the Crediting Method, and Protection Option. . Your selections from available options make up what are referred to as Index Account Options, which are available with different combinations of Indexes, Protection Options, Crediting Methods, and term lengths. As of the date of this prospectus, the following options are currently available for election with any of the Indexes:

Crediting Methods	Protection Options*		Term Length
	Buffer	Floor	1-Year	3-Year	6-Year
Cap	10%, 20%, 100%	10%**	✓	✓	✓
Performance Trigger	10%, 100%	10%**	✓	N/A	N/A
Performance Boost	10%	N/A	✓	✓	✓
* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson Customer Care Center for current rate availability.
** The Floor Protection Option is only available with the 1-year Cap and Performance Trigger Crediting Methods.

Information regarding the features of each currently offered Index Account Option, including (i) its name, (ii) its type, (iii) its
Index Account Option Term, (iv) its current limit on Index loss, and (v) its minimum limit on Index gain, is available in Appendix A: Investment Options Available Under the Contract.

An investment in an Index Account Option is not an investment in the Index or in any Index fund. You could lose a significant amount of money if the Index declines in value. Prior to the end of an Index Account Option Term, amounts allocated to the Index Account are equal to the Interim Value. You could lose a significant amount of money due to an Interim Value adjustment if amounts are removed from an Index Account Option prior to the end of its Crediting Period.

Crediting Method and Protection Option Rates. Available rates for Crediting Methods and Protection Options are the new business or renewal rates effective as of the first day of your Index Account Option Term and will not change until the end of your Index Account Option Term. The rates for a particular Index Account Option Term may be higher or lower than the rates for previous or future Index Account Option Terms. We post all rates online at Jackson.com/RatesJMLP3. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may also request current rates at any time by contacting your financial professional or the Jackson Customer Care Center. Guaranteed minimum and maximum rates for each Crediting Method and Protection Option are listed below in the sections for each specific Crediting Method and Protection Option.

We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus.

Index Account Value. The Index Account Value is equal to the sum of all the Index Account Option Values.

Index Account Option Value. When you allocate Contract Value to an Index Account Option for an Index Account Option Term, your investment in the Index Account Option is represented by an Index Account Option Value. Your Index Account Option Value is the portion of your Contract Value allocated to that Index Account Option at any given time. If you allocate Contract Value to multiple Index Account Options at the same time, you will have a separate Index Account Option Value for each Index Account Option in which you are invested. The minimum amount you may allocate to an Index Account Option is $100.

•At the beginning of the Index Account Option Term, your Index Account Option Value is equal to the Index Option Crediting Base.

•During the Index Account Option Term, your Index Account Option Value is equal to the Interim Value. The Interim Value is equal to the sum of the market value of the derivative asset proxy and the book value of the fixed income asset proxy.

•At the end of the Index Account Option Term, your Index Account Option Value is equal to the greater of the Index Option Crediting Base plus the Index Adjustment, or zero.

Index Adjustment. For each Index Account Option to which you allocate Contract Value, at the end of the Index Account Option Term, we will credit your Index Account Option Value with an Index Adjustment. This Index Adjustment can be zero, positive, or negative, depending on the performance of the Index and the Crediting Method and Protection Option chosen.

•If the Index Adjustment is positive, your Index Account Option Value will increase by a dollar amount equal to the positive Index Adjustment.

•If the Index Adjustment is negative, your Index Account Option Value will decrease by a dollar amount equal to the negative Index Adjustment.

•If the Index Adjustment is equal to zero, no Index Adjustment will be credited and there will be no adjustment to your Index Account Option Value.

Your allocation must remain in the Index Account Option until the end of the Index Account Option Term in order to receive an Index Adjustment and avoid an Interim Value adjustment, in addition to potential Withdrawal Charges and tax consequences.

Index Option Crediting Base. The Index Option Crediting Base is a component of the calculation we use to determine your Index Account Option Value.
•At the beginning of the Index Account Option Term, the Index Option Crediting Base is equal to the Premium or Contract Value allocated or transferred to the Index Account Option less the amount transferred out of the Index Account Option.
•During or at the end of the Index Account Option Term, the Index Option Crediting Base is equal to the greater of (i) the Index Option Crediting Base at the beginning of the Index Account Option Term, reduced for any Intra-Term Performance Locks or withdrawals taken from the Index Account Option during the current Index Account Option Term in the same proportion that the Index Account Option Value was reduced on the date of the Intra-Term Performance Lock or withdrawal (withdrawals in this context include partial or total withdrawals from the Contract, GAWA withdrawals, automatic withdrawals, required minimum distributions ("RMD"), deductions of the GMWB Charge, amounts applied to income options upon annuitization, the payment of the Contract Value element of the death benefit), or (ii) zero.

Interim Value. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day if you remove Contract Value prior to the end of the Index Account Option Term including partial or total withdrawals from the Contract, GAWA withdrawals, automatic withdrawals, required minimum distributions ("RMD"), deductions of the GMWB Charge, amounts applied to income options upon annuitization, payment of the Contract Value element of the death benefit), or exercise of an Intra-Term Performance Lock. For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. Each Index Account Option will have a separate Interim Value. Withdrawals will reduce the Interim Value and any withdrawal taken in the first six years after issue may also be assessed a Withdrawal Charge.

Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. The Interim Value adjustment may result in a loss even if the Index is performing positively at the time of the transaction and cause you to lose a significant amount of money. The Interim Value adjustment could result in the loss of principal and previously-credited earnings in the Contract, and in extreme circumstances, such losses could be as high as 100%.

You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-644-4565. For more information about Interim Value and how withdrawals and other transactions based on Interim Values will affect your Contract, please see "Interim Value Calculation and Adjustment" beginning on page 49. See the Statement of Additional Information (SAI) for detailed explanations and examples of how we calculate Interim Value in various scenarios.

ADDITIONAL INFORMATION ABOUT THE INDEX ACCOUNT OPTIONS

Indexes. When you allocate money to the Index Account, you are credited the Index Adjustment based upon the performance of your selected Index. You should discuss the available Indexes with your financial professional and obtain advice on which Index is best suited for your specific financial goals. Currently, we offer the following Indexes:

•S&P 500 Index: The S&P 500 Index is comprised of equity securities issued by large-capitalization U.S. companies.

•Russell 2000 Index: The Russell 2000 Index is comprised of equity securities of small-capitalization U.S. companies.
•MSCI EAFE Index: The MSCI EAFE Index is comprised of equity securities of large- and mid-capitalization companies and it is designed to measure the equity market performance of developed markets, including countries in Europe, Australasia, and the Far East.

•MSCI Emerging Markets Index: The MSCI Emerging Markets Index is comprised of equity securities of large- and mid-capitalization companies in emerging markets.

•Nasdaq-100 Index: The Nasdaq-100 is comprised of 100 of the largest domestic and international non-financial securities listed on the Nasdaq Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies.

All of the Indexes offered are price return indexes, not total return indexes, which means they do not reflect dividends paid on the securities composing the Index. This will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

We reserve the right to add, remove, or replace any Index, Term, Crediting Method, or Protection Option in the future, subject to necessary regulatory approvals. If an Index is replaced during an Index Account Option Term, the Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term.
Index Performance Examples. The bar charts shown below provide each Index's annual returns for the last 10 calendar years (or for the life of the Index if less than 10 years), as well as the Index Returns after applying a hypothetical 5% Cap rate and a hypothetical -10% Buffer rate. The charts illustrate the variability of the returns from year to year and show how hypothetical limits on Index gains and losses may affect these returns. Past performance is not necessarily an indication of future performance.

The performances below are NOT the performance of any Index Account Option. Your performance under the Contract will differ, perhaps significantly. The performances below may reflect a different return calculation, time period, and limit on Index gains and losses than the Index Account Options, and do not reflect Contract fees and charges, including Withdrawal Charges and the Interim Value calculation and adjustment, which reduce performance.

S&P 500 Index*
*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

Russell 2000 Index*
*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

MSCI Emerging Markets Index*
*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

MSCI EAFE Index*
*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

Nasdaq-100 Index*
*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

Replacing an Index. We may replace an Index if it is discontinued or the Index is no longer available to us or if the Index's calculation changes substantially. Additionally, we may replace an Index if hedging instruments become difficult to acquire or the cost of hedging related to such Index becomes excessive. We may do so at the end of an Index Account Option Term or during an Index Account Option Term. We will notify you in writing at least 30 days before we replace an Index. If an Index is replaced during an Index Account Option Term, the Index Return will be calculated by combining the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term, as shown in the Example below. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length.

Example: Assume that you allocate Contract Value to a 6-Year Index Account Option with the S&P 500 Index and the Index value is $1,000 at the beginning of the term. After 2 years, the S&P 500 Index is discontinued and replaced by the MSCI EAFE Index. On the day of the replacement, the S&P 500 Index is $1,100, so the Index Return as of that date is 10%. The MSCI EAFE Index value on the day of the replacement is $2,000. Going forward, your Index Return for the remainder of the Index Account Option Term will be equal to (1 plus 10%) times (1 plus the calculated return of the MSCI EAFE Index from the replacement date) minus 1. This means that at the end of the Index Account Option Term, if the MSCI EAFE Index value is $1,900, your Index Return would be (1+ 10% ) x (1 + -5%) = 4.5%.

If we replace an Index, we will attempt to select a new Index that is similar to the old Index. In making this evaluation, we will look at factors such as asset class; Index composition; strategy or methodology inherent to the Index; and Index liquidity.

Index Return. The Index Return for an Index Account Option is the percentage change in the Index value from the start of an Index Account Option Term to the end of the Index Account Option Term.
Example: Assume that you allocate Contract Value to an Index Account Option with the S&P 500 Index, Cap Crediting Method, and Buffer Protection Option. Between the beginning and end of the Index Account Option Term, the value of the S&P 500 Index increases by 5%. Thus, the Index Return for that Index Account would be 5%. If instead the S&P 500 Index decreased by 5%, the Index Return for that Index Account would be -5%.
Adjusted Index Return. After the Index Return is calculated at the end of the Index Account Option Term, we next calculate the Adjusted Index Return. The Adjusted Index Return reflects any applicable adjustments to the Index Return based on the Cap Rate, Index Participation Rate (applicable only with the Cap Crediting Method), Performance Trigger Rate, Performance Boost Rate, or Performance Boost Cap Rate (applicable only with the Performance Boost Rate Crediting Method) if the Index

Return is positive, or the Buffer or Floor, if the Index Return is negative. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return.
Example: Assume, as above, that you allocate Contract Value to an Index Account Option with the S&P 500 Index, Cap Crediting Method, and Buffer Protection Option. Between the beginning and end of the Index Account Option Term, the value of the S&P 500 Index increases by 15%. Thus, the Index Return for that Index Account would be 15%. Assume now that your Index Account Option has an Index Participation Rate of 100% and a Cap Rate of 10%. Your Index Return of 15% would be multiplied by the 100% Index Participation Rate, and then adjusted to your maximum 10% Cap Rate, making your Adjusted Index Return 10%.

Protection Options. Your selected Protection Option will define the manner in which any (negative) Index Adjustments are credited to you if your selected Index performs negatively during your Index Account Option Term. When you allocate amounts to the Index Account, you are indirectly exposed to the investment risks associated with the applicable Index. Because each Index is comprised or defined by a collection of equity securities, each Index is exposed to market fluctuations which may cause the value of a security to change, sometimes rapidly and unpredictably. The Contract provides two options to provide some level of protection against the risk of loss of Index Account Value for any negative Index Return: Buffers and Floors.

Buffer. A Buffer is the amount of negative Index price change before a negative Index Adjustment is credited to the Index Account Option Value at the end of an Index Account Option Term, expressed as a percentage. Put another way, a Buffer protects your Index Account Option Value from loss up to a specified amount (typically 10%, 20%, or 100%). Jackson protects you from any loss associated with Index decline up to your elected Buffer percentage. You only incur a loss if the Index has declined more than your elected Buffer percentage as of your Index Account Option Term Anniversary. For example, if the Index Return at the end of your Index Account Option Term is -25% and your Buffer rate is 10%, we will credit a -15% Index Adjustment at the end of the Index Account Option Term, meaning the Contract Value allocated to that Index Account Option will decrease by 15%. If you elect an Index Account Option with a 100% Buffer, you will be protected from all loss so long as Contract Value is not removed from the Index Account Option prior to the end of the Index Account Option Term.

Withdrawals taken prior to the end of the Index Account Option Term will reduce the Index Account Option Value in the same proportion that the Interim Value was reduced on the date of the withdrawal. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. For examples of how a withdrawal taken prior to the end of an Index Account Term will reduce the Index Account Option Value in scenarios where the Index Return is negative, see the Statement of Additional Information.

The available Buffer rates are the new business or renewal rates effective as of the first day of an Index Account Option Term and will not change until the end of your Index Account Option Term. The Buffer rate for a particular Index Account Option Term may be higher or lower than the Buffer rate for previous or future Index Account Option Terms. In no event will an available Buffer rate be less than 5% during the life of your Contract. We post all rates online at Jackson.com/RatesJMLP3. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.Floor. A Floor is the maximum loss that will be credited to the Index Account Option at the end of the Index Account Option Term, expressed as a percentage. In contrast to the Buffer, a Floor protects your Index Account Option Value from loss greater than a specified amount (typically 10%). This means that if the Index has declined as of your Index Account Option Term Anniversary, you will incur all of the loss up to your elected Floor percentage. Jackson will protect you from any Index decline greater than your elected Floor percentage. For example, if the Index Return at the end of your Index Account Option Term is -25% and your Floor rate is 10%, we will credit a -10% Index Adjustment at the end of your Index Account Option Term, meaning the Contract Value allocated to that Index Account Option will decrease by 10%.

Withdrawals taken prior to the Index Account Option Term will reduce the Index Account Option Value in the same proportion as the Interim Value was reduced on the date of the withdrawal. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. For an example of how a withdrawal taken prior to the end of an Index Account Option Term will reduce the Index Account Option Value in scenarios where the Index Return is negative, see the Statement of Additional Information.

The available Floor rates are the new business or renewal rates effective as of the first day of an Index Account Option Term and will not change until the end of your Index Account Option Term. The Floor rate for a particular Index Account Option Term may be higher or lower than the Floor rate for previous or future Index Account Option Terms. In no event will an available Floor rate be less than 5% or more than 50% during the life of your Contract. We post all rates online at Jackson.com/RatesJMLP3. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

Choosing a Protection Option. We set the limit on Index losses for each Index Account Option at our sole discretion. We consider various factors in determining the limit on Index losses, including the cost of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends and competitive factors.

Before selecting an Index Account Option for investment, you should consider in consultation with your financial professional the limits on Index losses that may be appropriate for you based on your risk tolerance, investment horizon and financial goals. Generally, assuming the same Index and Index Account Option Term, an Index Account Option that provides more protection from Index losses (such as a 10% Floor or 100% Buffer) will tend to have less potential for Index gains. Conversely, assuming the same Index and Index Account Option Term, an Index Account Option that provides less protection from Index losses (such as a 10% or 20% Buffer) will generally tend to have more potential for Index gains.

Crediting Methods. Your selected Crediting Method will dictate the manner in which the Index Adjustment is credited to you if your selected Index performs positively during your Index Account Option Term. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method) are provided at the time of application, and to existing owners and financial professionals at any time, upon request.

To determine the Index Adjustment amount that will be credited to your Index Account Option Value at the end of each Index Account Option Term, we calculate the Adjusted Index Return for that Index Account Option. We calculate this Adjusted Index Return by applying the applicable Crediting Method, which serves to limit the positive Index Return you will realize. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return.

Generally, the higher the downside risk you assume, the higher your associated Crediting Method rates will be. This means that your Crediting Method rates will typically be higher in connection with a Buffer Protection Option with a 10% or 20% Buffer Rate than they will be in connection with a Floor Protection Option. In addition, your Crediting Method rates will typically be lower in connection with a 100% Buffer Protection Option than they would be in connection with a 10% Buffer Protection Option. You should carefully consider which combination of Crediting Method and Protection Options are right for you, and discuss these options with your financial professional.

We determine Cap Rates, Index Participation Rates, Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates for each new Index Account Option Term at our discretion, subject to the guaranteed minimums discussed below. We consider a number of factors when declaring Cap Rates, Index Participation Rates, Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates. Generally, we seek to manage our risk associated with our obligations, in part, by trading call and put options and other derivative instruments on the available Indices. The costs of these instruments impact the rates we declare, and those costs can be impacted by market conditions and forces. We also consider the asset yield on the fixed assets backing our obligations, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends and competitive factors. You bear the risk that we may declare lower Cap Rates, Index Participation Rates, Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates for future Index Account Option Terms, and that such rates could be as low as the guaranteed minimums discussed below. Rates offered for new Index Account Option Terms may be different from those offered to new investors or offered to you at Contract issuance.

Before selecting an Index Account Option for investment, you should consider in consultation with your financial professional the Crediting Method that may be appropriate for you based on your risk tolerance, investment horizon and financial goals. Generally, assuming the same Index and Index Account Option Term, an Index Account Option that provides less potential for Index gains will tend to have more protection from Index losses. Conversely, assuming the same Index and Index Account

Option Term, an Index Account Option that provides more potential for Index gains will generally tend to have less protection from Index losses.

The examples in the following sections illustrate how we calculate and credit interest under each Crediting Method, assuming hypothetical Index Returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals.

Cap Crediting Method. When you elect a Cap Crediting Method as part of an Index Account Option, if the performance of the Index you elect is positive at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Index Return multiplied by the Index Participation Rate, limited by the Cap Rate. The maximum amount of Index Adjustment that will be credited to your Index Account Option Value when your Index Return is positive as of the Index Account Option Term Anniversary will be limited by the elected Cap.

There are two rates associated with the Cap Crediting Method: The Cap, or "Cap Rate", and the Index Participation Rate. The Cap Rate is the maximum amount of Index Adjustment that will be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Index Participation Rate ("IPR") is the percentage applied to any positive Index Return in calculating the amount of Index Adjustment to be credited at the end of the Index Account Option Term. The Cap Rate and IPR are declared at the beginning of the Index Account Option Term and will not change during the Index Account Option Term. The Cap Rate and IPR for a particular Index Account Option Term may be higher or lower than the Cap Rate and IPR for previous or future Index Account Option Terms. In no event will an available Cap Rate be lower than 2% for a 6-year Index Account Option Term, 1.50% for a 3-year Index Account Option Term, or 1% for a 1-year Index Account Option Term. In no event will an available Index Participation Rate be lower than 100%. Because the Index Participation Rate is guaranteed to be at least 100%, it will never serve to reduce an Index Adjustment. Current rates are posted online at Jackson.com/RatesJMLP3, which is incorporated by reference into this prospectus. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

The Cap Crediting Method is currently available with either a Buffer or Floor, and for your choice of 1-year, 3-year, or 6-year Index Account Option Terms. The Cap Rate for the 3-year and 6-year terms would be lower if measured on an annual basis. For Index Account Option Terms longer than one year, the Buffer for that term is a total Buffer for the duration of that Index Account Option Term. The following examples will illustrate how the Cap Crediting Method operates with both the Buffer and Floor Protection Options. Each example assumes a 10% Cap Rate and a 10% Buffer or Floor. The Index Participation Rate is indicated in each example. The examples assume no withdrawals.

Cap with Buffer.

20%
10%
6%
6.60%
0%
-8%
-12%
-2%
10% Cap
-10% Buffer
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment
110% Index Participation Rate

When you elect the Cap Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment will equal Index Return multiplied by the Index Participation Rate up to the stated Cap. Here are some examples of how an Index Participation Rate, Cap and Buffer work in combination on the Index Account Option Term Anniversary where the Index Participation Rate is 110%:
Scenario 1: The Index Return is 20%. After multiplying the positive Index Return by the Index Participation Rate of 110%, the Adjusted Index Return is 22%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%.
Scenario 2: The Index Return is 6%. After multiplying the positive Index Return by the Index Participation Rate of 110%, the Adjusted Index Return is 6.60%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Adjusted Index Return, which is 6.60%.
Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was fully protected and experienced no loss.
Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss.
For examples illustrating the Cap and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see the Statement of Additional Information.

Cap with Floor.

20%
10%
10% Cap
6%
6%
-10% Floor
-8%
-8%
-10%
-18%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment
100% Index Participation Rate

When you elect the Cap Crediting Method with Floor Protection Option, you are exposed to loss up to a certain point, but Jackson will protect you from any loss beyond that point. Any positive Index Adjustment will equal Index Return multiplied by the Index Participation Rate up to the stated Cap. Here are some examples of how an Index Participation Rate, Cap, and Floor work in combination on the Index Account Option Term Anniversary where the Index Participation Rate is 100%:
Scenario 1: The Index Return is 20%. After multiplying the positive Index Return by the Index Participation Rate of 100%, the Adjusted Index Return is 20%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%.
Scenario 2: The Index Return is 6%. After multiplying the positive Index Return by the Index Participation Rate of 100%, the Adjusted Index Return is 6%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Adjusted Index Return, which is 6%.
Scenario 3: The Index Return is -8%. Since the Index Return fell within the -10% Floor, your Index Account Option Value will experience the full loss of -8%.
Scenario 4: The Index Return is -18%. Since the Index Return exceeded the -10% Floor, your Index Account Option Value was partially protected from the negative performance and experienced a -10% loss.

For examples illustrating the Cap and Floor in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see the Statement of Additional Information.

Performance Trigger Crediting Method. When you elect a Performance Trigger Crediting Method, if the performance of the Index you elect is zero or positive at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Performance Trigger Rate. The Performance Trigger Rate is the amount of Index Adjustment that could be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Performance Trigger Rate is declared at the beginning of the Index Account Option Term and will not change during the Index Account Option Term. The Performance Trigger Rate for a

particular Index Account Option Term may be higher or lower than the Performance Trigger Rate for previous or future Index Account Option Terms. In no event will an available Performance Trigger Rate be lower than 1%. Current rates are posted online at Jackson.com/RatesJMLP3, which is incorporated by reference into this prospectus. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

The Performance Trigger Crediting Method is currently available for renewable one year Index Account Option Terms, with your choice of a Buffer or Floor Protection Option. The following examples will illustrate how the Performance Trigger Crediting Method operates with both the Buffer and Floor Protection Options. Each Example assumes a 5% Performance Trigger Rate and a 10% Buffer or Floor. The examples assume no withdrawals.
Performance Trigger with Buffer.

12%
5%
5%
2%
0%
Performance Trigger Rate 5%
-10% Buffer
-8%
-2%
-12%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment

When you elect the Performance Trigger Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment will be equal to the stated Performance Trigger Rate. If market performance is zero or positive over the end of the Index Account Option Term, the full Index Adjustment will equal the Performance Trigger Rate, regardless of how much the Index increased. Here are some examples of how the Performance Trigger rate and Buffer work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 12%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was protected and experienced no loss.

Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss.

For examples illustrating a Performance Trigger Rate and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see the Statement of Additional Information.
Performance Trigger with Floor.

12%
5%
5%
2%
Performance Trigger Rate 5%
-10% Floor
-8%
-8%
-10%
-18%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment

When you elect the Performance Trigger Crediting Method with Floor Protection Option, you experience loss up to a certain point, but Jackson will protect you from any loss beyond that point. Your positive Index Adjustment will be equal to the stated Performance Trigger Rate. If market performance is zero or positive at the end of the Index Account Option Term, a positive Index Adjustment equal to the Performance Trigger Rate will be credited, regardless of how much the Index increased. Here are some examples of how the Performance Trigger Rate and Floor work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 12%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 3: The Index Return is -8%. Since the Index Return fell within the -10% Floor, your Index Account Option Value will experience the full loss of -8%.
Scenario 4: The Index Return is -18%. Since the Index Return exceeded the -10% Floor, your Index Account Option Value was partially protected from the negative performance and experienced a -10% loss.
For examples illustrating a Performance Trigger Rate and Floor in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see the Statement of Additional Information.

Performance Boost Crediting Method. The Performance Boost Crediting Method is only available with the Buffer Protection Option. When you elect a Performance Boost Crediting Method, if the performance of the Index you elect is positive, zero or negative but not equal to or in excess of the Buffer at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to Index Return plus the Performance Boost Rate, limited by the Performance Boost Cap Rate. If the performance of the Index you elect is negative but equal to the Buffer at the end of your Index Account Option Term, your Index Account Option Value will be credited with an Index Adjustment equal to zero. If the performance of the Index you elect is negative in excess of the Buffer at the end of your Index Account Option Term, you will be credited with a negative Index Adjustment equal to the amount that the negative Index Return exceeds the Buffer.

There are two rates associated with the Performance Boost Crediting Method: the Performance Boost Rate, and the Performance Boost Cap Rate. The Performance Boost Rate is used to boost your Index Adjustment to a value higher than Index Return, and is equal to the Buffer percentage. The Performance Boost Cap Rate limits the amount of positive Index Adjustment you can receive, and is the maximum amount of Index Adjustment that could be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. Both the Performance Boost Rate and the Performance Boost Cap Rate are declared at the beginning of the Index Account Option Term and will not change during the Index Account Option Term. The Performance Boost Rate and the Performance Boost Cap Rate for a particular Index Account Option Term may be higher or lower than the Performance Boost Rate and Performance Boost Cap Rate for previous or future Index Account Option Terms. In no event will an available Performance Boost Rate be lower than 5% or an available Performance Boost Cap Rate be lower than 1% for a 1-year Term, 1.50% for a 3-year Term, or 2.00% for a 6-year Term. Current rates are posted online at Jackson.com/RatesJMLP3, which is incorporated by reference into this prospectus. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

The Performance Boost Crediting Method is available for renewable one-year, three-year, and six-year Index Account Option Terms with the Buffer Protection Option only. The following examples will illustrate how the Performance Boost Crediting Method operates with the Buffer Protection Option. The Example assumes a 10% Performance Boost Rate, a 10% Performance Boost Cap Rate and a 10% Buffer. The example assumes no withdrawals.

Performance Boost with Buffer.

14%
10%
10%
Performance Boost Cap Rate 10%
7%
4%
0%
-3%
-2%
-10% Buffer
-12%
-10%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Scenario 5
Index Return
Index Adjustment
10% Performance Boost Rate

When you elect the Performance Boost Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment may be limited by the Performance Boost Cap Rate. If the market is positive, zero or negative but not in excess of the Buffer, you will receive an Index Adjustment equal to Index Return plus the Performance Boost Rate. If the Index Return is negative in excess of the Buffer, you will receive a negative Index Adjustment equal to the amount that negative Index Return exceeds the Buffer. If the Index Return is negative but equal to the Buffer, your Index Adjustment will be zero. Here are some examples of how the Performance Boost Rate, Performance Boost Cap Rate, and Buffer work in combination on the Index Account Option Term Anniversary:

Scenario 1: The Index Return is 14%. Due to the 10% Performance Boost Cap Rate, the Index Adjustment will be 10%.

Scenario 2: The Index Return is 4%. The Index Adjustment credited to your Index Account Option Value will equal the 4% Index Return plus the 10% Performance Boost Rate (the Buffer percentage) up to the Performance Boost Cap Rate of 10%. In this case, the Index Adjustment will be 10%.

Scenario 3: The Index Return is -3%. The Index Adjustment credited to your Index Account Option Value will equal the -3% Index Return plus the 10% Performance Boost Rate (the Buffer percentage) up to the Performance Boost Cap Rate of 10%. In this case, the Index Adjustment will be 7%.

Scenario 4: The Index Return is -12%. Since the negative Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative return, but still experienced a -2% loss.

Scenario 5: The Index Return is -10%. The Index Adjustment credited to your Index Account Option Value will equal the -10% Index Return plus the 10% Performance Boost Rate (the Buffer percentage). In this case, the Index Adjustment will be 0%.

For examples illustrating a Performance Boost Rate, Performance Boost Cap Rate, and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see the Statement of Additional Information.

BENEFITS AVAILABLE UNDER THE CONTRACTS

The following tables summarize information about the benefits available under the Contract. The current annual charges for the add-on benefits are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com/product-literature-[_].html. For a list of historical add-on benefit charges, please see “Appendix G (Historical Add-On Benefit Charges).”

Basic Death Benefit (automatically included with the Contract)

NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/LIMITATIONS
Basic Death Benefit
Guarantees your Beneficiaries will receive a benefit at least equal to the greater of your Contract Value or your total Premiums paid reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal. *For Owners age 81 and older at the time the Contract issued, the basic death benefit is equal to the current Contract Value.
		No additional charge	•Withdrawals could significantly reduce the benefit. •Benefit terminates on annuitization.

Add-On Benefits Available For a Fee

Availability of all add-on benefits are subject to age limitations and other eligibility conditions. Only one add-on benefit may be elected. The current annual charges for the add-on benefits are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com/product-literature-[_].html. For a list of historical add-on benefit charges, please see “Appendix G (Historical Add-On Benefit Charges).”

NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/LIMITATIONS
+Income GMWB and +Income GMWB with Joint Option
Designed to help investors manage their lifetime income needs by guaranteeing the withdrawal of minimum annual amounts for life, regardless of the performance of the Indexes underlying an investor's Index Account Options, while the Contract is in the accumulation phase (i.e. before the Income Date). Annual Step-Ups in years in which the indexes perform well increase the Guaranteed Withdrawal Balance (“GWB”). In addition, you have the potential to increase the Guaranteed Annual Withdrawal Amount (“GAWA”) percentage and in years you wait to take income, regardless of what is happening in the market.
+Income GMWB: Maximum: 3.00% +Income GMWB with Joint Option: Maximum: 3.00% (as a percentage of benefit base)
•GAWA% depends on age on Determination Date.
•+Income GMWB with Joint Option is available only to spouses.
•Jackson may prospectively change the GAWA%, including the age bands, on new GMWB endorsements (via rate sheet).
•May be subject to fee increases on each 5th Contract Anniversary (opting out will affect the benefit and the Contract).
•Withdrawals prior to start of For Life Guarantee and Excess Withdrawals could significantly reduce or terminate the benefit.
•If the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life guarantee and it will never become effective.
•Excess Withdrawals may be subject to a Withdrawal Charge.
•Withdrawals under this GMWB are subject to Interim Value adjustments if withdrawn from an Index Account Option before the end of an Index Account Option Term.
•The GWB can never be more than $10 million (including upon Step-Up).
•Cannot be cancelled by you (except upon spousal continuation).
•Terminates on the Income Date.
•Jackson reserves the right to place restrictions on which Contract Options you may select when you have elected this GMWB. This includes restrictions to Index Account Option Crediting Methods, Protection Options, Indexes, and Term lengths. If any such restrictions are in place, they will be listed in Appendix A: Investment Options Available Under the Contract.

Other Add-On Benefits Included With All Contracts At No Additional Cost

NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/LIMITATIONS
Terminal Illness Benefit/ Extended Care Benefit
Increases the amount that can be withdrawn from your Contract without a Withdrawal Charge if you experience certain qualifying events such as: (i) diagnosis with an illness that will result in your death within 12 months; or (ii) confinement to a nursing home or hospital for 90 consecutive days.
None
•Maximum free withdrawal amount is $250,000 of your Contract Value.
•Can only be exercised once.
•Any applicable Interim Value adjustment still applies.
•Physician’s statement required.
•Qualifying event must occur after the Contract was issued.

Intra-Term Performance Lock
Allows you to transfer the full Interim Value from your selected Index Account Option into the Short Duration Fixed Account Option, where it will earn the declared Short Duration Fixed Account rate of interest beginning on the Intra-Term Performance Lock Date until the next Contract Anniversary.
None
•Uses the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Index Account Value, and it may be higher or lower than it was on the Business Day we received your request.
•An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option.
•Once an Intra-Term Performance Lock has been processed, it is irrevocable.

End-Term Performance Lock	Automatically transfers any positive Index Adjustment from an Index Account Option to the Fixed Account on the Index Account Option Term Anniversary.	None
•Amounts transferred into the Fixed Account in connection with an End-Term Performance Lock will be unavailable to reallocate to an Index Account Option until the next Contract Anniversary.
•Not available in combination with Automatic Rebalancing.

Rebalancing	Automatically rebalances your Contract Value between eligible Contract Options on the Contract Anniversary based upon the most recent allocation instructions you have provided.	None
•A Contract Option is only eligible for rebalancing at the end of its term.
•Rebalancing will only occur if more than one existing Contract Option's term ends on the same date.
•Not available in combination with End-Term Performance Lock.

CHARGES AND ADJUSTMENTS

There are charges and adjustments associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value. Some of these charges are for add-on benefits, as noted, so they are deducted from your Contract Value only if you elected to add that add-on benefit to your Contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased. We expect to profit from certain charges assessed under the Contract. These charges (and certain other adjustments) are as follows:

TRANSACTION EXPENSES

Withdrawal Charge. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining Withdrawal Charge that remains after a withdrawal), you may withdraw the following with no Withdrawal Charge:

•Premium that is no longer subject to a Withdrawal Charge (Premium that has been invested in your annuity for at least six years without being withdrawn),

•Earnings (any Contract Value that is in excess of your Remaining Premium), and

•any Free Withdrawal amount. The free withdrawal amount is equal to 10% of Remaining Premium as of the first day of each Contract Year that would otherwise incur a Withdrawal Charge, minus earnings. The free withdrawal amount may be taken once or through multiple withdrawals throughout the Contract Year. Amounts withdrawn to satisfy required minimum distributions reduce the amount of available Free Withdrawal.

We will deduct a Withdrawal Charge on:

•Withdrawals in excess of the Free Withdrawal amount (the Withdrawal Charge is imposed only on the excess amount above the Free Withdrawal amount),

•Withdrawals under a Contract that exceed its required minimum distribution under the Internal Revenue Code (the entire amount withdrawn to fulfill your withdrawal request, including amounts necessary to pay Withdrawal Charges, will be subject to the Withdrawal Charge),

•Excess Withdrawals on Contracts with an add-on Guaranteed Minimum Withdrawal Benefit;

•The gross amount withdrawn in a total withdrawal, which includes amounts necessary to pay Withdrawal Charges, and

•Amounts applied to income payments on an Income Date if the Income Date is within one year of the Issue Date.

For purposes of the Withdrawal Charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any Withdrawal Charge), and then from Remaining Premium. If you request a total withdrawal or elect to commence income payments within one year of the date your Contract was issued, the Withdrawal Charge is calculated as a percentage of Remaining Premium in the Contract immediately prior to the withdrawal or commencement of income payments. Please note, any Free Withdrawal taken, like any withdrawal, reduces both Contract Value and Remaining Premium. Any portion of the Withdrawal Charge that would reduce the Fixed Account Value below the Fixed Account Minimum Value will be waived.

The amount of the Withdrawal Charge deducted varies according to the following schedule (state variations may apply):

Withdrawal Charge (as a percentage of Remaining Premium):

Completed Contract Years	0	1	2	3	4	5	6+
	8.0%	8.0%	7.0%	6.0%	5.0%	4.0%	0.0%

You may request a partial withdrawal as either a gross amount withdrawal or a net amount withdrawal. Your selection will have an impact on both the amount you receive and the amount of the Withdrawal Charge assessed on your partial withdrawal. In the absence of instruction from you, we will process your withdrawal as a gross amount withdrawal.

If you elect to receive a gross amount withdrawal, your Contract Value will be reduced by your requested withdrawal amount. Any applicable Withdrawal Charges and taxes will be deducted from your requested withdrawal amount and the remaining amount after deductions will be distributed to you. Therefore, you may receive less than the dollar amount you specified in your withdrawal request. If you elect to receive a net amount withdrawal, your Contract Value will be reduced by your requested withdrawal amount plus the amount needed to cover any applicable Withdrawal Charges and taxes withheld. Therefore, you will receive exactly the amount specified in your withdrawal request, but your Contract Value may be reduced by more than the amount of that request. In each case, Withdrawal Charges, if any, will be assessed against the amount by which your Remaining Premium is reduced (excluding any amount for which the Contract expressly provides for waived or no Withdrawal Charges). A partial withdrawal will reduce Remaining Premium by the amount of Premium withdrawn that incurs a Withdrawal Charge (inclusive of the Withdrawal Charge amount).

Note: Withdrawals under a non-qualified Contract will be taxable on an “income first” basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the Withdrawal Charge on any amounts paid out as:

•income payments during your Contract’s income phase (but the Withdrawal Charge is deducted from your Contract Value at the Income Date if income payments are commenced in the first Contract Year);

•death benefits;

•withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution, then the entire amount withdrawn to fulfill your withdrawal request will be subject to the Withdrawal Charge);

•withdrawals of the Guaranteed Annual Withdrawal Amount on Contracts with an add-on Guaranteed Minimum Withdrawal Benefit; or

•if permitted by your state, withdrawals of up to $250,000 from the Index Account Options or the Fixed Account (subject to certain exclusions) if you are diagnosed with a terminal illness or need extended hospital or nursing home care as provided in your Contract.

Withdrawal Charges are intended to compensate us for expenses incurred in connection with the promotion, sale, and distribution of the Contracts. We intend to use revenue generated from Withdrawal Charges for any legitimate corporate purpose.

For examples illustrating the assessment of Withdrawal Charges in scenarios both with and without earnings present, please see Appendix B, Examples 5 and 6.

Waiver of Withdrawal Charge for Certain Emergencies. We will waive withdrawal Charges under certain circumstances, on up to $250,000 of Contract Value withdrawn, pursuant to the following waivers:

Terminal Illness Waiver. We will waive any Withdrawal Charges on amounts withdrawn after you have provided us with a physician’s statement verifying that you have been diagnosed with an illness that will result in your death within 12 months of diagnosis. The illness giving rise to the terminal diagnoses must arise after the Issue Date of this Contract. This waiver is available only once, no matter the amount withdrawn, or in the circumstances of multiple medical conditions and/or Joint
Owners.

Extended Care Waiver. We will waive any Withdrawal Charges on amounts withdrawn after you have provided us with a physician’s statement verifying that you have been confined to a nursing home or hospital for 90 consecutive days. Your confinement to the nursing home or hospital must begin after the Issue Date of this Contract. This waiver is available only once, no matter the amount withdrawn, or in the circumstances of multiple confinements for the same or a different medical condition and/or Joint Owners.

Withdrawals made pursuant to these waivers from Index Account Options are subject to an Interim Value adjustment. You may exercise these waivers only once under your Contract, and only on amounts of up to $250,000 of Contract Value withdrawn.
Conditions giving rise to the use of these waivers must begin after the Issue Date of your Contract. Please refer to your
Contract for additional details regarding the use of these waivers.

You may owe tax on withdrawals for terminal illness and/or extended care. We encourage you to discuss the use of these waivers and any withdrawals with your financial professional and/or personal tax adviser.

Commutation Fee. If you make a total withdrawal from your Contract after income payments have commenced under options 3 or 4 (see “Income Options”), the amount received will be reduced by (a) minus (b) where:

(a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

(b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

The Commutation Fee compensates us for administrative costs and expenses associated with commuting the annuity payments and determining the amount to be paid.

Expedited Delivery Charge. When you request expedited delivery of any withdrawal amounts, there are additional charges assessed for this service. The charge for standard overnight delivery is $10. The charge for overnight delivery on Saturday is $22.50.

Wire Transfer Charge. We charge up to $20 for standard wire transfers and $25 for international wire transfers in connection with requested withdrawals.

Premium Taxes. Some states and other governmental entities charge Premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract Values for them. Premium taxes generally range from 0% to 3.5% (the amount of state Premium tax, if any, will vary from state to state). Premium tax is currently not charged back to the Contract, however, the Company reserves the right to deduct any amounts advanced to pay taxes from the Contract Value.

ADD-ON BENEFIT EXPENSES

GMWB Charge. The charge for the GMWB begins when the +Income GMWB or +Income GMWB with Joint Option endorsement is added to the Contract and is expressed as an annual percentage of the Guaranteed Withdrawal Balance (“GWB”). For more information about the GWB, please see “Guaranteed Withdrawal Balance” beginning on page 56.

The table below shows the maximum annual charges and the maximum increase we may make to the annual charge at one time. Current annual charges are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com/product-literature-[__].html. For a list of historical add-on benefit charges, please see “Appendix G (Historical Add-On Benefit Charges).”

+Income GMWB

	Maximum Annual Charge	Maximum Increase to Annual Charge (at one time)
GMWB Charge	3.00%	0.25%
Charge Basis	GWB
Charge Frequency	Annual

+Income GMWB with Joint Option

	Maximum Annual Charge	Maximum Increase to Annual Charge (at one time)
GMWB Charge	3.00%	0.25%
Charge Basis	GWB
Charge Frequency	Annual

You pay the applicable percentage of the GWB each Contract Anniversary.

We deduct the charge from your Contract Value on an annual basis. The charge is deducted from Contract Value after any applicable interest is credited on the Contract Anniversary and any funds in the Short Duration Fixed Account Option are automatically transferred out, but before the annual Step-Up would occur, if applicable. If the Fixed Account Value is greater than the Fixed Account Minimum Value, the charge will be deducted from your allocations to all Contract Options in the same proportions that the respective allocations bear to your Contract Value until such time that the Fixed Account Contract Value has been reduced to the Fixed Account Minimum Value. If the Fixed Account Value is equal to the Fixed Account Minimum Value, the charge will be deducted from your allocations to the Index Account Options. If no value remains in the Index Account Options and the Fixed Account Value is equal to the Fixed Account Minimum Value, the charge will not be assessed for that Contract Year. While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last annual charge.

On each fifth Contract Anniversary, we reserve the right to increase the charge, subject to the applicable maximum annual charge and maximum increase to annual charge, as shown in the tables above. If the GMWB Charge is to increase, a notice will be sent to you 45 calendar days prior to the Contract Anniversary. You may then elect to opt out of the charge increase and any future charge increases by forfeiting annual Step-Ups on future Contract Anniversaries. Upon such election, the GAWA% will be determined with no future recalculation. The Determination Date Step-Up is not impacted by an election to opt out of a charge increase. While electing to discontinue future annual Step-Ups will prevent an increase in the charge, you will be foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Such election is final, and you may not subsequently elect to reinstate annual Step-Ups once they have been discontinued. All elections must be received by us in Good Order prior to the Contract Anniversary. Charge increases under this provision may only occur every five years on the Contract Anniversary. If we opt not to increase a charge under this provision, the charge will not be subject to increase again until the Contract Anniversary five years thereafter.

The actual deduction of the charge will be reflected in your annual statement. You will continue to pay the GMWB Charge through the earlier date that you annuitize the Contract or your Contract Value is zero. We will, however, stop deducting the charge under other circumstances that would cause the GMWB to terminate. For more information, please see “Termination” beginning on page 64. We reserve the right to prospectively change the charge on new Contracts or if you elect this GMWB after your Contract is issued (subject to availability), subject to the applicable maximum annual charge listed above. Upon election of this GMWB, the applicable GMWB Charge will be reflected in your confirmation. For more information about how this GMWB works, please see “+Income GMWB and +Income GMWB with Joint Option" beginning on page 56.

CONTRACT ADJUSTMENTS

Interim Value Calculation and Adjustment. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day if you remove Contract Value prior to the end of the Index Account Option Term (including partial or total withdrawals from the Contract, GAWA withdrawals, automatic withdrawals, required minimum distributions

("RMD"), deductions of the GMWB Charge, amounts applied to income options upon annuitization, or if we pay the Contract Value element of the death benefit) or exercise an Intra-Term Performance Lock. For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. Each Index Account Option will have a separate Interim Value. Withdrawals will reduce the Interim Value and any withdrawal taken in the first six years after issue may also be assessed a Withdrawal Charge.

The Interim Value is calculated based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term. We calculate the Interim Value of each of your Index Account Options at the end of each Business Day, and the change, or adjustment, may be positive, negative, or zero compared to the Interim Value at the end of the previous Business Day, even if the Index associated with your Index Account Option has increased in value. Changes to your Interim Value are not directly tied to the performance of the applicable Index, although Index performance impacts your Interim Value. The Interim Value on a given Business Day determines the amount available to be removed from that Index Account Option for Intra-Term Performance Locks, partial or total withdrawals from the Contract, GAWA withdrawals, automatic withdrawals, RMDs, deductions of the GMWB Charge, amounts applied to income options upon annuitization, and payment of the Contract Value element of the death benefit. The Interim Value does not impact your Index Account Option Value unless you engage in such a transaction.

If you have a transaction that is based on Interim Value, the transaction will reduce the Interim Value of your Index Account Option by the amount withdrawn. Any applicable Withdrawal Charge, taxes, and tax penalties will subsequently be deducted from the amount you receive from a withdrawal. Please note that when calculating Interim Value, the Index Option Crediting Base is reduced proportionally to the Index Account Option Value for each such transaction. If the Interim Value is greater than the Index Option Crediting Base, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Amounts removed during the Index Account Option Term will not receive an Index Adjustment at the end of that Index Account Option Term. This means that by transacting mid-term on Interim Value, you are reducing the Index Account Option Value that could have received an Index Adjustment at the end of the Index Account Option Term.

Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. This means that there could be significantly less money available under your Contract for withdrawals, payment of death benefits, or Income Options during the Index Account Option Term. The Interim Value adjustment may result in a loss even if the Index is performing positively at the time of the transaction, and may be less than the amount you would receive if you held the investment until the end of the Index Account Option Term. The Interim Value adjustment could result in the loss of principal and previously-credited earnings in the Contract, and in extreme circumstances, such losses could be as high as 100%. The maximum loss would occur under extreme circumstances. To avoid an Interim Value adjustment to your Index Account Option Value, you should schedule withdrawals and other transactions to fall on Index Account Option Term Anniversaries.

The Interim Value calculation protects the Company from risks related to the value of the derivative instruments purchased to support the contract guarantees if amounts are removed prior to the end of an Index Account Option Term. The Interim Value calculation shifts this risk from the company to you. Please see the SAI for detailed explanations and examples of how we calculate the Interim Value in various scenarios.

You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-644-4565.

PURCHASES

Minimum Premium:

•$25,000 under most circumstances

Maximum Premium:

•The maximum Premium payment you may make without our prior approval is $1 million.

We reserve the right to waive minimum and maximum Premium amounts in a non-discriminatory manner. Our right to restrict Premium to a lesser maximum amount may affect the benefits under your Contract.

Allocations of Premium. You may allocate Premium to any available Index Account Option or Fixed Account. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to an Index Account Option or Fixed Account is $100.

We will issue your Contract and allocate your Premium payment within two Business Days (days when the New York Stock Exchange is open) after we receive your complete Premium payment and all information that we require for the purchase of a Contract in Good Order, including allocation instructions. We reserve the right to reject a Premium payment that is comprised of multiple payments paid to us over a period of time. If we permit you to make multiple payments as part of your Premium payment, the Contract will not be issued until all such payments are received in Good Order. We reserve the right to hold such multiple payments in a non-interest bearing account until the Issue Date. If we do not receive all information required to issue your Contract, including allocation instructions, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five Business Days, we will return your money. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time). No Premium will be accepted after the Contract has been issued.

Free Look. You may cancel your Contract by returning it to your financial professional or to us within ten days after receiving it. In some states, or when purchased as a replacement, the Free Look period may be longer. Please see the front page of your Contract for the Free Look period that applies to your Contract. If you cancel your Contract during this period, we will return Premiums paid into the Contract, less any withdrawals you've taken prior to cancelling (including any Withdrawal Charges assessed on those withdrawals). State variations may apply. Please see Appendix C: State Variations for more information.

We will determine the Free Look amount as of the date we receive the Contract. We will pay the applicable free look proceeds within seven days of a request in Good Order. In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the Premium to the Index Account.

TRANSFERS AND REALLOCATIONS

Transfer Requests. You may request a transfer to or from the Fixed Account and the Index Account Options, as well as among the Index Account Options.

Transfers may only occur on the Contract Anniversary when transferring out of the Fixed Account, and only on the Index Account Option Term Anniversary when transferring out of an Index Account Option except in connection with an Intra-Term Performance Lock. We post all rates online at Jackson.com/RatesJMLP3. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

Unless specified otherwise, transfers will be taken from the Index Account Options and the Fixed Account in proportion to their current value. The Company reserves the right to restrict or prohibit transfers from the Index Account Options to the Fixed Account, at its discretion, on a nondiscriminatory basis, at any time.

Transfers into the Short Duration Fixed Account Option on a Contract Anniversary are not allowed. Amounts may only move from an Index Account Option to the Short Duration Fixed Account Option in connection with an Intra-Term Performance Lock or a spousal continuation.

Transfers from a Fixed Account will reduce the Fixed Account Value by the transfer amount requested. Transfers into a Fixed Account will increase the Fixed Account Value by the transfer amount requested. Transfers from an Index Account Option will reduce the Index Account Option Value by the transfer amount requested. Transfers into an Index Account Option will increase the Index Account Option Value by the transfer amount requested.

Automatic Reallocations. If we do not receive your timely transfer request in Good Order before the close of business on the Contract Anniversary for transfers out of the Fixed Account, and/or the close of business on the Index Account Option Term Anniversary for transfers out of an Index Account Option, we will automatically reallocate your Contract Value, as described below. You can communicate your transfer instructions by submitting them to us in writing on a form provided by us, or a Letter of Instruction, or via telephone if you have provided prior telephone authorization on your account.

If no timely transfer request is received as outlined above, the Fixed Account Value will remain in the Fixed Account and the Index Account Option Value(s) will be reallocated to the same Index Account Option(s) for the same term, Crediting Method and Index, if available.

Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account. If you do not provide timely transfer or reallocation instructions prior to the end of an expiring Index Account Option Term, as well as for reallocations out of the Short Duration Fixed Account Option on a Contract Anniversary, we will proceed as follows:

•If the same Index Account Option is available at the time and its Term does not extend beyond the Income Date, we will renew the Index Account Option into the same Index Account Option Term.

•If the same Index Account Option is available at the time but its Term extends beyond the Income Date, if available, we will select an available Index Account Option with the same Crediting Method, Protection Option, and Index, but with the Term that ends closest to but before the Income Date.

•If the same Crediting Method, Protection Option, and Index as the expiring Index Account Option are available at the time, but not with the same Term, we will select the available Index Account Option Term with the period closest to but less than the Index Account Option Term that just ended that will not extend beyond the Income Date.

•If the Crediting Method, Protection Option, or Index you have elected is no longer available as of your Index Account Option Term Anniversary, the Index Account Option Value(s) will be reallocated to the Fixed Account until further instruction is received.

Intra-Term Performance Lock. You may elect to lock in Interim Value during the Index Account Option Term on all Index Account Options. This feature allows you to transfer the full Interim Value from your selected Index Account Option into the Short Duration Fixed Account Option, where it will earn the declared Short Duration Fixed Account rate of interest beginning on the Intra-Term Performance Lock Date until the next Contract Anniversary. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-644-4565. We use the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Index Account Option Value, and it may be higher or lower than it was on the Business Day we received your Intra-Term Performance Lock request.

You may elect an Intra-Term Performance Lock by submitting an election form or letter of instruction acceptable to us, making an election through your jackson.com account, or via telephone if you have telephone authorization executed on your account. We must receive a manual Intra-Term Performance Lock request in Good Order before the end of the current Business Day in order to execute the Intra-Term Performance Lock on that day. Otherwise, the Intra-Term Performance Lock will be executed on the next Business Day that your request is in Good Order. For requests submitted in writing, we do not consider the request to be received until it arrives at our Customer Care Center.

You (or your financial professional, if authorized) can request an automatic Intra-Term Performance Lock based on targets you set only through your account on jackson.com. You can set upper and/or lower targets for each Index Account Option each term. Please note: setting a target close to the current Interim Value may cause an Intra-Term Performance Lock to occur very quickly. You can change or cancel targets at any time before we perform the Intra-Term Performance Lock. Each Index Account Option’s targets automatically expire on the earlier of the date the Intra-Term Performance Lock is performed, or the last Business Day before the Index Account Option Term Anniversary. You can also override a target by requesting a manual Intra-Term Performance Lock before the target is reached. We determine if a target is reached using the Interim Value determined at the end of the prior Business Day. We then perform the Intra-Term Performance Lock using the Interim Value calculated at the end of the next Business Day, which is the day the Intra-Term Performance Lock is performed. Because your Intra-Term Performance Lock is performed based on the Interim Value calculated 24 hours after your target was reached, it is possible that the Index Return for your Index may decline between the time your target was reached and the time your Intra-Term Performance Lock is performed. Please note: by setting targets in your jackson.com account, you are authorizing us to automatically perform an Intra-Term Performance Lock at the end of the Business Day on the day after your target is reached, unless you cancel the lock. We will send an email notice once the Interim Value for an Index Account Option reaches your selected target. To cancel an automatic Intra-Term Performance Lock after the target is reached, we must receive your request in Good Order before the end of the Business Day on which the lock will be performed. You may submit this request to cancel an automatic Intra-Term Performance Lock through your account on jackson.com, via faxed or emailed letter of instruction, or via telephone (if you have authorized telephone transactions).

For example, assume your Contract Value is $100,000 and 100% is allocated to a 1-year Index Account Option with a Cap crediting method, 10% Buffer protection option, and the S&P 500 Index elected. The Cap Rate is 15%, but you and your financial professional agree that a positive Index Adjustment of at least 10% would meet your investment objectives. With that investment objective in mind, you set an automatic Intra-Term Performance Lock target of 10%. In month ten of the 1-year Index Account Option Term, the Interim Value of your Index Account Option has increased 10% from your initial $100,000 investment and Jackson sends an email notification to you, indicating that your automatic Intra-Term Performance Lock will be performed on the following Business Day unless you cancel through your account on jackson.com (or contact Jackson to cancel via faxed or emailed letter of instruction or phone if you have authorized telephone transactions). The Intra-Term Performance Lock is performed, and the full Interim Value of your Index Account Option is transferred to the Short Duration Fixed Account Option. On the next Contract Anniversary, the Short Duration Fixed Account Option Value associated with your Intra-Term Performance Lock will automatically be reallocated to an identical 1-year Index Account Option with a Cap crediting method, 10% Buffer protection option, and the S&P 500 Index elected unless other instructions are received prior to the end of the Business Day on your Contract Anniversary.

You (or your financial professional, if authorized) can also set Interim Value target notifications through your account on jackson.com. These Interim Value target notifications function similarly to automatic Intra-Term Performance Lock targets in that you can set upper and/or lower targets for each Index Account Option each term. However, Interim Value target notifications will not trigger an automatic Intra-Term Performance Lock and are for notification purposes only to assist you in tracking the performance of your Index Account Options. You can change or cancel Interim Value target notifications at any time through your account on jackson.com. We will send an email notice once the Interim Value for an Index Account Option reaches your selected target for notification. If you wish you elect an Intra-Term Performance Lock at that time, you must submit a manual Intra-Term Performance Lock request in Good Order to our Customer Care Center.

An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once an Intra-Term Performance Lock has been processed, it is irrevocable.

On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. You may provide reallocation instructions in writing using our Reallocation Form or a Letter of Instruction, or over the phone if you have authorized telephone transactions. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 52.

Please see the Statement of Additional Information for examples illustrating Intra-Term Performance Locks.

End-Term Performance Lock. You may elect to automatically transfer any positive Index Adjustment from an Index Account Option to the Fixed Account on the Index Account Option Term Anniversary. Amounts transferred into the Fixed Account in connection with an End-Term Performance Lock will be unavailable to reallocate to an Index Account Option until the next Contract Anniversary.

You may not elect End-Term Performance Lock if you have elected Automatic Rebalancing.

You may cancel your End-Term Performance Lock program using whatever methods you use to change your allocation instructions. You should consult with your financial professional with respect to the current availability of End-Term Performance Lock.

The following examples demonstrate how End-Term Performance Locks work with both positive and negative Index Adjustments.

This example demonstrates an End-Term Performance Lock when a positive Index Adjustment occurs at the end of the Term.
•If your starting Premium is $100,000, you are 100% allocated to an Index Account Option, and have elected the End-Term Performance Lock, any increase in Index Account Option Value at the end of the Term from a positive Index

Adjustment will be transferred to the 1-year Fixed Account Option automatically at the end of the Term. This option is available for all available crediting methods and downside protection combinations.
•Assume the Index Adjustment is equal to 4% at the end of the Term. The credited Index Adjustment ($100,000 * 4% = $4,000) would be automatically transferred to the 1-year Fixed Account at the end of the Term under the End-Term Performance Lock.
This example demonstrates an End-Term Performance Lock when a negative Index Adjustment occurs at the end of the Term.
•If your starting Premium is $100,000, you are 100% allocated to an Index Account Option, and have elected the End-Term Performance Lock, any increase in Index Account Option Value at the end of the Term from a positive Index Adjustment will be transferred to the 1-year Fixed Account Option automatically at the end of the Term. This option is available for all available crediting methods and downside protection combinations.
•Assume the Index Adjustment is equal to -4% at the end of the Term. Since the Index Adjustment is negative, the End-Term Performance Lock would not be executed and no Index Account Option Value will be automatically transferred to the 1-year Fixed Account Option.

Automatic Rebalancing. You may elect to automatically rebalance Contract Value between eligible Contract Options on the Contract Anniversary based upon the most recent allocation instructions received by the Company in Good Order. If this option is elected, we will apply any applicable Index Adjustment to the Index Account Option and credited interest to the Fixed Account Option prior to reallocating the Contract Value. A Contract Option is only eligible for rebalancing at the end of its term. This means that a Fixed Account Option is only eligible for rebalancing on a Contract Anniversary, and an Index Account Option is only eligible for rebalancing on its Index Account Option Term Anniversary. Rebalancing will only occur if more than one existing Contract Option's term ends on the same date.

The percentage that will be allocated to each eligible Contract Option through the rebalancing transaction is equal to A divided by B, then multiplied by C, where:
A = the allocation percentage for the Contract Option found in the most recent allocation instructions received by the Company in Good Order;
B = 1 minus the sum of the allocation percentages of the ineligible Contract Options found in the most recent allocation instructions received by the Company in Good Order;
C = the sum of the Index Account Option Values and Fixed Account Option Values from Contract Options, including the Short Duration Fixed Account Option, that have reached the end of their crediting term on that Contract Anniversary.

Rebalancing allows you to tell us what percentage of your Contract Value you would like to keep allocated to various Contract Options, and as those Contract Option values fluctuate, allows us to automatically reallocate Contract Value between those Contract Options on Contract Anniversaries to maintain your desired allocation percentages. For example, assume you allocate 50% of your Contract Value to the Fixed Account Option, and 50% of your Contract Value to a 1-year Index Account Option. On your next Contract Anniversary, assume your Fixed Account had positive interest credited, but you had a negative Index Adjustment on your Index Account Option, such that your Fixed Account Value is now 55% of your Contract Value and your Index Account Option Value has fallen to only 45% of your Contract Value. Because you elected Automatic Rebalancing, we will automatically reallocate your Contract Value between the Fixed Account Option and 1-year Index Account Option so that they are once again equally balanced at 50% of Contract Value in each option.

You may not elect Automatic Rebalancing if you have elected End-Term Performance Lock.

You may cancel your Automatic Rebalancing program using whatever methods you use to change your allocation instructions. If you provide us with reallocation instructions in advance of a Contract Anniversary, any existing Automatic Rebalancing elections will be terminated and we will reallocate consistent with the updated reallocation instructions you provided. To reinstate Automatic Rebalancing on your Contract, you must submit a new election form. If you submit a new election form, Automatic Rebalancing will resume on the next eligible Contract Anniversary.

Rebalancing instructions may only include Contract Options in which you are currently invested. Automatic rebalancing cannot be used to reallocate Contract Value into new Contract Options.

You should consult with your financial professional with respect to the current availability of Automatic Rebalancing.

Please see Appendix B (Calculation Examples) for examples illustrating Automatic Rebalancing scenarios in which all Index Account Options are at the end of their Term (Example 1), two out of four Index Account Options are at the end of their Term (Example 2), three out of four Index Account Options are at the end of their Term (Example 3), and where an Intra-Term Performance Lock was performed during the Contract Year (Example 4).

ACCESS TO YOUR MONEY

You may access the money in your Contract:

•by making a partial or full withdrawal,

•by electing the Automatic Withdrawal Program,

•by electing an add-on Guaranteed Minimum Withdrawal Benefit, or

•by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a Withdrawal Charge. For purposes of the Withdrawal Charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any Withdrawal Charge), and then from Remaining Premium. When you make a total withdrawal, you will receive the Withdrawal Value as of the end of the Business Day your request is received by us in Good Order. The Withdrawal Value is equal to the Contract Value reduced for any applicable taxes, and all applicable Withdrawal Charges. For more information about Withdrawal Charges, please see “Withdrawal Charge” beginning on page 46. We will pay the withdrawal proceeds within seven days of receipt of a request in Good Order.

Your withdrawal request must generally be in writing. We will accept withdrawal requests submitted via facsimile. We may accept withdrawal requests via phone or web, subject to certain qualifying conditions, and subject to availability. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal except in connection with GAWA withdrawals, Required Minimum Distributions or the Automatic Withdrawal Program.

If you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals and will be counted in determining the amount taken as a free withdrawal in any Contract Year. Automatic withdrawals in excess of the Free Withdrawal amount may be subject to Withdrawal Charges, the same as any other partial withdrawal. For more information about the free withdrawal amount, please see "Withdrawal Charge" beginning on page 46.

Partial withdrawals will reduce the Index Option Crediting Base at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 70.

+Income GMWB and +Income GMWB with Joint Option. The +Income GMWB and +Income GMWB with Joint Option are add-on Guaranteed Minimum Withdrawal Benefits with annual Step-Ups and a Determination Date Step-Up, designed to help investors manage their lifetime income needs by guaranteeing the withdrawal of minimum annual amounts for life, regardless of the performance of the Indexes underlying an investor's Index Account Options, while the Contract is in the accumulation phase (i.e. before the Income Date). We call this guarantee the For Life Guarantee, and on +Income GMWB, which is a single life benefit, it lasts for the lifetime of the Designated Life (or the lifetime of the joint Owner who dies first). On +Income GMWB with Joint Option, which is a benefit designed to cover two spousal Covered Lives, the For Life Guarantee lasts for the lifetime of the last surviving Covered Life.

For the +Income GMWB, the Designated Life is the original Owner (or oldest joint Owner) if the Owner is a natural person. For the +Income GMWB with Joint Option, the Designated Life is the youngest Covered Life. If the Owner is a legal entity, the original Annuitant (or oldest joint Annuitant) is the Designated Life. On Contracts owned by a legal entity where there are joint Annuitants, the For Life Guarantee lasts for the lifetime of the joint Annuitant who dies first. The Designated Life may not be changed. +Income GMWB is available to single Owners, spouses, or unrelated joint Owners. +Income GMWB with Joint Option is available only to spouses.

For the +Income GMWB with Joint Option, each of the individuals covered under the For Life Guarantee are called Covered Lives. On qualified plan Contracts, the Owner and the primary spousal Beneficiary named as of the effective date of the GMWB with Joint Option will each be considered a Covered Life. On qualified custodial account Contracts, the Annuitant and contingent Annuitant named as of the effective date of the GMWB with Joint Option will each be considered a Covered Life. On non-qualified plan Contracts, the spousal joint Owners will each be considered a Covered Life. The Covered Lives may not be changed.

References in the disclosures below to “this GMWB” apply to each of the +Income GMWB and +Income GMWB with Joint Option, including their associated GAWA percentages, as discussed below. This GMWB is offered to Owners (+Income GMWB) or Covered Lives (+Income GMWB with Joint Option) between the ages of 50 and 80.

This GMWB may not be terminated by the Owner independently from the Contract to which it is attached.

Upon the death of the Owner or joint Owner, if the Beneficiary is a non-spousal Beneficiary, the GWB is void and this GMWB terminates automatically; therefore, the death of the Owner or joint Owner may have a significant negative impact on the value of this GMWB and cause the GMWB to prematurely terminate.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than the GAWA to meet the Contract’s RMD without compromising the endorsement’s guarantees. Example 3 in Appendix E under section “I. +Income GMWB” supplements this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “Required Minimum Distributions under certain Tax-Qualified Plans ("RMDs")” on page 63 for more information.

We reserve the right to place restrictions on which Contract Options you may select when you have elected this GMWB. This includes restrictions to Index Account Option Crediting Methods, Protection Options, Indexes, and Term lengths. If any such restrictions are in place, they will be listed in Appendix A: Investment Options Available Under the Contract, and you will be provided notice of these restrictions.

The following description of this GMWB is supplemented by the examples in Appendix E.

Guaranteed Withdrawal Balance (“GWB”). The GWB is established for the sole purpose of determining the GAWA. It is not the Contract Value, and it cannot be withdrawn. The GWB is equal to the Premium, net of any applicable taxes, if elected at issue, or the Contract Value, if elected after issue. The GWB is eligible to be automatically increased by a Step-Up on each Contract Anniversary following the effective date of the GMWB. A Step-Up is a Contract feature under which we automatically increase the GWB to reflect increases in the Contract Value if the Contract Value is greater than the GWB. An increase in your GWB may increase your GAWA in the new Contract Year.

On the date that the GAWA is first determined, the "Determination Date", the GWB can also be increased by a one-time Determination Date Step-Up which is a Contract feature under which we automatically increase the GWB to equal the Contract

Value if the Contract Value is greater than the GWB on the Determination Date. Any increase to the GWB as a result of a Determination Date Step-Up would be calculated prior to determining the GAWA. For more information about the Determination Date and the calculation of the GAWA, please see the "Withdrawals" subsection below. For more information Step-Ups, please see "Step-Up" beginning on page 59.

It is important to note that withdrawals from your Contract Value (including GAWA withdrawals) make it less likely that future step-ups to your GWB (if any) will increase your GAWA. This is because all withdrawals (including GAWA withdrawals) reduce your Contract Value and GWB. It is also important to note that Excess Withdrawals may significantly reduce the likelihood that your GAWA will increase due to a step-up, as Excess Withdrawals (unlike GAWA withdrawals) result in a proportional reduction to your GWB and may cause your GWB to be reduced by more than the amount withdrawn; in other words, on more than a dollar for dollar basis.

The GWB can never be more than $10 million (including upon step-up), and the GWB is reduced by each withdrawal. The GWB will be reduced proportionally by Excess Withdrawals. Such reductions could be substantial. See "Withdrawals" below for more information on the impact of different types of withdrawals on the GWB.

Withdrawals. This GMWB is designed to permit annual withdrawals ("GAWA withdrawals") equal to the Guaranteed Withdrawal amount, on and after the effective date.

The maximum cumulative withdrawals you may take in any Contract Year, without reducing the For Life Guarantee, or potentially terminating the Contract, may not exceed the Guaranteed Withdrawal amount, which is equal to the greater of the GAWA or any applicable RMD under the Internal Revenue Code. Withdrawals exceeding the Guaranteed Withdrawal amount ("Excess Withdrawals"), cause the GWB and GAWA to be recalculated and reduced, as discussed below. Such reductions could be substantial. In addition, if the Excess Withdrawal causes your Contract Value to drop to zero, the Contract will terminate and no future GAWA withdrawals will be permitted.

The GAWA is determined on the Determination Date, which is the earlier of:
•the time of the first withdrawal after the effective date of this GMWB,
•the date the Owner elects to opt out of annual Step-Ups to avoid an increase in the GMWB Charge,
•the date the Contract Value drops to zero (other than due to an Excess Withdrawal or total withdrawal),
•the date the GMWB is continued by a spousal Beneficiary, or
•upon election of the Life Income of the GAWA or Joint Life Income of the GAWA Income Options.

On the Determination Date, the GAWA is equal to the GWB multiplied by the GAWA percentage ("GAWA%"). The
GAWA% is locked-in on the Determination Date, and will not subsequently change. The GAWA% is based on the Designated Life's attained age on the Determination Date and the elapsed Deferral Years. A Deferral Year is the period of time measured by each Contract Anniversary that has passed after the effective date of this GMWB and before the Determination Date. Deferral Years stop accruing at the Determination Date.

The current GAWA percentages are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the current Rate Sheet Prospectus Supplement, please visit www.jackson.com/product-literature-[__].html. We reserve the right to prospectively change the GAWA percentages, including the age bands and Deferral Years associated with those GAWA percentages, on new GMWB endorsements. This means that if you do not elect this GMWB at issue, the GAWA percentages associated with this GMWB when elected on a Contract Anniversary (subject to availability) may be different than the rates you would have received if you had elected this GMWB at issue. Please see “Appendix F (Historical Add-On Benefit Rates)” to view historical GAWA percentages.

The GAWA percentages applicable to your benefit will be reflected in your Contract endorsement.

Recalculation of the GWB and/or the GAWA due to Withdrawals. Withdrawals cause the GWB and/or GAWA to be recalculated in the following ways:
•Recalculation of the GWB upon GAWA Withdrawals. Withdrawals taken on or after the Determination Date that do not cause the cumulative total of all withdrawals taken in the Contract Year to exceed the Guaranteed Withdrawal amount, will cause the GWB to be reduced by the dollar amount of the withdrawal, but will not trigger a recalculation of the GAWA.

•Recalculation of the GWB and GAWA upon Excess Withdrawals. Any portion of a withdrawal taken on or after the Determination Date that causes the sum of all withdrawals taken in the Contract Year to exceed the Guaranteed Withdrawal amount will cause the GWB to be reduced proportionally as follows:
◦The dollar-for-dollar portion (DFD Portion) of the partial withdrawal is equal to the greater of (1) the GAWA at the time of the partial withdrawal or the RMD, less all prior partial withdrawals made in the current Contract Year, or (2) zero.
◦The Proportional Reduction Factor for the partial withdrawal is defined to be:
•The GWB is reduced to equal the greater of the GWB prior to the partial withdrawals less the DFD Portion, reduced for the Excess Withdrawal in the same proportion as the Contract Value is reduced (i.e. GWB prior to the Excess Withdrawal, reduced for the DFD portion, then multiplied by the Proportional Reduction Factor); or zero.
•The GAWA is reduced for the Excess Withdrawal in the same proportion as the Contract Value is reduced (i.e. the GAWA prior to the Excess Withdrawal is multiplied by the Proportional Reduction Factor).
◦In recalculating the GWB and GAWA, both values could be reduced by more than the withdrawal amount; in other words, on more than a dollar-for-dollar basis. Therefore, please note that withdrawing more than the Guaranteed Withdrawal amount in any Contract Year may have a significantly negative impact on the value of the GMWB.
Excess Withdrawals will never change the GAWA%.
For examples illustrating the impact of various types of withdrawals at different times during your Contract's life cycle on your GWB and GAWA values, please see Appendix E, Examples 3, 4, and 6, beginning on page E-1.
At the end of each Contract Year after the GAWA has been determined, if the For Life Guarantee is not in effect and the GWB is less than the GAWA, the GAWA is set equal to the GWB. This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective. See “Contract Value is Zero” below for more information.

Guaranteed Withdrawals are not subject to Withdrawal Charges. However, any portion of a withdrawal defined as an Excess Withdrawal, may be subject to a Withdrawal Charge at the time of the withdrawal. Any withdrawals in excess of the Free Withdrawal amount may be subject to a Withdrawal Charge. If the Guaranteed Withdrawal amount is greater than the Free Withdrawal amount, then the Guaranteed Withdrawal amount will be considered the Free Withdrawal amount. Guaranteed Withdrawals are subject to an Interim Value adjustment if they are withdrawn from an Index Account Option prior to the end of the Index Account Option Term.

You may take your Guaranteed Withdrawal all at once as a single withdrawal, or as multiple withdrawals throughout the Contract Year. If you do not take your full Guaranteed Withdrawal during a Contract Year, you may not take more than the Guaranteed Withdrawal in subsequent years (i.e. the Guaranteed Withdrawal amount is not cumulative).

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any Withdrawal Charges, Interim Value adjustments, charges for expedited delivery or wire transfers, or any applicable taxes.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract, and will be subject to Interim Value adjustments if withdrawn from an Index Account Option before the end of an Index Account Option Term. For more information on withdrawals generally, please see "Access to Your Money" beginning on page 55, and "Withdrawal Charge" beginning on page 46. All withdrawals count toward the total amount withdrawn in a Contract Year, including automatic withdrawals, RMDs for certain tax-qualified Contracts, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 70.

If the age of any Designated Life (or Covered Life for +Income GMWB with Joint Option) is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the

GAWA percentage applicable at the correct age. If the age at election of the Designated Life (or either Covered Life for +Income GMWB with Joint Option) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB. Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or Excess Withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Step-Up. There are two types of Step-Ups available when you elect this GMWB: an annual Step-Up and a Determination Date Step-Up. On each Contract Anniversary following the effective date of this GMWB, the GWB will be automatically increased to equal the Contract Value if the Contract Value is greater than the GWB. We call this increase an annual Step-Up. On the Determination Date, the GWB will be automatically increased to equal the Contract Value if the Contract Value is greater than the GWB. We call this increase a Determination Date Step-Up. Any Determination Date Step-Up will be completed prior to the determination of the GAWA on the Determination Date. Please note that if you have opted out of annual Step-Ups in order to avoid a communicated GMWB Charge increase on a 5th Contract Anniversary, you will no longer receive annual Step-Ups on Contract Anniversaries. The date on which you opt out of annual Step-Ups will be the Determination Date, and your GAWA% will be locked in and will not subsequently change. Opting out of annual Step-Ups will never impact the Determination Date Step-Up. Please see "GMWB Charge" beginning on page 48 for more information about potential increases to the GMWB Charge and your ability to opt out of those increases.

With a Step-Up –	The GWB equals the Contract Value on the Contract Anniversary (subject to a $10 million maximum).
If the step-up occurs after the GAWA has been determined, the GAWA is recalculated, equaling the greater of:
	●	The GAWA% multiplied by the new GWB, or
	●	The GAWA immediately prior to step-up.

It is important to note that withdrawals from your Contract (including Guaranteed Withdrawals) make it less likely that a future Step-Up to your GWB (if any) will increase your GAWA. This is because all withdrawals reduce your Contract Value and GWB. It is also important to note that Excess Withdrawals may significantly reduce the likelihood that your GAWA will increase due to a Step-Up, as Excess Withdrawals (unlike Guaranteed Withdrawals) result in a proportional reduction to your GWB and may cause your GWB to be reduced by more than the amount withdrawn.

The GWB can never be more than $10 million with a Step-Up. Upon Step-Up, the applicable GMWB Charge will be reflected in your confirmation.

For Life Guarantee. The For Life Guarantee entitles you to continue taking GAWA withdrawals for your life (or the lifetime of the joint Owner to die first), or for the lifetime of the last surviving Covered Life under +Income GMWB with Joint Option, even after your Contract Value has dropped to zero (unless as the result of an Excess Withdrawal or total withdrawal of Contract Value). Once the Contract Value drops to zero (unless as the result of an Excess Withdrawal or total withdrawal of Contract Value), these GAWA withdrawals will take the form of payments from the Company in an amount equal to the GAWA, net of any applicable taxes.

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Designated Life's attained age 59 ½ unless:
•the Contract has terminated;
•the Contract Value is reduced to zero on or before the date the For Life Guarantee would otherwise become effective;
•you have elected to annuitize your Contract and the Income Date precedes the date the For Life Guarantee would otherwise become effective; or
•the last surviving Covered Life dies before the date the For Life Guarantee would otherwise become effective.

If the Designated Life has already attained age 59½ when this GMWB is added to the Contract, then the For Life Guarantee becomes effective on the effective date of this GMWB.

If the For Life Guarantee becomes effective after the Determination Date, the GAWA will be reset to equal the GAWA% multiplied by the GWB on the date the For Life Guarantee becomes effective.

The For Life Guarantee is terminated when:
•this GMWB is terminated;
•this GMWB is continued by a spousal Beneficiary who is not a Covered Life;
•an Excess Withdrawal reduces the Contract Value to zero;
•the Owner (or any joint Owner) dies on Contracts with +Income GMWB;
•the last Covered Life dies on Contracts with +Income GMWB with Joint Option;
•the Contract is terminated.

If the For Life Guarantee is not in effect, your GMWB is impacted in the following ways:
•your GAWA withdrawals are guaranteed until the earlier of:
◦the date of death of the Owner or any joint Owner; or
◦the date when all withdrawals under the Contract equal the GWB, without regard to Contract Value.
•the GWB is the guaranteed amount available for future periodic withdrawals;
•a withdrawal that causes the Contract Value to drop to zero voids the For Life Guarantee and it will never become effective. See "Contract Value is Zero" beginning on page 60 for more information.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as the Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the death of any joint Owner) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse. For +Income GMWB with Joint Option, upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse. For additional information regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting +Income GMWB with Joint Option, please see "Additional Information Regarding +Income GMWB with Joint Option" beginning on page 64.

Contract Value Is Zero. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Designated Life (or the death of any joint Owner) or until the death of the last surviving Covered Life for +Income GMWB with Joint Option, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Designated Life (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA% has not yet been determined, it will be set at the GAWA% corresponding to the Designated Life’s attained age and elapsed Deferral Years at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA% multiplied by the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Subject to the Company’s approval, you may elect to receive payments more frequently than annually. If the frequency of GAWA payments selected provides a first payment less than $20, and state law permits, the Company may require payments to be made in quarterly, semiannual, or annual intervals so that the payment is at least $20.

Spousal Continuation. In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:
•Continue the Contract with this GMWB so long as the Contract Value is greater than zero, and the Contract is still in the accumulation phase;
•Continue the Contract without this GMWB if the surviving spouse is not a Covered Life; or
•Add this GMWB to the Contract on any Contract Anniversary after the Contract has been continued under this provision, subject to availability, and subject to the Beneficiary's eligibility, if the spousal Beneficiary terminated the GMWB in continuing the Contract.
The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date. Contract Anniversaries will continue to be based on the Contract's Issue Date. If the GAWA% has not yet been determined, it will be determined based on the Designated Life's attained age and elapsed Deferral Years on the Continuation Date (as though that person survived to that date). The GAWA will be equal to the GAWA% multiplied by the GWB. If the Contract Value is greater than the GWB on the Determination Date, the GWB will automatically step up to the Contract Value prior to the determination of the GAWA. The Latest Income Date is based on the age of the surviving spouse. Please refer to the "GMWB Income Options" subsection below for information regarding the additional Income Options available on the Latest Income Date.

If the surviving spousal Beneficiary elects to continue the Contract with this GMWB, and the surviving spouse is a Covered Life:
•The For Life Guarantee remains effective on and after the Continuation Date.
•Continuing the Contract with this GMWB is necessary in order to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not been terminated.
•Step-Ups will continue as outlined in the Step-Up provisions of this GMWB.
If the surviving spousal Beneficiary elects to continue the Contract with this GMWB, and the surviving spouse is not a Covered Life:
•The For Life Guarantee is null and void.
•The surviving spouse will be entitled to take GAWA withdrawals until the GWB is exhausted.
•Step-Ups will continue as outlined in the Step-Up provisions of this GMWB.
A new joint Owner may not be added on a non-qualified Contract if a surviving spouse continues the Contract.
If the surviving spouse does not elect to terminate the GMWB on the Continuation Date, the GMWB may not be subsequently terminated independently from the Contract to which it is attached.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial professionals before adding this GMWB to a Contract.

GMWB Income Options. The following are additional Income Options available to you under this GMWB. Please discuss with your financial professional how these Income Options compare to the standard Income Options offered under the Contract, and whether they are right for you.
For +Income GMWB:
Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of the joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or any Owner’s death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Designated Life’s attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined by dividing the GWB by the GAWA. Once this specified period of years has been calculated, it will not be subsequently changed. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.
For +Income GMWB with Joint Option:
Joint Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Designated Life’s attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined by dividing the GWB by the GAWA. Once this specified period of years has been calculated, it will not be subsequently changed. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax-qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code.

For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit Considerations” beginning on page 65 for additional considerations you should take into account when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Required Minimum Distributions Under Certain Tax Qualified Plans (“RMDs”). The following RMD NOTES contain important information about withdrawals of RMDs from a Contract with a GMWB. For certain tax-qualified Contracts, GMWBs allow withdrawals greater than the Guaranteed Annual Withdrawal Amount (GAWA) to meet a Contract’s RMD without reducing the amount of guaranteed income available in future years. The RMD NOTES describe conditions, limitations and special situations related to withdrawals involving a RMD.

RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges (i.e., Withdrawal Charges) and we will impose those charges, which will be reflected in the confirmation of the transaction. An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB, which would result in an adverse recalculation of the GWB and GAWA. For information regarding the RMD calculation for your Contract, please contact our Customer Care Center at 1-800-644-4565.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with a GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement’s guarantees may become susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceeds the greatest of the RMDs for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the Contract Year (ending June 30, 2025) is $10. The RMDs for calendar years 2024 and 2025 are $14 and $16, respectively.

If the Owner withdraws $7 in the first and second halves of calendar year 2024 and $8 in the first and second halves of calendar year 2025, then at the time the withdrawal in the first half of calendar year 2024 is taken, the Owner will have withdrawn $15 in the Contract Year running from July 1, 2024 to June 30, 2025. Because the sum of the Owner’s withdrawals for the Contract Year running from July 1, 2024 to June 30, 2025 is less than the greater of the RMDs for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule permits that with the calendar year in which your RMDs are to begin , you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner who must begin taking RMDs in the calendar year 2024 on a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2024 RMD) until March 30, 2025, he may still take the 2025 RMD before the next Contract Year begins on June 30, 2025 without an adverse recalculation of the GWB and GAWA. However, if he takes his second RMD (the 2025 RMD) after June 30, 2025, he should wait until the following Contract Year begins on July 1, 2026 to take his third RMD (the 2026 RMD) because, except for the calendar year in which RMDs begin, withdrawing two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the total of the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples that are relevant or specific to tax-qualified Contracts in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix E, specifically examples 3 and 4 under section “I. +Income GMWB.” Please consult the financial professional who is helping, or who helped, you purchase your tax-qualified Contract, and your tax advisor, to be sure that a GMWB ultimately suits your needs relative to your RMD.

In addition, with regard to Required Minimum Distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of this GMWB will satisfy your RMD requirements or whether there are other IRA holdings that can satisfy the aggregate RMD requirements. With regard to other qualified plans, you must determine what your qualified plan permits. The required beginning date for distributions under qualified plans and Tax-Sheltered Annuities is generally no later than April 1st of the calendar year following the calendar year in which you attain the applicable age as noted in the table below or the calendar year in which you retire. The required beginning date for distributions from a qualified contract maintained for an IRA is generally no later than April 1st of the calendar year following the year in which you attain the applicable age as noted in the table below. You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements.

If you were born:	Your “applicable age” is:
Before July 1, 1949	70½
After June 30, 1949 and before 1951	72
After 1950 and before 1960	73
In 1960 or later	75

Additional Information Regarding +Income GMWB with Joint Option.

Except as otherwise discussed below, the election of +Income GMWB with Joint Option under a non-tax-qualified contract requires the joint Owners to be spouses (as defined under federal law) and each joint Owner is considered to be a “Covered Life.” In such cases, the Owners can be subsequently changed but the Covered Lives cannot be changed. Upon the death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

The +Income GMWB with Joint Option is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial Owners and joint Annuitants. In these cases, the spouses are the Covered Lives, and the For Life Guarantee is based on the Annuitant’s life who dies last. The Owners can be subsequently changed but no changes of Annuitant are allowed.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of the +Income GMWB with Joint Option requires the Owner and primary Beneficiary to be spouses (as defined by federal law). The Owner and only the primary spousal Beneficiary named at the election of the +Income GMWB with Joint Option under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

In certain circumstances we may permit the elimination of a joint Owner Covered Life or primary spousal Beneficiary Covered Life in the event of divorce. In such cases, new Covered Lives may not be named.

For tax-qualified Contracts, the primary spousal Beneficiary cannot be changed while both the Owner and primary spousal Beneficiary are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon spousal continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

The +Income GMWB with Joint Option is also available on a limited basis under qualified custodial account contracts, pursuant to which the Annuitant and a contingent Annuitant named at election of the GMWB must be spouses and will be the Covered Lives. The only changes in these arrangements that we permit are that (i) the custodial Owner may be changed or (ii) the ownership of the Contract may be transferred to the Annuitant if, at the same time as that transfer, the contingent Annuitant is designated as the primary (spousal) Beneficiary.

Termination. This GMWB terminates, subject to a prorated GMWB Charge assessed for the period since the last annual GMWB Charge, and all benefits under this GMWB end on the earlier of:
•the date you elect to receive income payments under the Contract;

•the Latest Income Date;
•the date you take a total withdrawal;
•the date upon which the Contract terminates because the Owner, any joint Owner, or the Annuitant on a qualified custodial account Contract, dies, unless continued by the spouse;
•the Continuation Date if the surviving spouse elects to terminate the GMWB and the spouse is permitted under the terms of this GMWB to make such an election; or
•the date upon which all obligations for payment under this GMWB have been satisfied after the Contract has been terminated.
This GMWB may not otherwise be terminated independently from termination of the Contract.

Guaranteed Minimum Withdrawal Benefit Considerations. Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also provide for an inheritance for their Beneficiaries. The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and need to withdraw income from those investments. A GMWB is designed to help investors manage these uncertainties.

A GMWB does not guarantee that the Guaranteed Annual Withdrawal Amount ("GAWA") will be sufficient to cover any individual’s particular needs. Moreover, a GMWB does not assure that you will receive any positive return on your investments and/or that your Contract will not lose money due to negative Index Return. While a GMWB's Step-Up feature may provide protection against inflation when there are strong investment returns that coincide with the availability of a Step-Up, the GMWB does not protect against any loss of purchasing power due to inflation. Also, it is important to note that withdrawals from your Contract (including Guaranteed Withdrawals) make it less likely that future Step-Ups to your Guaranteed Withdrawal Balance ("GWB") (if any) will increase your GAWA. This is because all withdrawals reduce your Contract Value and GWB. It is also important to note that Excess Withdrawals may significantly reduce the likelihood that your GAWA will increase due to a Step-Up, as Excess Withdrawals (unlike Guaranteed Withdrawals) result in a proportional reduction to your GWB and may cause your GWB to be reduced by more than the amount withdrawn; in other words, on more than a dollar-for-dollar basis.

Withdrawals under a GMWB will first be taken from your Contract Value. Our obligations to pay you more than your Contract Value will only arise under limited circumstances. Thus, in considering the election of a GMWB, you should consider whether the value to you of the level of protection that is provided by the GMWB and the cost of the GMWB, which reduces Contract Value and offsets our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

Additionally, the timing and amounts of withdrawals under a GMWB have a significant impact on the amount and duration of benefits. The cumulative cost of a GMWB also is greater the longer the duration of ownership. The closer you are to retirement, the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as a For Life Guarantee (59½)) are locked-in. Conversely, forecasts at younger ages may prove less reliable. You should undertake careful consideration and thorough consultation with your financial professional as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that a GMWB might provide.

All GMWBs provide that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin. The Income Date is either a date that you choose or the Latest Income Date. The Latest Income Date is the Contract Anniversary on which you will be 95 years old, or such date allowed by the Company on a non-discriminatory basis or as required by an applicable qualified plan, law or regulation. For more information, please see “Income Payments” beginning on page 66.

Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you. Naturally, you should discuss with your financial professional whether a GMWB is suitable for you. Consultation with your financial and tax advisor is also recommended.

These considerations are of particular significance due to the For Life Guarantee feature of the +Income GMWB and +Income GMWB with Joint Option, as the GAWA payments will cease when you annuitize voluntarily or on the Latest Income Date.

Although these GMWBs contain annuitization options that may allow the equivalent of GAWA payments when you annuitize on the Latest Income Date, all benefits under a GMWB will terminate when you annuitize.

INCOME PAYMENTS

The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. Amounts applied to income options from Index Account Options are subject to an Interim Value adjustment. The income options are described below.

If you do not select an Income Date, your income payments will begin on the Latest Income Date, which is the Contract Anniversary on which you will be 95 years old, or such date allowed by Jackson on a non-discriminatory basis or required by an applicable qualified plan, law or regulation. You may change the Income Date or income option at least seven days before the Income Date. You must give us written notice at least seven days before the scheduled Income Date.

The required beginning date for required minimum distributions (RMDs) under qualified plans and Tax-Sheltered Annuities is generally no later than April 1st of the calendar year following the calendar year in which you attain the applicable age as noted in the table below or the calendar year in which you retire. The required beginning date for distributions from a qualified contract maintained for an IRA is generally no later than April 1st of the calendar year following the year in which you attain the applicable age as noted in the table below. You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements.

If you were born:	Your “applicable age” is:
Before July 1, 1949	70½
After June 30, 1949 and before 1951	72
After 1950 and before 1960	73
In 1960 or later	75

On or before the Income Date, you may elect a single lump-sum payment, or you may choose to have income payments made monthly, quarterly, semi-annually or annually. A single lump-sum payment is considered a total withdrawal and terminates the Contract. If you have less than $2,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $20 and state law permits, we may set the frequency of payments so that the first payment would be at least $20.

If you do not choose an income option, we will assume that you selected option 3, which provides for life income with 120 months of guaranteed payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are both the Owner and Annuitant). The following income options may not be available in all states.

Option 1 - Life Income. This income option provides monthly payments for your life. No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due. If you die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon the death of either person, the monthly payments will continue during the lifetime of the survivor. No further payments are payable after the death of the survivor. If you and the person who is the joint life both die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 3 - Life Income With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant’s life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent. If you have elected an income option that is not life contingent, you are permitted to terminate your income payments by taking a total withdrawal in a single lump sum, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

If your Contract is a Qualified Contract, not all of these payment options will satisfy Required Minimum Distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions most non-spouse beneficiaries must now complete death benefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax adviser before electing a payout option.

DEATH BENEFIT

The Contract has a death benefit, which is payable during the accumulation phase, and in some circumstances even after you begin taking income payments. Amounts applied to death benefit payout options from Index Account Options are subject to an Interim Value adjustment. If you die before moving into the income phase, the death benefit equals the greater of:

•your Contract Value on the date we receive all required documentation from your Beneficiary; or

•the total Premium you have paid into the Contract reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.*

*For Owners age 81 and older at the time the Contract is issued, the return of premium component of the death benefit is unavailable, and the death benefit will equal the current Contract Value.

If you begin taking income payments on the Latest Income Date, the death benefit amount is equal to the greater of zero or:

•the total Premium you have paid into the Contract, reduced for prior withdrawals (including any applicable charges and adjustments) incurred since the issuance of the Contract through the Latest Income Date, in the same proportion that the Contract Value was reduced on the date of such withdrawals, less

•the Contract Value on the Latest Income Date.*

*For Owners age 81 and older at the time the Contract is issued, the death benefit is not payable once you begin taking income from your Contract, regardless of the Income Date selected, and the death benefit terminates on the Income Date.

For an example of how your death benefit is reduced proportionally for prior withdrawals, assume that your initial Premium is $100,000. After one year, your Contract Value is $95,000, and you take a withdrawal for $9,500. You are withdrawing 10% of your Contract Value ($9,500 / $95,000 = 10%), so the reduction of your Premium for the purposes of determining your Death Benefit will also be 10%, making your premium for purposes of the death benefit calculation now $90,000 ($100,000 – ($100,000 * 10%)).

If the Contract is owned by joint Owners, the death benefit is due upon the death of the first joint Owner. If the Contract is owned by a legal entity, the death benefit is due upon the death of the Annuitant (in the case of joint Annuitants, the death benefit is payable upon the death of the first Annuitant).

The death benefit is due following our receipt of all required documentation in Good Order. Required documentation includes proof of death, a claim form, and any other documentation we reasonably require. If we have received proof of death and any other required documentation, we will calculate the share of the death benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive from that Beneficiary a claim form with a payment option elected. If we have not received proof of death or any other required documentation, we will calculate the share of the death benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive any remaining required documentation. As a result, based on the timing of a Beneficiary's claim submission, and the performance of the Index, Interim Value adjustments and positive or negative Index Adjustments credited to Index Account Options may cause the calculation of a Beneficiary’s death benefit share to differ from the calculation of another Beneficiary’s death benefit share. We will pay interest on a Beneficiary’s death benefit share as required by law.

If you die before you begin taking income from the Contract, the person you have chosen as your Beneficiary will receive the death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death. If we do not receive a claim form and due proof of your death in Good Order from a surviving joint Owner during their lifetime, we will pay the death benefit in accordance with the last Beneficiary designation received by us in Good Order before the last joint Owner's death. If no Beneficiary designation is in effect, or the designated Beneficiary(ies) have not survived the Owner, or in the case of jointly owned Contracts, both joint Owners, the death benefit shall be paid to the Owner's estate, or in the case of jointly owned Contracts, the estate of the last joint Owner to die.

Payout Options. The death benefit can be paid under one of the following payout options:

•single lump-sum payment;

•payment of entire death benefit within 5 years of the date of death;

•on non-qualified contracts or for spousal Beneficiaries or Eligible Designated Beneficiaries on qualified contracts, payment of the entire death benefit under an income option over the Beneficiary’s lifetime or for a period not extending beyond the Beneficiary’s life expectancy. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death on non-qualified contracts; or

•on qualified contracts, payment of the entire death benefit under an income option over a period not extending beyond ten (10) years, with distribution beginning within the calendar year following the calendar year of the Owner's death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

If the Beneficiary elects to receive the death benefit as an income option, the Beneficiary must make that payout option election within 60 days of the date we receive proof of death and payments of the death benefit must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. If no payout option is selected, the entire death benefit will be paid within 5 years of the Owner’s date of death. For more information, please see “Spousal Continuation Option” below.

Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option in the event your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death. The Pre-selected Death Benefit Option may not be available in your state.

Spousal Continuation Option. If your spouse is the sole Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no death benefit will be paid at that time. Moreover, except as described below, we will apply to the Contract a continuation adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate the continuation adjustment amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary’s written request to continue the Contract (the “Continuation Date”). We will add this amount to the Short Duration Fixed Account Option. On the next Contract Anniversary, the continuation adjustment will be reallocated to the 1-year Fixed Account Option unless you provide updated allocation instructions. The Spousal Continuation Option may not be available in your state. See your financial professional for information regarding the availability of the Spousal Continuation Option.

If your spouse continues the Contract in his/her own name under the Spousal Continuation Option, the new Contract Value will be considered the initial Premium for purposes of determining any future death benefit under the Contract.

The Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Pre-selected Death Benefit Option may not be available in your state.

The Spousal Continuation Option is not available in the event of a change from the original Owner or an assignment of the Contract.

Death of Owner On or After the Income Date. On or after the Income Date, if you or a joint Owner die, and are not the Annuitant, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a legal entity, then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected. Any life-contingent Income Payments cease on the death of the Annuitant.

Stretch Contracts. The beneficiary of death benefit proceeds from another company’s non-qualified annuity contract or the eligible designated beneficiary (as defined by the Internal Revenue Code and implementing regulations) of death benefit proceeds from another company’s tax-qualified annuity contract or plan, may use the death benefit proceeds to purchase a Contract (“Stretch Contract”) from us. The beneficiary of the prior contract or plan (“Beneficial Owner”) must begin taking distributions or must have begun taking distributions under the prior contract or plan, within one year of the decedent’s death. The distributions must be taken over a period not to exceed the life expectancy of the Beneficial Owner, and the distributions must satisfy the minimum distribution requirements resulting from the decedent’s death as defined by the Internal Revenue Code and implementing regulations. (See “Non-Qualified Contracts – Required Distributions” on page 71.) Upon the Beneficial Owner’s death, under a tax-qualified Stretch Contract, the designated beneficiary must distribute the Contract Value on or before the end of the 10th year after the Beneficial Owner’s death. We will waive Withdrawal Charges on any withdrawal necessary to satisfy the minimum distribution requirements. Withdrawals in excess of the minimum distribution requirements may be taken at any time, subject to applicable Withdrawal Charges. Non-qualified Stretch Contracts may not be available in all states.

The rights of Beneficial Owners are limited to those applicable to the distribution of the death benefit proceeds.

Special requirements apply to non-qualified Stretch Contracts. All Premium must be received in the form of a full or partial 1035 exchange of the death benefit proceeds from a non-qualified annuity contract and other forms of Premium payments are not permitted. Joint ownership is not permitted. Please read the Contract and accompanying endorsement carefully for more information about these and other requirements.

TAXES

The following is only a general discussion of certain federal income tax issues and is not intended as tax advice to any individual. Jackson does not make any guarantee regarding the tax status of any contract or any transaction involving the contracts. It should be understood that the following discussion is not exhaustive and that other special rules may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws or to compare the tax treatment of the contracts to the tax treatment of any other investment. You are responsible for determining whether your purchase of a contract, withdrawals, income payments, and any other transactions under your contract satisfy applicable tax law. You should consult your own tax advisor as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own advisor regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts - General Taxation. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract owner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans, assignments, or pledges based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts - Aggregation of Contracts. For purposes of determining the taxability of a withdrawal, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts - Withdrawals and Income Payments. Any withdrawal from a non-qualified Contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of Premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

•paid on or after the date you reach age 59½;

•paid to your Beneficiary after you die;

•paid if you become totally disabled (as that term is defined in the Code);

•paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

•paid under an immediate annuity; or

•which come from Premiums made prior to August 14, 1982.

The taxable portion of distributions from a non-qualified annuity Contract are considered investment income for purposes of the Medicare tax on investment income. As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts. These levels are $200,000 in the case of single head of household taxpayers, $250,000 in the case of married taxpayers filing joint returns, $250,000 in case of Qualifying surviving spouse with dependent child, and $125,000 in the case of married taxpayers filing separately. Owners should consult their own tax advisors for more information.

Non-Qualified Contracts - Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner’s death. If the owner is a legal entity, the death of any annuitant is treated as the death of the owner for this purpose.

The requirements of (b) above can be considered satisfied if any portion of the Owner’s interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner’s death. The Owner’s “designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner’s “designated beneficiary” is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner. A surviving spouse must meet the requirements under federal tax law to continue the contract.

Non-Qualified Contracts - 1035 Exchanges. Under Section 1035 of the Code, you can purchase an annuity contract through a tax-free exchange of another annuity contract, or a life insurance or endowment contract. For the exchange to be tax-free under Section 1035, the owner and annuitant must be the same under the original annuity contract and the Contract issued to you in the exchange. If the original contract is a life insurance contract or endowment contract, the owner and the insured on the original contract must be the same as the owner and annuitant on the Contract issued to you in the exchange.

In accordance with Revenue Procedure 2011-38, the IRS will consider a partial exchange of an annuity Contract for another annuity Contract valid if there is either no withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 180 days of the date of the partial exchange. Revenue Procedure 2011-38 also provides certain exceptions to the 180 day rule. Due to the complexity of these rules, owners are encouraged to consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

Tax-Qualified Contracts - Withdrawals and Income Payments. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts. The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. You should discuss these limits, required minimum distributions, tax penalties and the tax computation rules with your tax adviser. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals - Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59½, on account of the individual’s death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

Assignment. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. You should consult your tax advisor prior to making any assignment of your Contract.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The total value of the Contract assigned or pledged that exceeds the aggregate Premiums paid will be included in the individual's gross income. In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed in connection with Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. The Code requires the Qualified Contract to be nontransferable.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions from other tax qualified plans which may not be rolled over are those which are:

(a)one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee’s beneficiary, or (c) for a specified period of ten years or more;

(b)a required minimum distribution; or

(c)a hardship withdrawal.

Eligible rollover distributions from tax qualified plans (other than an IRA) are subject to mandatory 20% withholding unless they are transferred directly to an IRA or tax qualified plan. Jackson reserves the right to change tax reporting practices where it determines that a change is necessary to comply with federal or state tax rules (whether formal or informal).

Annuity Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

Definition of Spouse. The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an annuitant other than the owner, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.
We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

JACKSON TAXATION

We reserve the right to deduct from the Contract Value any taxes attributed to the Contract and paid by us to any government entity (including, but not limited to, Premium Taxes, Federal, state and local withholding of income, estate, inheritance, other taxes required by law and any new or increased federal or state income taxes that may be enacted into law). Premium taxes generally range from 0.5% to 3.5%, which are applicable only in certain jurisdictions. We will determine when taxes relate to the Contract.

We may pay taxes when due and deduct that amount from the Contract Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. We will withhold taxes required by law from any amounts payable from this Contract.

While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

OTHER INFORMATION

General Account. The General Account is made up of all of Jackson's assets, including the Fixed Account and Jackson National RILA Separate Account I. Jackson exercises sole discretion over the investment of the General Account assets, and bears the associated investment risk. You will not share in the investment experience of General Account assets. The General Account invests its assets in accordance with state insurance law. All of the assets of the General Account are chargeable with the claims of any of our contract owners as well as our creditors, are subject to the liabilities arising from any of our other business. All obligations under the Contract are subject to Jackson’s claims-paying ability and financial strength.

Unregistered Separate Account. Except for Contracts issued in certain states, we hold certain investments supporting the assets that you allocate to the Index Account in a non-insulated unregistered Separate Account. We established the Jackson National RILA Separate Account I ("RILA Separate Account") on February 12, 2021, pursuant to the provisions of Michigan law. The RILA Separate Account is a separate account under state insurance law and is not registered under the Investment Company Act of 1940. It is non-unitized, non-insulated, and was established under the laws of Michigan solely for the purpose of supporting our obligations under the Contract. Like our General Account, all of the assets of the RILA Separate Account are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business.

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the RILA Separate Account. We will not make any such changes without receiving any necessary approval of any applicable state insurance department.

[TO BE UPDATED BY AMENDMENT]

Distribution of Contracts. Jackson National Life Insurance Company (“Jackson”), located at 1 Corporate Way, Lansing Michigan, is the issuer for this contract. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. JNLD also serves as distributor of other variable insurance products issued by Jackson and its subsidiaries.

JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company. JNLD is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). For more information on broker-dealers and their registered representatives, you may use the FINRA BrokerCheck program via telephone (1-800-289-9999) or the Internet (http://brokercheck.finra.org).

JNLD may distribute the Contracts directly and also enters into selling agreements with broker-dealers or other financial institutions that are unaffiliated with us ("Selling Firms"). The Contracts are offered to customers of Selling Firms. Selling Firms are responsible for delivery of various related disclosure documents and the accuracy of their oral description and appropriate recommendations of the purchase of the Contracts. Selling Firms do not have any legal responsibility to pay amounts that are owed under the Contracts. The obligations and guarantees under the Contracts are the sole responsibility of Jackson. JNLD will use its best efforts to sell the Contracts, but is not required to sell any number or dollar amount of Contracts. We may stop offering the Contracts at any time.

Compensation Paid to Unaffiliated Selling Firms. Commissions are paid to Selling Firms that sell the Contracts. While commissions may vary, they are not expected to exceed 6% of any Premium payment. Where lower commissions are paid up front, trail commissions may also be paid. The Selling Firms determine the amount of the commission that will be paid to their registered representatives. The amounts paid may vary based upon the practices of each Selling Firm.

JNLD and/or Jackson may make payments to Selling Firms in recognition of marketing, distribution, and/or administrative support provided by the Selling Firms. These payments may not be offered to all Selling Firms. The terms of these arrangements vary widely depending on, among other things, products offered; the level and type of marketing, distribution, and administrative support services provided; and the level of access we are provided to the registered representatives of the Selling Firms. Such payments may influence Selling Firms and/or their registered representatives to present the Contracts more favorably than other investment alternatives. Such compensation is subject to applicable state insurance law and regulation, FINRA rules of conduct and Department of Labor (“DOL”) rules and regulations. While such compensation may be significant, it will not result in any additional direct charge by us to you.

JNLD and/or Jackson may make marketing allowance payments and marketing support payments to the Selling Firms. Marketing allowance payments are payments that are designed as consideration for product placement and distribution, assets under management, and sales volume. Marketing allowance payments are generally based on a fixed percentage of annual product sales and generally range from 10 to 50 basis points (0.10% to 0.50%). Payments may also be based on a percentage of assets under management or paid as a specified dollar amount. Marketing support payments may be in the form of cash and/or non-cash compensation to or on behalf of Selling Firms and their registered representatives and are intended to provide us with exposure to registered representatives so that we may build relationships or educate them about product features and benefits. Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings (including travel and lodging expenses); client and prospecting events; speaker fees; business development and educational enhancement items (such as software packages containing information for broker use, or prospecting lists); sponsorship payments for participation at conferences and meetings; and other support services, including payments to third party vendors for such services. Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience. Subject to applicable laws and regulations including FINRA rules of conduct and DOL rules and regulations, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items, occasional meals, and entertainment. Selling Firms may qualify for different levels of sales and service support depending on the volume of business that they do with us.

All of the compensation described here, and other compensation or benefits provided by JNLD and/or Jackson or our affiliates, may be greater or less than the total compensation on similar or other products.  The amount or structure of the compensation can create a conflict of interest as it may influence your Selling Firm and financial professional to present this Contract over other investment alternatives.  The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the Selling Firm and financial professional.  You may ask your financial professional about any variations and how he or she and his or her Selling Firm are compensated for selling the Contract.

Compensation to JNLD. We may use any of our corporate assets to cover the cost of distribution. Compensation is paid to employees of JNLD and/or Jackson who are responsible for providing services to Selling Firms. These employees are generally referred to as “wholesalers” and may meet with Selling Firms and/or their representatives to provide training and sales support. The compensation paid to the wholesalers may vary based on a number of factors, including Premium payments; types of Contracts or optional benefits (if any) sold by the Selling Firms that the wholesaler services; wholesaler performance; and overall company performance. The wholesaler may be required to achieve internally-assigned goals related to the same type of factors and may receive bonus payments for the achievement of individual and/or company-wide goals.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in any applicable state and federal regulations and laws, including provisions or requirements of the Internal Revenue Code.

Confirmation of Transactions. We will send you a written statement confirming that a financial transaction, such as a withdrawal, or transfer has been completed. This confirmation statement will provide details about the transaction. It is possible that certain transactions, such as transfers, which may only be made on Contract Anniversaries or Index Account Option Term Anniversaries may be confirmed in an annual statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions. If you believe an error has occurred, you must notify us in writing promptly upon receipt of the statement so that we can make any appropriate adjustments.

State Variations. This prospectus describes the material rights and obligations under the Contract. Certain provisions of the Contract may be different from the general description in this prospectus due to variations required by state law. These differences include, among other things, free look rights, issue age limitations, and the general availability of certain features. The state in which your Contract is issued also governs whether or not certain options, or charges are available or will vary under your Contract. Please see Appendix C for a listing of the state variations as well as your Contract for specific variations applicable to you.

Legal Proceedings. Jackson and its subsidiaries are defendants in a number of civil proceedings arising in the ordinary course of business and otherwise. We are also, from time to time, the subject of regulatory inquiries and proceedings by certain governmental authorities. We do not believe at the present time that any pending action or proceeding, individually or in the aggregate, will have a material adverse effect upon Jackson’s ability to meet its obligations under the Contracts.

Financial Statements. Jackson's financial statements are incorporated by reference in the Statement of Additional Information. To obtain a copy of the financial statements, please visit www.jackson.com/product-literature-[__].html. The financial statements should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts. For your copy of the Statement of Additional Information, please contact us at our Customer Care Center. Our contact information is on the cover page of this prospectus.

APPENDIX A: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of the Index Account Options currently available under the Contract. We may change the features of the Index Account Options listed below (including the Index and the current limits on Index gains and losses), offer new Index Account Options, and terminate existing Index Account Options. We will provide you with written notice before making any changes other than the changes to current limits on Index gains. Information about current limits on Index gains is available at Jackson.com/RatesJMLP3. For more information about the Index Account Options, please see "Index Account" beginning on page 28 and "Additional Information About the Index Account Options" beginning on page 30.

Note: If amounts are removed from an Index Account Option before the end of the Index Account Option Term, we will apply an Interim Value adjustment. This may result in a significant reduction in your Contract Value that could exceed any protection from Index loss that would be in place if you held the option until the end of the Index Account Option Term. For more information on Interim Value, please see "Interim Value Calculation and Adjustment" beginning on page 49.

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
S&P 500[1]	Market Index	1 yr	10% Buffer	1.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	1 yr	20% Buffer	1.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	1 yr	100% Buffer	1.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	1 yr	10% Floor	1.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	1 yr	10% Buffer	1.0% Performance Trigger Rate
S&P 500[1]	Market Index	1 yr	100% Buffer	1.0% Performance Trigger Rate
S&P 500[1]	Market Index	1 yr	10% Floor	1.0% Performance Trigger Rate
S&P 500[1]	Market Index	1 yr	10% Buffer	1.0% Performance Boost Cap Rate, 5.0% Performance Boost Rate
S&P 500[1]	Market Index	3 yr	10% Buffer	1.5% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	3 yr	20% Buffer	1.5% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	3 yr	100% Buffer	1.5% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	3 yr	10% Buffer	1.5% Performance Boost Cap Rate, 5.0% Performance Boost Rate
S&P 500[1]	Market Index	6 yr	10% Buffer	2.0% Cap Rate, 100% Index Participation Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
S&P 500[1]	Market Index	6 yr	20% Buffer	2.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	6 yr	100% Buffer	2.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	6 yr	10% Buffer	2.0% Performance Boost Cap Rate, 5.0% Performance Boost Rate
Russell 2000[1]	Market Index	1 yr	10% Buffer	1.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	1 yr	20% Buffer	1.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	1 yr	100% Buffer	1.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	1 yr	10% Floor	1.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	1 yr	10% Buffer	1.0% Performance Trigger Rate
Russell 2000[1]	Market Index	1 yr	100% Buffer	1.0% Performance Trigger Rate
Russell 2000[1]	Market Index	1 yr	10% Floor	1.0% Performance Trigger Rate
Russell 2000[1]	Market Index	1 yr	10% Buffer	1.0% Performance Boost Cap Rate, 5.0% Performance Boost Rate
Russell 2000[1]	Market Index	3 yr	10% Buffer	1.5% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	3 yr	20% Buffer	1.5% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	3 yr	100% Buffer	1.5% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	3 yr	10% Buffer	1.5% Performance Boost Cap Rate, 5.0% Performance Boost Rate
Russell 2000[1]	Market Index	6 yr	10% Buffer	2.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	6 yr	20% Buffer	2.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	6 yr	100% Buffer	2.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	6 yr	10% Buffer	2.0% Performance Boost Cap Rate, 5.0% Performance Boost Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
MSCI EAFE[1]	Market Index	1 yr	10% Buffer	1.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	1 yr	20% Buffer	1.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	1 yr	100% Buffer	1.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	1 yr	10% Floor	1.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	1 yr	10% Buffer	1.0% Performance Trigger Rate
MSCI EAFE[1]	Market Index	1 yr	100% Buffer	1.0% Performance Trigger Rate
MSCI EAFE[1]	Market Index	1 yr	10% Floor	1.0% Performance Trigger Rate
MSCI EAFE[1]	Market Index	1 yr	10% Buffer	1.0% Performance Boost Cap Rate, 5.0% Performance Boost Rate
MSCI EAFE[1]	Market Index	3 yr	10% Buffer	1.5% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	3 yr	20% Buffer	1.5% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	3 yr	100% Buffer	1.5% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	3 yr	10% Buffer	1.5% Performance Boost Cap Rate, 5.0% Performance Boost Rate
MSCI EAFE[1]	Market Index	6 yr	10% Buffer	2.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	6 yr	20% Buffer	2.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	6 yr	100% Buffer	2.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	6 yr	10% Buffer	2.0% Performance Boost Cap Rate, 5.0% Performance Boost Rate
MSCI Emerging Markets[1]	Market Index	1 yr	10% Buffer	1.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	1 yr	20% Buffer	1.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	1 yr	100% Buffer	1.0% Cap Rate, 100% Index Participation Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
MSCI Emerging Markets[1]	Market Index	1 yr	10% Floor	1.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	1 yr	10% Buffer	1.0% Performance Trigger Rate
MSCI Emerging Markets[1]	Market Index	1 yr	100% Buffer	1.0% Performance Trigger Rate
MSCI Emerging Markets[1]	Market Index	1 yr	10% Floor	1.0% Performance Trigger Rate
MSCI Emerging Markets[1]	Market Index	1 yr	10% Buffer	1.0% Performance Boost Cap Rate, 5.0% Performance Boost Rate
MSCI Emerging Markets[1]	Market Index	3 yr	10% Buffer	1.5% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	3 yr	20% Buffer	1.5% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	3 yr	100% Buffer	1.5% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	3 yr	10% Buffer	1.5% Performance Boost Cap Rate, 5.0% Performance Boost Rate
MSCI Emerging Markets[1]	Market Index	6 yr	10% Buffer	2.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	6 yr	20% Buffer	2.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	6 yr	100% Buffer	2.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	6 yr	10% Buffer	2.0% Performance Boost Cap Rate, 5.0% Performance Boost Rate
Nasdaq-100[1]	Market Index	1 yr	10% Buffer	1.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	1 yr	20% Buffer	1.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	1 yr	100% Buffer	1.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	1 yr	10% Floor	1.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	1 yr	10% Buffer	1.0% Performance Trigger Rate
Nasdaq-100[1]	Market Index	1 yr	100% Buffer	1.0% Performance Trigger Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
Nasdaq-100[1]	Market Index	1 yr	10% Floor	1.0% Performance Trigger Rate
Nasdaq-100[1]	Market Index	1 yr	10% Buffer	1.0% Performance Boost Cap Rate, 5.0% Performance Boost Rate
Nasdaq-100[1]	Market Index	3 yr	10% Buffer	1.5% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	3 yr	20% Buffer	1.5% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	3 yr	100% Buffer	1.5% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	3 yr	10% Buffer	1.5% Performance Boost Cap Rate, 5.0% Performance Boost Rate
Nasdaq-100[1]	Market Index	6 yr	10% Buffer	2.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	6 yr	20% Buffer	2.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	6 yr	100% Buffer	2.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	6 yr	10% Buffer	2.0% Performance Boost Cap Rate, 5.0% Performance Boost Rate

1.All Indexes are price return indexes and not total return indexes, and therefore do not reflect dividends paid on the securities composing the Index. This will reduce the Index Return and will cause the Index to underperform a direct investment in the securities composing the Index.

We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus. When offered, available Buffer and Floor rates are guaranteed to be no less than 5%.

The following is a list of Fixed Account Options currently available under the Contract. We may change the features of the Fixed Account Options listed below, offer new Fixed Account Options, and terminate existing Fixed Account Options. We will provide you with written notice before doing so. For more information about the Fixed Account Options, please see "Fixed Account" beginning on page 26.

Name	Term	Minimum Guaranteed Interest Rate
Fixed Account Option	1-year	2.65%
Short Duration Fixed Account Option	Until the next Contract Anniversary following exercise of Intra-Term Performance Lock or spousal continuation	2.65%

APPENDIX B: CALCULATION EXAMPLES
The following examples illustrate certain features of your Contract under different market scenarios. The examples assume no add-on benefits have been added to the Contract.

Automatic Rebalancing at Contract Anniversaries Examples

Example 1: This example demonstrates the automatic rebalancing option at the 1st Contract Anniversary when Contract Options with one-year terms are elected on the Contract.
•For this example, assume you have an initial Premium of $100,000. Your initial allocations are:
◦25% to the 1-year Fixed Account Option.
◦25% to the 1-year S&P 500 Cap with Buffer Crediting Method.
◦25% to the 1-year S&P 500 Performance Trigger with Buffer Crediting Method.
◦25% to the 1-year S&P 500 Performance Boost with Buffer Crediting Method.
•Each Contract Option is initially allocated $25,000 ($100,000 × 25% = $25,000).
•You elect the automatic rebalancing option with the same allocation instructions as you provided for your initial Premium.
•At the 1st Contract Anniversary:
◦Your Contract Value for each Contract Option prior to rebalancing is:
▪$25,250 for the 1-year Fixed Account Option.
▪$27,000 for the 1-year S&P 500 Cap with Buffer Crediting Method.
▪$26,500 for the 1-year S&P 500 Performance Trigger with Buffer Crediting Method.
▪$26,750 for the 1-year S&P 500 Performance Boost with Buffer Crediting Method.
◦All four elected Contract Options are at the end of their term and are eligible to be automatically rebalanced. The total Contract Value eligible for rebalancing would be calculated as the sum of the Contract Value of each Contract Option eligible for rebalancing ($25,250 + $27,000 + $26,500 + $26,750 = $105,500).
◦Given all four elected Contract Options are eligible for automatic rebalancing, the allocation percentages for the Contract Options do not need to be adjusted.
◦Automatic transfers will be performed so that the Contract Options eligible for automatic rebalancing will have Contract Value equal to the allocation percentage for that Contract Option multiplied by the total Contract Value eligible for rebalancing. The Contract Value allocated to each Contract Option after the transfers will be:
▪$26,375 ($105,500 × 25% = $26,375) to the 1-year Fixed Account Option.
▪$26,375 ($105,500 × 25% = $26,375) to the 1-year S&P 500 Cap with Buffer Crediting Method.
▪$26,375 ($105,500 × 25% = $26,375) to the 1-year S&P 500 Performance Trigger with Buffer Crediting Method.
▪$26,375 ($105,500 × 25% = $26,375) to the 1-year S&P 500 Performance Boost with Buffer Crediting Method.

Example 2: This example demonstrates the automatic rebalancing option at the 1st Contract Anniversary when Contract Options with one-year, three-year, and six-year terms are elected on the Contract.
•For this example, assume you have an initial Premium of $100,000. Your initial allocations are:
◦25% to the 1-year Fixed Account Option.
◦25% to the 1-year S&P 500 Cap with Buffer Crediting Method.
◦25% to the 3-year S&P 500 Cap with Buffer Crediting Method.
◦25% to the 6-year Performance Boost with Buffer Crediting Method.
•Each Contract Option is initially allocated $25,000 ($100,000 × 25% = $25,000).
•You elect the automatic rebalancing option with the same allocation instructions as you provided for your initial Premium.
•At the 1st Contract Anniversary:

◦Your Contract Value for each Contract Option prior to rebalancing is:
▪$25,250 for the 1-year Fixed Account Option.
▪$27,000 for the 1-year S&P 500 Cap with Buffer Crediting Method.
▪$27,000 for the 3-year S&P 500 Cap with Buffer Crediting Method.
▪$26,750 for the 6-year S&P 500 Performance Boost with Buffer Crediting Method.
◦Only the Contract Options with the one-year terms are at the end of their term and are eligible to be automatically rebalanced. The Contract Options with the three- and six-year terms are not expired, so they are ineligible for automatic rebalancing on this Contract Anniversary
◦The total Contract Value eligible for rebalancing would be calculated as the sum of the Contract Value of each Contract Option eligible for rebalancing ($25,250 + $27,000 = $52,250).
◦The total allocation percentage ineligible for automatic rebalancing is the sum of the instructed allocation percentages corresponding to Contract Options that are ineligible for rebalancing on this Contract Anniversary, in this case the 3-year term and 6-year term crediting methods (25% + 25% = 50%).
◦The allocation percentages for automatic rebalancing for the eligible Contract Options are adjusted to not include the allocation percentages of Contract Options ineligible for automatic rebalancing. The adjusted allocation percentages of the eligible Contract Options are calculated as the specified allocation percentage of the eligible Contract Option divided by one minus the total allocation percentage ineligible for automatic rebalancing (1 - 50% = 50%):
▪For the 1-year Fixed Account Option, the adjusted allocation percentage is 50% (25% / 50% = 50%).
▪For the 1-year S&P 500 Cap with Buffer Crediting Method, the adjusted allocation percentage is 50% (25% / 50% = 50%).
◦Automatic transfers will be performed so that the Contract Options eligible for automatic rebalancing will have Contract Value equal to the adjusted allocation percentage for the eligible Contract Option multiplied by the total Contract Value eligible for rebalancing. The Contract Value allocated to each eligible Contract Option after the transfers will be:
▪$26,125 ($52,250 × 50% = $26,125) to the 1-year Fixed Account Option.
▪$26,125 ($52,250 × 50% = $26,125) to the 1-year S&P 500 Cap with Buffer Crediting Method.
◦The Contract Value of each ineligible Contract Option will not be changed by automatic rebalancing on this Contract Anniversary.
▪$27,000 remains in the 3-year S&P 500 Cap with Buffer Crediting Method.
▪$26,750 remains in the 6-year S&P 500 Performance Boost with Buffer Crediting Method.

Example 3: This example demonstrates the automatic rebalancing option at the 3rd Contract Anniversary when Contract Options with one-year, three-year, and six-year terms are elected on the Contract.
•This example is a continuation of the previous Example in which the automatic rebalancing option is elected.
•At the 3rd Contract Anniversary:
▪Your Contract Value for each Contract Option prior to rebalancing is:
•$27,472 for the 1-year Fixed Account Option.
•$28,288 for the 1-year S&P 500 Cap with Buffer Crediting Method.
•$31,000 for the 3-year S&P 500 Cap with Buffer Crediting Method.
•$30,250 for the 6-year S&P 500 Performance Boost with Buffer Crediting Method.
▪Only the Contract Options with the one-year Terms and three-year Term are at the end of their term and are eligible to be automatically rebalanced. The Contract Option with the six-year term is not expired, so it is ineligible for automatic rebalancing on this Contract Anniversary.
▪The total Contract Value eligible for rebalancing would be calculated as the sum of the Contract Value of each Contract Option eligible for rebalancing ($27,472 + $28,288 + $31,000 = $86,760).
▪The total allocation percentage ineligible for automatic rebalancing is the sum of the instructed allocation percentages corresponding to Contract Options that are ineligible for rebalancing on this Contract Anniversary, in this case the 6-year term crediting method (25%).

▪The allocation percentages for automatic rebalancing for the eligible Contract Options are adjusted to not include the allocation percentages of Contract Options ineligible for automatic rebalancing. The adjusted allocation percentages of the eligible Contract Options are calculated as the specified allocation percentage of eligible Contract Options divided by one minus the total allocation percentage ineligible for automatic rebalancing (1 - 25% = 75%):
◦For the 1-year Fixed Account Option, the adjusted allocation percentage is 33.33% (25% / 75% = 33.33%).
◦For the 1-year S&P 500 Cap with Buffer Crediting Method, the adjusted allocation percentage is 33.33% (25% / 75% = 33.33%).
◦For the 3-year S&P 500 Cap with Buffer Crediting Method, the adjusted allocation percentage is 33.33% (25% / 75% = 33.33%).
•Automatic transfers will be performed so that the Contract Options eligible for automatic rebalancing will have Contract Value equal to the adjusted allocation percentage for the eligible Contract Option multiplied by the total Contract Value eligible for rebalancing. The Contract Value allocated to each eligible Contract Option after the transfers will be:
◦$28,920 ($86,760 × 33.33% = $28,920) to the 1-year Fixed Account Option.
◦$28,920 ($86,760 × 33.33% = $28,920) to the 1-year S&P 500 Cap with Buffer Crediting Method.
◦$28,920 ($86,760 × 33.33% = $28,920) to the 3-year S&P 500 Cap with Buffer Crediting Method
•The Contract Value of each ineligible Contract Option will not be changed by automatic rebalancing on this Contract Anniversary.
◦$30,250 remains in the 6-year S&P 500 Performance Boost with Buffer Crediting Method.

Example 4: This example demonstrates the automatic rebalancing option at the 1st Contract Anniversary when an Intra-Term Performance Lock occurs on a three-year term Contract Option on the 1st Contract Anniversary.
•For this example, assume you have an initial Premium of $100,000. Your initial allocations are:
◦50% to the 1-year Fixed Account Option.
◦50% to the 3-year S&P 500 Cap with Buffer Crediting Method.
• Each Contract Option is initially allocated $50,000 ($100,000 × 50% = $50,000).
•You elect the automatic rebalancing option with the same allocation instructions as you provided for your initial Premium.
•At the 1st Contract Anniversary:
◦Your Contract Value for each Contract Option prior to any transactions is:
▪$50,500 for the 1-year Fixed Account Option.
▪$53,000 for the 3-year S&P 500 Cap with Buffer Crediting Method.
◦An Intra-Term Performance Lock is executed on the 3-year S&P 500 Cap with Buffer Crediting Method, transferring $53,000 to the Short Duration Fixed Account Option. After the Intra-Term Performance Lock, the Contract Value for each Contract Option is:
▪$50,500 for the 1-year Fixed Account Option.
▪$0 for the 3-year S&P 500 Cap with Buffer Crediting Method.
▪$53,000 for the Short Duration Fixed Account Option.
◦All Contract Options are eligible for automatic rebalancing. The 1-year Fixed Account Option is eligible as its term has expired. The 3-year S&P 500 Cap with Buffer Crediting Method is eligible since it now has $0 of Contract Value allocated to it due to the Intra-Term Performance Lock. Contract Value in the Short Duration Fixed Account Option is always eligible for rebalancing.
◦The total Contract Value is available for rebalancing ($103,500).
◦Given both elected Contract Options are eligible for automatic rebalancing, and funds cannot be allocated to the Short Duration Fixed Account Option upon a rebalance, the allocation percentages for the Contract Options do not need to be adjusted.
◦Automatic transfers will be performed so that the Contract Options eligible for allocation from automatic rebalancing will have Contract Value equal to the allocation percentage for that Contract Option multiplied by the total Contract Value eligible for rebalancing. The Contract Value allocated to each Contract Option after the transfers will be:
▪$51,750 ($103,500 × 50%) to the 1-year Fixed Account Option.
▪$51,750 ($103,500 × 50%) to the 3-year S&P 500 Cap with Buffer Crediting Method.
▪$0 ($103,500 × 0%) to the Short Duration Fixed Account Option.

Withdrawal Charge Examples

Example 5: This example demonstrates the calculation of Withdrawal Charges when there are no earnings under different potential withdrawal amounts.

•For this example, assume you have an initial Premium of $100,000 and your first-year Withdrawal Charge Percentage is 8%. Your Contract Value is $100,000, your Remaining Premium is $100,000, and your earnings are $0.
•Your free withdrawal amount is calculated as 10% of Remaining Premium during each Contract Year that would otherwise incur a Withdrawal Charge minus earnings. Your free withdrawal amount is $10,000 (10% * $100,000 – $0 = $10,000).
•Your total Withdrawal Charge is calculated as the Remaining Premium minus the free withdrawal amount, then multiplied by the Withdrawal Charge Percentage. Your total Withdrawal Charge is $7,200 (($100,000 - $10,000) * 8% = $7,200). Your Withdrawal Value is $92,800 ($100,000 - $7,200 = $92,800)
•If you were to take a withdrawal of $6,000:
▪Your Contract Value becomes $94,000 ($100,000 - $6,000 = $94,000).
▪There is no Withdrawal Charge on the withdrawal since the withdrawal amount is less than or equal to the free withdrawal amount plus earnings.
▪Your net amount received for the withdrawal is $6,000, which is equal to the requested withdrawal amount minus Withdrawal Charges ($6,000 - $0 Withdrawal Charge = $6,000).
▪The Remaining Premium becomes $94,000 ($100,000 - $6,000 = $94,000).
▪Your remaining free withdrawal amount for the Contract Year is $4,000 ($10,000 - $6,000 = $4,000).
▪Your remaining total Withdrawal Charge remains $7,200 (($94,000 - $4,000) * 8% = $7,200).
▪Your remaining Withdrawal Value is $86,800 ($94,000 - $7,200 = $86,800).
•If you were to take a withdrawal of $10,000:
▪Your Contract Value becomes $90,000 ($100,000 - $10,000 = $90,000).
▪There is no Withdrawal Charge on the withdrawal since the withdrawal amount is less than or equal to the free withdrawal amount plus earnings.
▪Your net amount received for the withdrawal is $10,000, which is equal to the requested withdrawal amount minus Withdrawal Charges ($10,000 - $0 Withdrawal Charge = $10,000).
▪The Remaining Premium becomes $90,000 ($100,000 - $10,000 = $90,000).
▪Your remaining free withdrawal amount for the Contract Year is $0.
▪Your remaining total Withdrawal Charge remains $7,200 (($90,000 - $0) * 8% = $7,200).
▪Your remaining Withdrawal Value is $82,800 ($90,000 - $7,200 = $82,800).
•If you were to take a withdrawal of $20,000:
▪Your Contract Value becomes $80,000 ($100,000 - $20,000 = $80,000).
▪A Withdrawal Charge would be assessed on the withdrawal since the withdrawal amount is greater than the free withdrawal amount plus earnings. The Withdrawal Charge is calculated as the withdrawal amount minus earnings minus the free withdrawal amount, then multiplied by the Withdrawal Charge Percentage. The Withdrawal Charge is $800 (($20,000 - $0 - $10,000) * 8% = $800).
▪Your net amount received for the withdrawal is $19,200 , which is equal to the requested withdrawal amount minus Withdrawal Charges ($20,000 - $800 Withdrawal Charge = $19,200).
▪The Remaining Premium becomes $80,000 ($100,000 - $20,000 = $80,000).
▪Your remaining free withdrawal amount for the Contract Year is $0.

▪Your remaining total Withdrawal Charge becomes $6,400 (($80,000 - $0) * 8% = $6,400)
▪Your remaining Withdrawal Value is $73,600 ($80,000 - $6,400 = $73,600).

Example 6: This example demonstrates the calculation of Withdrawal Charges when there are earnings under different potential withdrawal amounts.
•For this example, assume you have an initial Premium of $100,000 and your first-year Withdrawal Charge Percentage is 8%. Your Contract Value is $104,000, your Remaining Premium is $100,000, and your earnings are $4,000.
•Your free withdrawal amount is calculated as 10% of Remaining Premium during each Contract Year that would otherwise incur a Withdrawal Charge minus earnings. Your free withdrawal amount is $6,000 (10% * $100,000 – $4,000 = $6,000).
•Your total Withdrawal Charge is calculated as the Remaining Premium minus the free withdrawal amount, then multiplied by the Withdrawal Charge Percentage. Your total Withdrawal Charge is $7,520 (($100,000 - $6,000) * 8% = $7,520). Your Withdrawal Value is $92,800 ($104,000 - $7,520 = $96,480)
• If you were to take a withdrawal of $6,000:
▪Your Contract Value becomes $98,000 ($104,000 - $6,000 = $98,000).
▪There is no Withdrawal Charge on the withdrawal since the withdrawal amount is less than or equal to the free withdrawal amount plus earnings.
▪Your net amount received for the withdrawal is $6,000, which is equal to the requested withdrawal amount minus Withdrawal Charges ($6,000 - $0 Withdrawal Charge = $6,000).
▪Your Earnings ($4,000) are fully withdrawn and become $0, as withdrawals come first from earnings and withdrawals free of Withdrawal Charges. The remaining $2,000 ($6,000 - $4,000) is taken from Remaining Premium.
▪The Remaining Premium becomes $98,000 ($100,000 - $2,000 = $98,000).
▪Your remaining free withdrawal amount for the Contract Year is $4,000 ($6,000 - $2,000 = $4,000).
▪Your remaining total Withdrawal Charge remains $7,520 (($98,000 - $4,000) * 8% = $7,520)
▪Your remaining Withdrawal Value is $90,480 ($98,000 - $7,520 = $90,480)
•If you were to take a withdrawal of $10,000:
▪Your Contract Value becomes $94,000 ($104,000 - $10,000 = $94,000).
▪There is no Withdrawal Charge on the withdrawal since the withdrawal amount is less than or equal to the free withdrawal amount plus earnings.
▪Your net amount received for the withdrawal is $10,000, which is equal to the requested withdrawal amount minus Withdrawal Charges ($10,000 - $0 Withdrawal Charge = $10,000).
▪Your Earnings ($4,000) are fully withdrawn and become $0, as withdrawals come first from earnings and withdrawals free of Withdrawal Charges. The remaining $6,000 ($10,000 - $4,000) is taken from Remaining Premium.
▪The Remaining Premium becomes $94,000 ($100,000 - $6,000 = $94,000).
▪Your remaining free withdrawal amount for the Contract Year is $0 ($6,000 - $6,000 = $0).
▪Your remaining total Withdrawal Charge remains $7,520 (($94,000 - $0) * 8% = $7,520)
▪Your remaining Withdrawal Value is $86,480 ($94,000 - $7,520 = $86,480)
•If you were to take a withdrawal of $20,000:
▪Your Contract Value becomes $84,000 ($104,000 - $20,000 = $84,000).
▪A Withdrawal Charge would be assessed on the withdrawal since the withdrawal amount is greater than the free withdrawal amount plus earnings. The Withdrawal Charge is calculated as the withdrawal amount minus earnings minus the free withdrawal amount, then multiplied by the Withdrawal Charge Percentage. The Withdrawal Charge is $800 (($20,000 - $4,000 - $6,000) * 8% = $800).
▪Your net amount received for the withdrawal is $19,200, which is equal to the requested withdrawal amount minus Withdrawal Charges ($20,000 - $800 Withdrawal Charge = $19,200).
▪Your Earnings ($4,000) are fully withdrawn and become $0, as withdrawals come first from earnings and withdrawals free of Withdrawal Charges. The remaining $16,000 ($20,000 - $4,000) is taken from Remaining Premium.

▪The Remaining Premium becomes $84,000 ($100,000 - $16,000 = $84,000).
▪Your remaining free withdrawal amount for the Contract Year is $0.
▪Your remaining total Withdrawal Charge becomes $6,720 (($84,000 - $0) * 8% = $6,720)
▪Your remaining Withdrawal Value is $77,280 ($84,000 - $6,720 = $77,280)

APPENDIX C: STATE VARIATIONS

[TO BE UPDATED BY AMENDMENT]

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. The state in which your Contract is issued also governs whether or not certain options are available or will vary under your Contract.

STATE	MATERIAL VARIATION OR AVAILABILITY

C-1

APPENDIX D: INDEX DISCLOSURES

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APPENDIX E

GMWB PROSPECTUS EXAMPLES

I. +INCOME GMWB

Unless otherwise specified, the following examples apply to and assume you elected the +Income GMWB (referred to below as a GMWB) when you purchased your Contract, your initial Premium payment net of any applicable taxes was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, and all partial withdrawals requested include any applicable charges. Unless otherwise stated, it is assumed that each withdrawal occurs after the GAWA% has been determined. The examples assume that your age and accrued Deferral Years when the GAWA% is first determined corresponds to a GAWA% of 5%, and the GMWB and any For Life Guarantee have not been terminated. If your age at the time the GAWA% is first determined corresponds to a GAWA% other than 5%, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%.

Example 1: This example demonstrates how GMWB values are set at election.

•Your initial GWB is $100,000, which is your initial Premium payment, net of any applicable taxes.
•Your GAWA is $5,000, which is 5% of your initial GWB ($100,000 * 0.05 = $5,000).

Example 2: This example demonstrates how your GAWA% is determined. Your GAWA% is determined on the earlier of the time of your first withdrawal, the date you elect to opt out of GMWB charge increases, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of a GMWB Income Option. This date is referred to as your Determination Date. Your GAWA% is set based upon your attained age and accrued Deferral Years at that time. Your initial GAWA is determined based on this GAWA% and the GWB after any applicable Determination Date step-up has occurred.

•This example demonstrates what happens if your Contract Value is $200,000 and your GWB is $100,000 on the Determination Date.
s Your new GWB automatically steps-up to equal $200,000, which is equal to your Contract Value, since the Contract Value is larger than the GWB.
s Your GAWA is calculated to equal $10,000, which is to the applicable GAWA% multiplied by your GWB (0.05 * $200,000 = $10,000)

•Notes:
s The Determination Date step-up of the GWB to the Contract Value will only occur if the Contract Value is greater than your GWB on the Determination Date.
s In the case that your GAWA% is determined due to a partial withdrawal, you would be eligible for a GAWA withdrawal based on the GWB after the Determination Date step-up occurs, if applicable.
s Your GAWA% will not change once determined.
s The Deferral Years stop accruing at the Determination Date.

Example 3: This example demonstrates how your GWB is re-determined upon withdrawal of the guaranteed amount (which is your GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA)).

•Example 3a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:

s Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
s Your GAWA for the next year remains $5,000 since you did not withdraw an amount that exceeds your GAWA.
s If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the death of any Owner or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years.

•Example 3b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:
s Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
s Your GAWA for the next year remains $5,000 since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
s If you continued to take annual withdrawals equal to your initial and unchanged RMD ($7,500), it would take approximately an additional 12 years to deplete your GWB ($92,500 / $7,500 per year = approximately 12 years), provided that there are no further adjustments made to your GWB or your RMD (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your RMD could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 12 years.

•Notes:
s If the For Life Guarantee is not in effect, and if your GWB falls below your GAWA at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
s Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.

Example 4: This example demonstrates how your GWB and GAWA are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 3).

•Example 4a: This example demonstrates the proportional reduction of your GWB and GAWA if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
s The dollar-for-dollar portion of your withdrawal is equal to your GAWA of $5,000.
s The Proportional Reduction Factor for the withdrawal is 0.96, equal to (1 - ($10,000 - $5,000) / ($130,000 - $5,000)). This is calculated as (1 – (partial withdrawal amount – dollar-for-dollar amount) / (Contract Value prior to partial withdrawal – dollar-for-dollar amount)).
s Your new GWB is $91,200, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal then multiplied by the Proportional Reduction Factor [($100,000 - $5,000) * 0.96 = $91,200].

s Your GAWA is recalculated to equal $4,800, which is your current GAWA multiplied by the Proportional Reduction Factor [$5,000 * 0.96 = $4,800]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years.

•Example 4b: This example demonstrates the proportional reduction of your GWB and GAWA if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
s The dollar-for-dollar portion of your withdrawal is equal to your GAWA of $5,000.
s The Proportional Reduction Factor for the withdrawal is 0.95, equal to (1 - ($10,000 - $5,000) / ($105,000 - $5,000)). This is calculated as (1 – (partial withdrawal amount – dollar-for-dollar amount) / (Contract Value prior to partial withdrawal – dollar-for-dollar amount)).
s Your new GWB is $90,250, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal then multiplied by the Proportional Reduction Factor [($100,000 - $5,000) * 0.95 = $90,250].
s Your GAWA is recalculated to equal $4,750, which is your current GAWA multiplied by the Proportional Reduction Factor [$5,000 * 0.95 = $4,750]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years.

•Example 4c: This example demonstrates the proportional reduction of your GWB and GAWA if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
s The dollar-for-dollar portion of your withdrawal is equal to your GAWA of $5,000.
s The Proportional Reduction Factor for the withdrawal is 0.90, equal to (1 - ($10,000 - $5,000) / ($55,000 - $5,000)). This is calculated as (1 – (partial withdrawal amount – dollar-for-dollar amount) / (Contract Value prior to partial withdrawal – dollar-for-dollar amount)).
s Your new GWB is $85,500, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal then multiplied by the Proportional Reduction Factor [($100,000 - $5,000) * 0.90 = $85,500].
s Your GAWA is recalculated to equal $4,500, which is your current GAWA multiplied by the Proportional Reduction Factor [$5,000 * 0.90 = $4,500]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years.

•Notes:
s If the For Life Guarantee is not in effect, and if your GWB falls below your GAWA at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
s The Excess Withdrawal is defined to be the lesser of the total amount of the current partial withdrawal, or the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.
s Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.

Example 5: This example illustrates how GMWB values are re-determined upon automatic step-up.

•Example 5a: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on Contract Anniversary Value) is $200,000, your GWB is $90,000, and your GAWA is $5,000:
s Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value (as determined based on the Contract Anniversary Value).
s Your GAWA for the next year increases to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000 * 0.05 = $10,000).

•Example 5b: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on Contract Anniversary Value) is $90,000, your GWB is $80,000, and your GAWA is $5,000:
s Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value (as determined based on the Contract Anniversary Value).
s Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000 * 0.05 = $4,500).
s After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years.

•Notes:
s Your GWB will only step-up to the Contract Value if the Contract Value (as determined based on Contract Anniversary Value) is greater than your GWB at the time of the automatic step-up.
s Automatic step-ups occur annually on every Contract Anniversary unless the owner elects to opt out of an increase in GMWB charge, even if the contract has already received the determination date step-up during that contract year.
s These examples relate to an unspecified Contract Anniversary, which show scenarios in which the original $100,000 Contract Value has either increased or decreased at the Contract Anniversary due to market performance or GAWA withdrawals, neither of which would have reduced the original $5,000 GAWA.

Example 6: This example demonstrates how the timing of a withdrawal request interacts with the timing of the annual step-up provision to impact re-determination of GMWB values.

•This example demonstrates what happens if your Contract Value (as determined based on the Contract Anniversary Value) is $200,000, your GAWA% is locked in at 5%, your GAWA is $5,000, your GWB is $100,000, your GWB is due to step-up automatically, and you also wish to take a withdrawal of an amount equal to $5,000:
s If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value (as determined based on Contract Anniversary Value). At that time, your GAWA is equal to $10,000, which is 5% of your new GWB ($200,000 * 0.05 = $10,000). On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA. If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years.

s If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value (as determined based on the Contract Anniversary Value) becomes $195,000, which is your Contract Value (as determined based on the Contract Anniversary Value) prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000). Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value (as determined based on the Contract Anniversary Value). At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000 * 0.05 = $9,750). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years.

•Notes:
•This is for the annual step-up only. For examples of how the GMWB values are determined due to the step-up on the Determination Date see example 2.
•As the example illustrates, when considering a request for a withdrawal at or near the same time as application of a step-up, the order of the two transactions may impact your GAWA.
▪If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

▪If the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.
▪Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
s This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
s If the For Life Guarantee is not in effect, and if your GWB falls below your GAWA at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
s Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.

Example 7: This example illustrates how the GAWA is re-determined when the For Life Guarantee for the GMWB becomes effective after the effective date of the endorsement at age 59½. At the time the For Life Guarantee becomes effective, your GAWA is re-determined. (This example only applies if your endorsement is a For Life GMWB that contains a For Life Guarantee that becomes effective after the effective date of the endorsement.)

•Example 7a: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $40,000, your GWB is $50,000, and your GAWA is $5,000:
s Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000 * 0.05 = $2,500).
s The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option). Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

•Example 7b: This example demonstrates what happens if your Contract Value has fallen to $0 prior to the date the For Life Guarantee becomes effective, your GWB is $50,000 and your GAWA is $5,000:
s You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted. However, your GAWA would not be permitted to exceed your remaining GWB. Your GAWA is not recalculated since the Contract Value is $0.
s The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

Example 8: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option.

•This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
s If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or begin on the date the For Life Guarantee becomes effective. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained) and accrued Deferral Years. Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life.
s If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained) and accrued Deferral Years. The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life.
s The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.
s Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

•Notes:
s If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59½.

APPENDIX F

HISTORICAL ADD-ON BENEFIT RATES

I.+Income GMWB

No historical add-on benefit rates are available at this time for the +Income GMWB.

II.+Income GMWB with Joint Option

No historical add-on benefit rates are available at this time for the +Income GMWB with Joint Option.
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APPENDIX G

HISTORICAL ADD-ON BENEFIT CHARGES

I.+Income GMWB

No historical add-on benefit charges are available at this time for the +Income GMWB.

II.+Income GMWB with Joint Option

No historical add-on benefit charges are available at this time for the +Income GMWB with Joint Option.
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APPENDIX H

FINANCIAL INTERMEDIARY VARIATION INFORMATION

[TO BE UPDATED BY AMENDMENT]

H-1

Mailing Address and Contact Information
Customer Care Center
Regular Mail:	P.O. Box 24068, Lansing, Michigan 48909-4068
Overnight Mail:	1 Corporate Way, Lansing, Michigan 48951
Customer Care:	800-644-4565 8:00 a.m. to 7:00 p.m. ET (M-F)
Fax:	800-701-0125
Email:	customercare@jackson.com
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WHERE TO FIND ADDITIONAL INFORMATION

The Statement of Additional Information (SAI) dated ____, 2025 contains more information about the Registrant, and can be found online at https://www.jackson.com/product-literature-[__].html. The SAI has been filed with the SEC and is incorporated by reference into this prospectus. For a free paper copy of the SAI, to request other information about the Contracts, and to make investor inquiries call us at 1-800-644-4565 or write to us at:

Customer Care Center
P.O. Box 24068
Lansing, Michigan 48909-4068

Reports and other information about the Insurance Company are available on the SEC’s website at https://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR contract identifier #[_________]
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Rate Sheet Prospectus Supplement Dated [_____], 2025
To The Prospectus Dated [_____], 2025 For

JACKSON MARKET LINK PRO® III
INDIVIDUAL SINGLE PREMIUM DEFERRED REGISTERED INDEX-LINKED ANNUITY

Issued by
Jackson National Life Insurance Company

This Rate Sheet Prospectus Supplement is to be used in connection with the above-referenced prospectus. Please read and keep it together with your prospectus for future reference. To obtain an additional copy of the prospectus, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com.

The purpose of this Rate Sheet Prospectus Supplement (“Supplement”) is to provide the current annual add-on benefit charges (referred to as the “charges”), and the Guaranteed Annual Withdrawal Amount (“GAWA”) percentages (referred to as the “rates”) for the +Income GMWB and +Income GMWB with Joint Option add-on benefits, as applicable. This Supplement also provides the current minimum and maximum annual fees you would pay for a single optional benefit, and the current lowest and highest cost you would incur each year, based on current charges. This Supplement replaces and supersedes any previously issued Rate Sheet Prospectus Supplement and must be used in conjunction with an effective prospectus. For complete information about the add-on benefits referenced in this Rate Sheet Prospectus Supplement, please see the applicable subsections under the “CONTRACT CHARGES”, and “ACCESS TO YOUR MONEY” sections in the prospectus.

The charges and rates below apply for applications or benefit election forms signed on or after [_____], 2025.

It is important that you have the most current Rate Sheet Prospectus Supplement as of the date you sign your application. This Supplement has no specified end date and can be superseded at any time. If we supersede this Supplement with a new Rate Sheet Prospectus Supplement, the new Rate Sheet Prospectus Supplement will be filed a minimum of 10 calendar days prior to its effective date.

The current minimum and maximum annual fees (for a single optional benefit), as displayed in the “Are There Ongoing Fees and Expenses?” section of the table contained in the “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT” section of the prospectus are:

ANNUAL FEE	MINIMUM	MAXIMUM
3. Optional benefits available for an additional charge[1]	1.45%	1.45%

1.    The minimum and maximum fee reflect an annualized percentage of the GWB.

The current lowest and highest annual cost estimates, as displayed in the “Ongoing Fees and Expenses (annual charges)” section of the table contained in the “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT” section of the prospectus are:

[TO BE UPDATED BY AMENDMENT]

LOWEST ANNUAL COST:	HIGHEST ANNUAL COST:
Assumes:
•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Fund fees and expenses
•No add-on benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

Assumes:
•Investment of $100,000
•5% annual appreciation
•Most expensive combination of add-on benefits and Fund fees and expenses
•No sales charges
•No additional purchase payments, transfers or withdrawals

The current annual charges for the following add-on benefits are:

Add-on Benefit Name	Current Annual Charge	Charge Basis
+Income (Single)	1.45%	GWB
+Income (Joint)	1.45%	GWB

The current rates available with the +Income GMWB and +Income GMWB with Joint Option add-on benefits are:

+Income GMWB
Attained Age	GAWA% in Deferral Years 0-3	GAWA% in Deferral Years 3-6	GAWA% in Deferral Years 6-9	GAWA% in Deferral Years 9+
50-59	4.25%	4.75%	5.25%	5.75%
60-64	5.25%	5.50%	5.75%	6.25%
65-69	5.75%	6.25%	7.00%	7.50%
70-74	6.00%	6.50%	7.25%	7.75%
75-79	6.25%	6.75%	7.50%	8.00%
80+	6.75%	7.25%	8.00%	8.25%

+Income GMWB with Joint Option
Attained Age	GAWA% in Deferral Years 0-3	GAWA% in Deferral Years 3-6	GAWA% in Deferral Years 6-9	GAWA% in Deferral Years 9+
50-59	3.75%	4.25%	4.75%	5.25%
60-64	4.75%	5.00%	5.25%	5.75%
65-69	5.25%	5.75%	6.50%	7.00%
70-74	5.50%	6.00%	6.75%	7.25%
75-79	5.75%	6.25%	7.00%	7.50%
80+	6.25%	6.75%	7.50%	7.75%

In order for you to receive the charges and rates disclosed in this Supplement, your application or benefit election form must be signed on or after the date referenced above. We must receive your application in Good Order within 14 calendar days from the date you sign your application, and your initial Premium Payment must be received within 14 calendar days (60 calendar days for 1035 exchanges, direct transfers, or direct rollovers) from the date you sign your application. If you are electing a benefit after your Contract has already been issued, we must receive your benefit election form in Good Order within 14 calendar days from the date you sign your benefit election form, and at most thirty (30) calendar days before your Contract Anniversary and no later than 4:00pm Eastern Time on your Contract Anniversary. Once your Contract is issued with the add-on benefit (or the benefit is added to your Contract post-issue), the rates disclosed in this Supplement will not change as long as the add-on benefit is effective, however the charges will be subject to any charge increase provisions outlined in your Contract. For add-on benefits with set term lengths that must be re-elected for subsequent terms, each re-election will be considered a new election of the add-on benefit, and will be subject to the charges and rates disclosed in the Supplement in effect at the time of the re-election.

Subject to meeting the timing requirements stated above, on the Issue Date, if the current rates have changed since the date you signed your application, the following will apply:
•If the GAWA percentages increased, you will receive the higher percentages in effect on the issue date.
•If the Annual Charge decreased, you will receive the lower charge in effect on your issue date.
However, if any of the rates associated with your election(s) decreased, or the Annual Charge(s) associated with your election(s) increased, you will receive all of the rates and Annual Charges associated with your election(s) that were in effect on the date you signed your application.

If the necessary paperwork and initial Premium Payment are not received within the timelines referenced above, you will receive the applicable charges and rates in effect as of the Contract's Issue Date.

If your application or benefit election form was signed prior to the application or benefit election form date shown above, please refer to your Contract for the charges and rates applicable to your add-on benefits, or contact our Customer Care Center.

All Rate Sheet Prospectus Supplements are available by contacting our Customer Care Center at 1-800-644-4565, and are also available at www.jackson.com/product-literature-[__].html.

_________________________________
To be used with -------- XX/XX

-------- XX/XX

STATEMENT OF ADDITIONAL INFORMATION

_______, 2025

JACKSON MARKET LINK PRO® III
SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY

Issued by
Jackson National Life Insurance Company®

This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than that set forth in the Prospectus and should be read in conjunction with the Prospectus dated _______, 2025. The Prospectus may be obtained from Jackson National Life Insurance Company by writing P.O. Box 24068, Lansing, Michigan 48909-4068 or calling 1-800-644-4565. Terms used in this SAI have the same meanings as in the Prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the Contract's Prospectus.

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General Information and History

Jackson National Life Insurance Company ("Jackson")

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961. Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951, and we maintain offices in Franklin, Tennessee and Chicago, Illinois. We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York.

We are an indirect, wholly-owned subsidiary of Jackson Financial Inc. (“JFI”), whose common stock is traded on the New York Stock Exchange under the symbol, “JXN.” Among Jackson’s subsidiaries are Jackson National Life Insurance Company of New York (“JNY”), which is admitted to conduct life insurance and annuity business in New York, and Jackson National Asset Management LLC (“JNAM”), which provides certain administrative services with respect to certain of our separate accounts, including separate account administration services and financial and accounting services. JNAM is located at 225 West Wacker Drive, Chicago, Illinois 60606. JFI is also the ultimate parent of PPM America, Inc., a sub-adviser for certain funds, including a general account for Jackson.

We issue and administer the Contracts. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

Services

The financial statements of Jackson National Life Insurance Company for the periods indicated have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at 200 E Randolph, Suite 5500, Chicago, Illinois 60601.

Purchase of Securities Being Offered

The Contracts will be sold by licensed insurance agents in states where the Contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the Financial Industry Regulatory Authority (FINRA).

Contract Adjustment

Interim Value Adjustment

For each Index Account Option, the Index Account Option Value on any Business Day during the Index Account Option Term prior to the Index Account Option Term Anniversary is equal to the Interim Value. Each Index Account Option will have a separate Interim Value. The Interim Value is the amount in the Index Account Option that is available if you remove Contract Value during the Index Account Option Term prior to the Index Account Option Term Anniversary (including partial or total withdrawals from the Contract, GAWA withdrawals, automatic withdrawals, RMDs, deductions of the GMWB Charge, amounts applied to income payments upon annuitization, or if we pay the Contract Value element of the death benefit) or exercise of an Intra-Term Performance Lock. All of these transactions, if taken during the Index Account Option Term, will be based on Interim Value and will trigger an Interim Value adjustment. Withdrawals will reduce the Interim Value and any withdrawal taken in the first six years after issue may also be assessed a Withdrawal Charge.

We calculate the Interim Value using the formula below, which is based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term. We calculate the Interim Value of each of your Index Account Options at the end of each Business Day, and the change, or adjustment, may be positive, negative, or zero compared to the Interim Value at the end of the previous Business Day, even if the Index associated with your Index Account Option has increased in value. Changes to your Interim Value are not directly tied to the performance of the applicable Index, although Index performance impacts your Interim Value. The Interim Value on a given Business Day determines the amount available to be removed from that Index Account Option for Intra-Term Performance Locks, partial or total withdrawals from the Contract, GAWA withdrawals, automatic withdrawals, RMDs, deductions of the GMWB Charge, amounts applied to an income option upon annuitization, or if we pay the Contract Value element of the death benefit). The Interim Value does not impact your Index Account Option Value unless you engage in such a transaction.

If you have a transaction that is based on Interim Value, the transaction will reduce the Interim Value of your Index Account Option by the amount withdrawn. Any applicable Withdrawal Charge, taxes, and tax penalties will subsequently be deducted from the amount you receive from a withdrawal. Please note that when calculating Interim Value, the Index Account Option Value is reduced proportionally to the Contract Value for each such transaction. If the Interim Value is greater than the Index Option Crediting Base,
2

your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Amounts removed during the Index Account Option Term will not receive an Index Adjustment at the end of that Index Account Option Term. This means that by transacting mid-term on Interim Value, you are reducing the Index Account Option Value that could have received an Index Adjustment at the end of the Index Account Option Term.

Interim Value Maximum Potential Loss. The Interim Value adjustment could result in the loss of principal and previously-credited earnings in the Contract, and such losses could be as high as 100%. The maximum loss would occur upon certain transactions and under extreme circumstances. See "Contract Charges" and "Access To Your Money" in the prospectus for more information on Interim Values and the effect of withdrawals on the Contract.

You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-644-4565.

Interim Value Calculation. The Interim Value calculation reflects the estimated current value of the assets supporting the Index Account Option. It is different than the calculation of the Index Adjustment at the end of the Index Account Option Term. The Interim Value is equal to the sum of the book value of a Fixed Income Asset Proxy and the market value of a Derivative Asset Proxy, which is designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term.

Fixed Income Asset Proxy. The book value of the Fixed Income Asset Proxy represents the fixed income assets supporting the Index Account Option. It is not sensitive to changes in interest rate levels.

Derivative Asset Proxy. The market value of the Derivative Asset Proxy is an estimation of the current market value of the Index Adjustment. It may be positive or negative. The market value of the Derivative Asset Proxy is equal to the market value of a hypothetical portfolio of options on the date the Interim Value is calculated. The hypothetical portfolio of options is designed to replicate the Index Adjustment at the end of the Index Account Option Term. The market value of the Derivative Asset Proxy includes the estimated cost associated with selling the hypothetical portfolio of options prior to the end of the Index Account Option Term.

The Derivative Asset Proxy uses a fair value methodology to value the replicating portfolio of options that support each Index Account Option. Valuation of the options is based on standard methods for valuing derivatives using market consistent inputs. The methodology used to determine the market value of the options is determined by us and may result in values that vary, higher or lower, from other estimated values or the actual selling price of identical derivatives. Such variance may differ based on Index Account Option and Index Adjustment Factors, and may change from day to day. The market consistent inputs used in the Derivative Asset Proxy calculation are obtained from third parties. If these inputs are unavailable or we are not able to calculate a new Interim Value, we will use the previous Business Day’s Interim Value.

The value of the Derivative Asset Proxy is impacted by the Index Option Crediting Base, the Crediting Method, the Protection Option, the Index Adjustment Factors, and the time remaining until the end of the Index Account Option Term, as well as external factors including changes in index prices, interest rates, volatility, and the cost associated with selling the hypothetical portfolio.

The Interim Value is equal to the sum of (1) and (2), where:

(1)Is the book value of Fixed Income Asset Proxy on the date the Interim Value is calculated. It is calculated as A multiplied by [1 – (B divided by C)] multiplied by (1+D)E, where:

(A)    Is the Index Option Crediting Base on the date the Interim Value is calculated.
(B)    Is the market value of the Derivative Asset Proxy at the beginning of the Index Account Option Term.
(C)    Is the Index Option Crediting Base at the beginning of the Index Account Option Term.
(D)    Is the daily interest rate credited to the Fixed Income Asset Proxy during the Index Account Option Term that accumulates (C-B) at the beginning of the Index Account Option Term to C at the end of the Index Account Option Term, assuming no change to D.
(E)    Is the number of days elapsed in the Index Account Option Term on the date the Interim Value is calculated.

(2)    Is the market value of the Derivative Asset Proxy on the date the Interim Value is calculated.
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The book value of the Fixed Income Asset Proxy represents the fixed income assets supporting the Index Account Option. It is not sensitive to changes in interest rate levels.

A hypothetical portfolio of options that is designed to replicate the Index Adjustment at the end of the Index Account Option Term is the basis for the Derivative Asset Proxy. The market value of the Derivative Asset Proxy is equal to the estimated market value of these options for an Index Account Option. The options that compose the hypothetical portfolio vary by Index Account Option.

The market value of the Derivative Asset Proxy is determined according to the following formulas. The options in the formulas are used to replicate the Index Adjustment at the end of the Index Account Option. The strike prices of the options are expressed as a percentage of the Index Value at the start of the Index Account Option Term.

Interim Value Calculation Examples.

The following examples are intended to illustrate how an Interim Value is calculated with different Crediting Methods and Protection Options in scenarios with both positive and negative Index Performance. The Contract currently offers five combinations of Crediting Method and Protection Options for crediting Index Adjustments to the Index Account Options: Cap with Buffer, Cap with Floor, Performance Trigger with Buffer, Performance Trigger with Floor, and Performance Boost with Buffer. The examples assume that neither +Income GMWB nor +Income GMWB with Joint Option have been added to the Contract, and that the Intra-Term Performance Lock feature is not exercised (unless specifically called out below), in addition to the following specific assumptions:

Cap with Buffer:
Derivative Asset Proxy = IPR x (AMC – OMC) – OMP

AMC is the price of a call option with a strike price of one.
OMC is the price of a call option with a strike price of (1 + Cap Rate / IPR).
OMP is the price of a put option with a strike price of (1 – Buffer).

For the purposes of calculating the Interim Value:
(1)If the Cap with Buffer crediting method is uncapped the OMC value will be zero.
(2)If the Buffer is 100% the OMP value will be zero.

Cap with Floor:
Derivative Asset Proxy = IPR x (AMC – OMC) + OMP – AMP

AMC is the price of a call option with a strike price of one.
OMC is the price of a call option with a strike price of (1 + Cap Rate / IPR).
OMP is the price of a put option with a strike price of (1 – Floor).
AMP is the price of a put option with a strike price of one.

For the purposes of calculating the Interim Value:
(1)If the Cap with Floor crediting method is uncapped the OMC value will be zero.

Performance Trigger with Buffer:
Derivative Asset Proxy = PTR x AMBC – OMP

AMBC is the price of a binary call option with a strike price of one.
OMP is the price of a put option with a strike price of (1 – Buffer).

For the purposes of calculating the Interim Value
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(1)If the Buffer is 100% the OMP value will be zero.

Performance Trigger with Floor:
Derivative Asset Proxy = PTR x AMBC + OMP – AMP

AMBC is the price of a binary call option with a strike price of one.
OMP is the price of a put option with a strike price of (1 – Floor).
AMP is the price of a put option with a strike price of one.

Performance Boost with Buffer:
Derivative Asset Proxy = IMC – PBC – OMP

IMC is the price of a call option with a strike price of (1 – PBR).
PBC is the price of a call option with a strike price of (1 + PBCR – PBR).
OMP is the price of a put option with a strike price of (1 – Buffer).

Example 1: Fixed Income Asset Proxy calculation.
•Based on an Index Option Crediting Base of $100,000.
•Based on a daily credited interest rate of 0.010851%.
•The Derivative Asset Proxy at the beginning of the Index Account Option Term is $3,883.

1-year Cap with Buffer with 18% Cap Rate, 10% Buffer, 100% IPR
Months Elapsed in Term	0	3	6	9
Fixed Income Asset Proxy	96,117	97,073	98,039	99,015

5

Example 2: Interim Value calculation for a Cap with Buffer Index Account Option.
•Based on an Index Option Crediting Base of $100,000.

1-year Cap with Buffer with 18% Cap Rate, 10% Buffer, 100% IPR
Months Elapsed in Term	0	3	6	9
Index Value	100	110	80	130
AMC	9,038	14,855	398	30,709
OMC	1,923	3,946	1	13,355
OMP	3,232	1,420	10,846	3
Derivative Asset Proxy	3,883	9,489	-10,449	17,351
Fixed Income Asset Proxy	96,117	97,073	98,039	99,015
Interim Value	100,000	106,562	87,590	116,366
•Derivative Asset Proxy = IPR x (AMC – OMC) – OMP

Example 3: Interim Value calculation for a Cap with Floor Index Account Option.
•Based on an Index Option Crediting Base of $100,000.

1-year Cap with Floor with 16% Cap Rate, 10% Floor, 100% IPR
Months Elapsed in Term	0	3	6	9
Index Value	100	110	80	130
AMC	9,038	14,855	398	30,709
OMC	2,297	4,657	2	15,164
OMP	3,838	1,420	10,846	3
AMP	6,963	3,703	19,007	56
Derivative Asset Proxy	3,616	7,915	-7,765	15,492
Fixed Income Asset Proxy	96,384	97,276	98,175	99,083
Interim Value	100,000	105,191	90,410	114,575
•Derivative Asset Proxy = IPR x (AMC – OMC) + OMP – AMP

Example 4: Interim Value calculation for a Performance Trigger with Buffer Index Account Option.
•Based on an Index Option Crediting Base of $100,000.

1-year Performance Trigger with Buffer with 12% PTR, 10% Buffer
Months Elapsed in Term	0	3	6	9
Index Value	100	110	80	130
AMBC	61,933	78,442	8,683	98,542
OMP	3,232	1,420	10,846	3
Derivative Asset Proxy	4,200	7,993	-9,804	11,822
Fixed Income Asset Proxy	95,800	96,833	97,877	98,933
Interim Value	100,000	104,826	88,073	110,755
•Derivative Asset Proxy = PTR x AMBC – OMP

6

Example 5: Interim Value calculation for a Performance Trigger with Floor Index Account Option.
•Based on an Index Option Crediting Base of $100,000.

1-year Performance Trigger with Floor with 11% PTR, 10% Floor
Months Elapsed in Term	0	3	6	9
Index Value	100	110	80	130
AMBC	61,936	78,445	8,691	98,545
OMP	3,838	1,420	10,846	3
AMP	6,963	3,703	19,007	56
Derivative Asset Proxy	3,688	6,346	-7,205	10,787
Fixed Income Asset Proxy	96,312	97,221	98,139	99,065
Interim Value	100,000	103,567	90,934	109,852
•Derivative Asset Proxy = PTR x AMBC + OMP – AMP

Example 6: Interim Value calculation for a Performance Boost with Buffer Index Account Option.
•Based on an Index Option Crediting Base of $100,000.

1-year Performance Boost with 10% PBCR, 10% PBR, 10% Buffer
Months Elapsed in Term	0	3	6	9
Index Value	100	110	80	130
IMC	15,087	22,695	1,640	40,573
PBC	7,905	13,811	133	30,698
OMP	3,232	1,420	10,846	3
Derivative Asset Proxy	3,950	7,464	-9,339	9,872
Fixed Income Asset Proxy	96,050	97,023	98,005	98,998
Interim Value	100,000	104,487	88,666	108,870
•Derivative Asset Proxy = IMC – PBC – OMP

Intra-Term Performance Lock Example.

Example 7: This example demonstrates an Intra-Term Performance Lock transfer three fifths of the way through the Term from a Cap with Buffer Index Account Option.

•Your starting Premium is $100,000 on January 1 and you are 100% allocated to a 1-year Cap with Buffer Index Account Option with an 8% Cap Rate, 100% IPR, and 10% Buffer.
•On August 8, the Index is up 5% and your Interim Value is $104,800.
•If you perform an Intra-Term Performance Lock on this Index Account Option, your Interim Value will be transferred into the Short Duration Fixed Account Option where it will be credited a fixed interest rate until the next Contract Anniversary.
◦In this example, the fixed interest rate is 3% and there are 146 days until the next Contract Anniversary.
•After the Intra-Term Performance Lock, your Index Option Crediting Base and Interim Value associated with this Index Account Option will be zero.
•At the next Contract Anniversary:
◦No Index Adjustment will be applied since your Index Option Crediting Base is zero.
◦The value in the Short Duration Fixed Account Option is $106,046 ($104,800 x 1.03^(146/365) = $106,046)
◦The value in the Short Duration Fixed Account Option will be available to be transferred into an Index Account Option.

7

Withdrawal Example.
Unless otherwise specified, the examples in this section assume there are no withdrawal charges.

Example 8: This example demonstrates the calculation of values associated with Index Account Options when a withdrawal is taken.
•For this example, assume you have an initial Premium of $100,000.
•Your initial allocations are:
◦50% to the 1-year S&P 500 Cap with Buffer Crediting Method.
◦50% to the 3-year MSCI EAFE Cap with Buffer Crediting Method.
•Your Index Option Crediting Base is $50,000 ($100,000 × 50%) for both crediting methods.
•Six months into your policy, you decide to take a partial withdrawal of $20,000. Your policy values are adjusted as follows:

Crediting Method	1-year Cap with Buffer	3-year Cap with Buffer
Index	S&P 500	MSCI EAFE
Index Return	+5%	-10%
Cap Rate	18%	100%
IPR	100%	100%
Buffer	10%	10%
Values prior to Withdrawal
Index Option Crediting Base	50,000	50,000
Book Value of Fixed Income Asset Proxy	49,000	44,500
Market Value of Derivative Asset Proxy	2,738	-1,000
Interim Value	51,738	43,500
Withdrawal
Withdrawal Amount	10,865	9,135
Withdrawal as % of Interim Value	21.00%	21.00%
Values after Withdrawal
Index Option Crediting Base	39,500	39,500
Book Value of Fixed Income Asset Proxy	38,710	35,155
Market Value of Derivative Asset Proxy	2,163	-790
Interim Value	40,873	34,365

▪The amount withdrawn from each Index Account Option is proportional to its Interim Value.
•1-year Cap with Buffer: $20,000 × $51,738 ÷ ($51,738 + $43,500) = $10,865.
•3-year Cap with Buffer: $20,000 × $43,500 ÷ ($51,738 + $43,500) = $9,135.
▪Because the amount withdrawn from each Index Account Option is proportional to its Interim Value, the percentage of Interim Value withdrawn for each Index Account Option is the same.
•1-year Cap with Buffer: $9,135 ÷ $43,500 = 21%.
•3-year Cap with Buffer: $10,865 ÷ $51,738 = 21%.
▪The Index Option Crediting Base is reduced by the same proportion that the Interim Value was reduced.
•1-year Cap with Buffer: $50,000 × (1 – 21%) = $39,500.
◦The Index Option Crediting Base is reduced by less than the amount withdrawn because the Interim Value is greater than the Index Option Crediting Base.
•3-year Cap with Buffer: $50,000 × (1 – 21%) = $39,500.
◦The Index Option Crediting Base is reduced by more than the amount withdrawn because the Interim Value is less than the Index Option Crediting Base.
▪The book value of the Fixed Income Asset Proxy is reduced by the same proportion that the Interim Value was reduced.
•1-year Cap with Buffer: $49,000 × (1 – 21%) = $38,710.
8

•3-year Cap with Buffer: $44,500 × (1 – 21%) = $35,155.
▪The market value of the Derivative Asset Proxy is adjusted by the same proportion that the Interim Value was reduced.
•1-year Cap with Buffer: $2,738 × (1 – 21%) = $2,163.
•3-year Cap with Buffer: -$1,000 × (1 – 21%) = -$790.
◦Note that since the market value of the Derivative Asset Proxy was negative prior to the withdrawal, the withdrawal results in the market value of the Derivative Asset Proxy increasing. In other words, it becomes less negative.
▪The Interim Value is equal to the sum of the book value of the Fixed Income Asset Proxy and the market value of the Derivative Asset Proxy.
•1-year Cap with Buffer: $38,710 + $2,163 = $40,873.
◦This is also equal to the Interim Value minus the withdrawal amount: $51,738 – $10,865 = $40,873.
•3-year Cap with Buffer: $35,155 + -$790 = $34,365.
◦This is also equal to the Interim Value minus the withdrawal amount: $43,500 – $9,135 = $34,365.

Underwriters

The Contracts are offered continuously and are distributed by Jackson National Life Distributors LLC (JNLD), 300 Innovation Drive, Franklin, Tennessee 37067. JNLD is a subsidiary of Jackson and acts as the principal underwriter for the Contracts.

We expect to compensate broker-dealers selling the Contracts.

Annuity Provisions

Fixed Annuity Payment

The annuity payment is determined by taking the Contract Value, less any premium tax and any applicable Contract charges, and then applying it to the income option table specified in the Contract.  The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Plans and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated joint Annuitant, if any.

The dollars applied are divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly payment.  The monthly payment amount does not change.

9

APPENDIX A: FINANCIAL STATEMENTS

The financial statements for Jackson National Life Insurance Company are incorporated herein by reference to Registrant’s N-VPFS filing, filed on _____, 202_ (File No. _______).

A-1

PART C

OTHER INFORMATION

Item 27. Exhibits.

[TO BE UPDATED BY AMENDMENT]

Exhibit No.	Description

(a)	Board of Directors Resolution. Not Applicable.

(b)	Custodian Agreements. Not Applicable.

(c)	Underwriting Contracts.

(c)(1)
Specimen of Selling Agreement (V2565 06/14), incorporated herein by reference to Exhibit 3.d. to Jackson National Separate Account - I’s Post-Effective Amendment No. 13 under the Securities Act of 1933, as amended, on Form N-4, filed on September 11, 2014 (File Nos. 333-183048 and 811-08664).

(c)(2)
Amended and Restated General Distributor Agreement, dated effective as of June 1, 2006, incorporated herein by reference to Exhibit 3.a. to Jackson National Separate Account - I's Registration Statement under the Securities Act of 1933, as amended, on Form N-4, filed on August 10, 2006 (File Nos. 333-136472 and 811-08664).

(d)	Contracts.

(d)(1)	Form of Single Premium Individual Deferred Registration Index-Linked Annuity Contract (RILA300), attached hereto.

(d)(2)	Form of Single Premium Individual Deferred Registration Index-Linked Annuity Contract (RILA302), attached hereto.

(d)(3)	Form of Unisex Contract Endorsement (7819), attached hereto.

(d)(4)	Form of Cap with Buffer Crediting Method Endorsement (7820-CB), attached hereto.

(d)(5)	Form of Cap with Floor Crediting Method Endorsement (7820-CF), attached hereto.

(d)(6)	Form of Performance Trigger with Buffer Crediting Method Endorsement (7820-PTB), attached hereto.

(d)(7)	Form of Performance Trigger with Floor Crediting Method Endorsement (7820-PTF), attached hereto.

(d)(8)	Form of Performance Boost with Buffer Crediting Method Endorsement (7820-PB), attached hereto.

(d)(9)	Form of Supplemental Contract Data Pages (7820-S), attached hereto.

(d)(10)	Form of For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (7821), attached hereto.

(d)(11)	Form of Joint For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (7822), attached hereto.

(e)	Applications.

(e)(1)	Form of Single Premium Individual Deferred Registration Index-Linked Annuity Application (R300), attached hereto.

(f)	Depositor’s Certificate of Incorporation and By-laws.

(f)(1)
Articles of Incorporation of Jackson National Life Insurance Company, incorporated herein by reference to Exhibit 6.a. to the Jackson National Separate Account - I's Post-Effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-4, filed on April 30, 1996 (File Nos. 033-82080 and 811-08664).

(f)(2)
Bylaws of Jackson National Life Insurance Company, incorporated herein by reference to Exhibit 6.b. to the Jackson National Separate Account - I's Post-Effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-4, filed on April 30, 1996 (File Nos. 033-82080 and 811-08664).

(f)(3)
Amendment No. 1 to the Bylaws of Jackson National Life Insurance Company, dated effective as of March 9, 2009, incorporated herein by reference to Exhibit 6.b. to the Jackson Sage Variable Annuity Account A (formerly the SAGE Variable Annuity Account A) to the Registration Statement under the Securities Act of 1933, as amended, on Form N-4, filed on December 31, 2012 (File Nos. 333-185768 and 811-04405).

(g)	Reinsurance Contracts.

(g)(1)
Coinsurance Agreement, dated as of June 18, 2020, by and between Jackson National Life Insurance Company and Athene Life Re Ltd., incorporated by reference to Exhibit 10.2 of Jackson Financial Inc.’s General Form for Registration of Securities on Form 10, filed on March 22, 2021 (File No 001-40274).

(g)(2)
Amendment No. 1 to Coinsurance Agreement, dated as of September 30, 2020, by and between Jackson National Life Insurance Company and Athene Life Re Ltd., incorporated by reference to Exhibit 10.2.1 of Jackson Financial Inc.’s General Form for Registration of Securities on Form 10, filed on March 22, 2021 (File No 001-40274).

(g)(3)
Variable Annuities Funds Withheld Coinsurance Agreement between Jackson National Life Insurance Company and Brooke Life Reinsurance Company, dated January 1, 2024, incorporated by reference to Exhibit 10.3 of Jackson National Life Insurance Company’s Post Effective Amendment No. 3 on Form S-1, filed on April 9, 2024 (File No 333-268090).

(h)	Participation Agreements. Not Applicable.

(i)	Administrative Contracts. Not Applicable.

(j)	Other Material Contracts. Not Applicable.

(k)	Legal Opinion.

(k)(1)	Opinion and Consent of Counsel, to be filed by amendment.

(l)	Other Opinions.

(l)(1)	Consent of Independent Registered Public Accounting Firm, to be filed by amendment.

(m)	Omitted Financial Statements. Not Applicable

(n)	Initial Capital Agreements. Not Applicable

(o)	Form of Initial Summary Prospectus.

(o)(1)	Form of Initial Summary Prospectus, attached hereto.

(p)	Power of Attorney, attached hereto.

(q)	Letter Regarding Change in Certifying Accountant. Not Applicable.

(r)	Historical Current Limits on Index Gains, to be filed by amendment.

Item 28. Directors and Officers of Jackson National Life Insurance Company.

Name and Principal Business Address	Positions and Offices with Jackson National Life Insurance Company

Laura L. Prieskorn 1 Corporate Way Lansing, MI 48951	Chief Executive Officer, President, Chair, and Director

Don W. Cummings 1 Corporate Way Lansing, MI 48951	Executive Vice President, Chief Financial Officer, and Director

Carrie L. Chelko 1 Corporate Way Lansing, MI 48951	Executive Vice President

Devkumar D. Ganguly 1 Corporate Way Lansing, MI 48951	Executive Vice President and Chief Operating Officer

Christopher A. Raub 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Executive Vice President, Chief Risk Officer, and Director

Scott E. Romine 300 Innovation Drive Franklin, TN 37067	Executive Vice President

Craig D. Smith 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Executive Vice President

Craig A. Anderson 1 Corporate Way Lansing, MI 48951	Senior Vice President and Controller

Savvas P. Binioris 1 Corporate Way Lansing, MI 48951	Senior Vice President and Chief Actuary

Scott J. Golde 300 Innovation Drive Franklin, TN 37067	Senior Vice President, General Counsel

Andrea D. Goodrich 1 Corporate Way Lansing, MI 48951	Senior Vice President, Corporate Law and Corporate Secretary

Guillermo E. Guerra 1 Corporate Way Lansing, MI 48951	Senior Vice President, Chief Technology Officer, Chief Information Security Officer, and Privacy Officer

Michael R. Hicks 1 Corporate Way Lansing, MI 48951	Senior Vice President, Chief Information Officer

Dana S. Rapier 1 Corporate Way Lansing, MI 48951	Senior Vice President, Chief Human Resources Officer

Stacey L. Schabel 1 Corporate Way Lansing, MI 48951	Senior Vice President, Chief Audit Executive

Dean R. Scott 1 Corporate Way Lansing, MI 48951	Senior Vice President, Corporate Development and Treasury

Brian M. Walta 1 Corporate Way Lansing, MI 48951	Senior Vice President, Planning and Asset Liability Management

Elizabeth A. Werner 1 Corporate Way Lansing, MI 48951	Senior Vice President

Richard C. White 1 Corporate Way Lansing, MI 48951	Senior Vice President

Marina C. Ashiotou 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Vice President

Dennis A. Blue 1 Corporate Way Lansing, MI 48951	Vice President

Ellen J. Bode 1 Corporate Way Lansing, MI 48951	Vice President, Appointed Actuary

Robert Boles 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Vice President

Barrett M. Bonemer 1 Corporate Way Lansing, MI 48951	Vice President

Pamela L. Bottles 1 Corporate Way Lansing, MI 48951	Vice President

Andrew R. Campbell 1 Corporate Way Lansing, MI 48951	Vice President

Hilary R. Cranmore 1 Corporate Way Lansing, MI 48951	Vice President

Lisa I. Fox 300 Innovation Drive Franklin, TN 37067	Vice President

Joseph K. Garrett 1 Corporate Way Lansing, MI 48951	Vice President

Margaret C. Garza 1 Corporate Way Lansing, MI 48951	Vice President

Robert W. Hajdu 1 Corporate Way Lansing, MI 48951	Vice President

Thomas A. Janda 1 Corporate Way Lansing, MI 48951	Vice President

Heidi L. Kaiser 1 Corporate Way Lansing, MI 48951	Vice President, Chief Compliance Officer, Separate Accounts Chief Compliance Officer, Advertising Officer, and Anti-Money Laundering Compliance Officer

Scott F. Klus 1 Corporate Way Lansing, MI 48951	Vice President

Diedre J. Kosier 1 Corporate Way Lansing, MI 48951	Vice President

Darren T. Kramer 1 Corporate Way Lansing, MI 48951	Vice President

Efthimios Lekas 225 W. Wacker Dr. Suite 1200 Chicago, IL 60606	Vice President

David J. Linehan 1 Corporate Way Lansing, MI 48951	Vice President

Lisa A. Lubahn 1 Corporate Way Lansing, MI 48951	Vice President

Aaron T. Maguire 1 Corporate Way Lansing, MI 48951	Vice President

Ryan T. Mellott 1 Corporate Way Lansing, MI 48951	Vice President

Stefan C. Ott 1 Corporate Way Lansing, MI 48951	Vice President

Joshua K. Richardson 1 Corporate Way Lansing, MI 48951	Vice President

Kristan L. Richardson 1 Corporate Way Lansing, MI 48951	Vice President and Assistant Secretary

Danielle E. Robinson 1 Corporate Way Lansing, MI 48951	Vice President

James A. Schultz 1 Corporate Way Lansing, MI 48951	Vice President and Treasurer

Muhammad S. Shami 1 Corporate Way Lansing, MI 48951	Vice President

Srikant Vatturi Venkata Satya 1 Corporate Way Lansing, MI 48951	Vice President, Asset Liability Management

John F. Visicaro 1 Corporate Way Lansing, MI 48951	Vice President

Item 29. Persons Controlled by or Under Common Control with Jackson National Life Insurance Company.

The Registrant is Jackson National Life Insurance Company (“Depositor”), a stock life insurance company organized under the laws of the state of Michigan. Jackson National Life Insurance Company is a wholly owned subsidiary of Jackson Financial Inc., a publicly traded life insurance company in the United States.

The organizational chart for Jackson Financial Inc. indicates those persons who are under common control with Jackson National Life Insurance Company. No person is controlled by Jackson National Life Insurance Company.

The organizational chart for Jackson Financial Inc. is incorporated herein by reference to Exhibit 29 of Post-Effective Amendment No. 13, filed on October 15, 2024 (File Nos. 333-235565 and 811-08664).

Item 30. Indemnification.

Provision is made in the Company's Amended By-Laws for indemnification by the Company of any person who was or is a party or is threatened to be made a party to a civil, criminal, administrative or investigative action by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceedings, to the extent and under the circumstances permitted by the General Corporation Law of the State of Michigan.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter.

a)Jackson National Life Distributors LLC acts as general distributor for the Jackson National Separate Account - I, the Jackson National Separate Account III, the Jackson National Separate Account IV, the Jackson National Separate Account V, the JNLNY Separate Account I, the JNLNY Separate Account II, the JNLNY Separate Account IV, the Jackson Sage Variable

Annuity Account A, the Jackson Sage Variable Life Account A, the Jackson SWL Variable Annuity Fund I, the JNL Series Trust, JNL Variable Fund LLC, JNL Investors Series Trust, and Jackson Variable Series Trust.

b)Directors and Officers of Jackson National Life Distributors LLC:

Name and Business Address	Positions and Offices with Underwriter

Scott Romine 300 Innovation Drive Franklin, TN 37067	President, Chief Executive Officer, Chair and Manager

Hilary Cranmore 1 Corporate Way Lansing, MI 48951	Manager

Christopher Raub 1 Corporate Way Lansing, MI 48951	Manager

Alison Reed 300 Innovation Drive Franklin, TN 37067	Chief Operating Officer

Lauren L. Caputo 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Heather Fitzgerald 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Ashley S. Golson 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Aileen Herndon 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Heidi Kaiser 1 Corporate Way Lansing, MI 48951	Senior Vice President, General Counsel and Anti-Money Laundering Compliance Officer

Matt Lemieux 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Kevin Luebbers 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Greg Masucci 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Kimberly Plyer 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Tom Smith 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Myles Womack 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Tim Munsie 300 Innovation Drive Franklin, TN 37067	Head of IPA, Platform Distribution and Planning

Brian Sward 300 Innovation Drive Franklin, TN 37067	Head of Product Solutions

Ty Anderson 300 Innovation Drive Franklin, TN 37067	Vice President

Lisa Backens 300 Innovation Drive Franklin, TN 37067	Vice President

Chris Bogren 300 Innovation Drive Franklin, TN 37067	Vice President

J. Edward Branstetter, Jr. 300 Innovation Drive Franklin, TN 37067	Vice President

Robert Butler 300 Innovation Drive Franklin, TN 37067	Vice President

Chardae Hawley 300 Innovation Drive Franklin, TN 37067	Vice President

Yesenia Lankford 300 Innovation Drive Franklin, TN 37067	Vice President

Kristine Lowry 300 Innovation Drive Franklin, TN 37067	Vice President, FinOp, and Controller

Dana R. Malesky Flegler 1 Corporate Way Lansing, MI 48951	Vice President

Bob McAllister 300 Innovation Drive Franklin, TN 37067	Vice President

Brian Nicolarsen 300 Innovation Drive Franklin, TN 37067	Vice President

Matt Ohme 300 Innovation Drive Franklin, TN 37067	Vice President

Joseph C. Pierce 300 Innovation Drive Franklin, TN 37067	Vice President

David Russell 300 Innovation Drive Franklin, TN 37067	Vice President

Molly Stevens 300 Innovation Drive Franklin, TN 37067	Vice President

Jeremy Swartz 300 Innovation Drive Franklin, TN 37067	Vice President

Michelle Tidey 300 Innovation Drive Franklin, TN 37067	Vice President

Kendall Wetzel 300 Innovation Drive Franklin, TN 37067	Vice President

Darweshi Whitfield 300 Innovation Drive Franklin, TN 37067	Vice President

Ryan Lupton 300 Innovation Drive Franklin, TN 37067	Chief Compliance Officer

Kristan L. Richardson 1 Corporate Way Lansing, MI 48951	Secretary
(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Jackson National Life Distributors LLC	Not Applicable	Not Applicable	Not Applicable	Not Applicable

Item 31A. Information about Contracts with Index-Linked Options and Fixed Options Subject to a Contract Adjustment.

(a)

Name of the Contract	Number of Contracts outstanding	Total value attributable to the Index-Linked and/or Fixed Option subject to an Adjustment	Number of Contracts sold during the prior calendar year	Gross premiums received during the prior calendar year	Amount of Contract Value redeemed during the prior calendar year	Combination Contract (Yes/No)
Jackson Market Link Pro III	N/A	N/A	N/A	N/A	N/A	No

(b) Not applicable. Contract not offered prior to 2024.

Item 32. Location of Accounts and Records.

Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

Jackson National Life Insurance Company
Institutional Marketing Group Service Center
1 Corporate Way
Lansing, Michigan 48951

Jackson National Life Insurance Company
300 Innovation Drive
Franklin, TN 37067

Jackson National Life Insurance Company
225 West Wacker Drive, Suite 1200
Chicago, IL 60606

Item 33. Management Services.

Not Applicable.

Item 34. Fee Representation and Undertakings.

Jackson National Life Insurance Company represents to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement to include any prospectus required by section 10(a)(3) of the Securities Act; and that for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

As required by the Securities Act of 1933, Jackson National Life Insurance Company has caused this Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 11th day of December 2024.

Jackson National Life Insurance Company
(Insurance Company)

By: /s/ SCOTT J. GOLDE
Scott J. Golde
Senior Vice President, General Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

*	December 11, 2024
Laura L. Prieskorn, Chief Executive Officer, President, and Director

*	December 11, 2024
Don W. Cummings, Executive Vice President, Chief Financial Officer, and Director

*	December 11, 2024
Craig A. Anderson, Senior Vice President and Controller

* By: /s/ SCOTT J. GOLDE
Scott J. Golde, as Attorney-in-Fact,
pursuant to Power of Attorney filed herewith.

EXHIBIT LIST

Exhibit No.	Description
(d)(1)	Form of Single Premium Individual Deferred Registration Index-Linked Annuity Contract (RILA300)
(d)(2)	Form of Single Premium Individual Deferred Registration Index-Linked Annuity Contract (RILA302)
(d)(3)	Form of Unisex Contract Endorsement (7819)
(d)(4)	Form of Cap with Buffer Crediting Method Endorsement (7820-CB)
(d)(5)	Form of Cap with Floor Crediting Method Endorsement (7820-CF)
(d)(6)	Form of Performance Trigger with Buffer Crediting Method Endorsement (7820-PTB)
(d)(7)	Form of Performance Trigger with Floor Crediting Method Endorsement (7820-PTF)
(d)(8)	Form of Performance Boost with Buffer Crediting Method Endorsement (7820-PB)
(d)(9)	Form of Supplemental Contract Data Pages (7820-S)
(d)(10)	Form of For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (7821)
(d)(11)	Form of Joint For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (7822)
(e)(1)	Form of Single Premium Individual Deferred Registration Index-Linked Annuity Application (R300)
(o)(1)	Form of Initial Summary Prospectus
(p)	Power of Attorney